As filed with the Securities and Exchange Commission on April 11, 2006.

Registration No. 333-132228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CTC MEDIA, INC.
(Exact name of registrant as specified in its charter)

Delaware	4833	58-1869211
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Pravda Street, 15A
125124 Moscow, Russia
+7-495-785-6333
(Address Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

2711 Centerville Road, Suite 400
Wilmington, DE 19808
302-636-5400
(Name, Address Including Zip Code and Telephone
Number, Including Area Code, of Agent for Service)

Copies to:

Trisha Johnson, Esq.	Daniel A. Braverman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP	Cleary Gottlieb Steen & Hamilton LLP
Alder Castle	City Place House
10 Noble Street	55 Basinghall Street
London EC2V 7QJ, England	London EC2V 5EH, England
+44 (20) 7645 2400	+44 (20) 7614 2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. CTC Media and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

April 11, 2006

Shares

Common Stock

We, CTC Media, Inc., are offering 7,909,748 shares of our common stock, and the selling stockholders are offering      shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares. We expect the offering price to be between $            and $            per share.

We have applied for quotation on The NASDAQ National Market under the symbol ‘‘CTCM.’’

Investing in our common stock involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 9.

PRICE $PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to    additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                       , 2006.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

JPMORGAN

            , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

This prospectus is being distributed in the Russian Federation to a limited circle of persons only and is provided exclusively for the information of such persons. Recipients in the Russian Federation must not provide or otherwise make available this prospectus or information therein to any other person or entity. Information set forth in this prospectus is not an advertisement of the shares in the Russian Federation and is not intended to create or maintain an interest in CTC Media, Inc. or the shares or to facilitate any sale, exchange or other transfer of the shares in the Russian Federation or to or for the benefit of any Russian person or entity.

The shares are securities of a foreign issuer under Russian law. No sale, exchange or other transfer of the shares may take place in the Russian Federation or to or for the benefit of any Russian person or entity. Neither the issue of the shares nor a securities prospectus in respect of the shares has been, or is intended to be, registered with the Federal Service for Financial Markets of the Russian Federation. Information set forth in this prospectus is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the shares in the Russian Federation or to or for the benefit of any Russian person or entity.

In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in such Member State, the ‘‘Prospectus Directive’’), this communication is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that all offers of shares will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (‘‘EEA’’), from the requirement to produce a prospectus for offers of shares. Accordingly any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for the company or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by underwriters which constitute the final placement of shares contemplated in this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock.

You can find an explanation of significant terms used in the television broadcasting market in the section headed ‘‘— Market Terminology and Data,’’ below.

Our Business

We operate the CTC Network, a Russian television network offering entertainment programming targeted at 6-54 year-old viewers, and the Domashny (‘‘Home’’) Network, a Russian television network principally targeted at 25-60 year-old female viewers. CTC’s signal is carried by more than 300 television stations and local cable operators, including 16 owned-and-operated stations and 17 unmanned repeater transmitters that comprise our CTC Television Station Group. Approximately 100 million people are within the coverage of CTC’s signal. Domashny’s signal is carried by approximately 100 television stations and local cable operators, including four owned-and-operated stations and two unmanned repeater stations that comprise our Domashny Television Station Group. Approximately 50 million people are within the coverage of Domashny’s signal.

We generate substantially all of our revenues from the sale of television advertising. In 2005, when the market shares of our CTC and Domashny networks are aggregated, our share of the total Russian television advertising market was approximately 13.6%. The CTC Network’s average overall audience share in 2005 was 10.3% and its average audience share in its target demographic was 12.9%, making CTC the fourth-most watched broadcaster in Russia overall and the third-most watched in its target demographic. The Domashny Network was launched on March 6, 2005, and its average overall audience share for 2005 was 1.0%, and its average audience share in its target demographic was 1.3%. In each of 2003, 2004 and 2005, CTC succeeded in capturing a share of the television advertising market greater than its audience share, reflecting the delivery of highly targeted, premium audiences with demographics that are attractive to advertisers.

Both CTC and Domashny operate as networks, modeled on the structure successfully implemented by the major broadcast television networks in the United States. Through this network structure we extend our broadcast coverage by using independent affiliates and our owned-and-operated stations to broadcast our signals in exchange for the right to air local advertising during designated time windows. In addition to allowing us to reach additional viewers through independent affiliates without incurring incremental transmission costs, the network model enables us to capture local advertising revenues at our owned-and-operated stations, generally located in select larger cities where audience share is measured and significant demand for local advertising exists. Owning stations in these key markets also enables us to avoid reliance on independent affiliates in such locations, which allows us to avoid the related risk that such affiliates might switch to a different network thereby adversely affecting our overall audience share. This structure differs from that of our two largest competitors, Channel One and Rossiya, which operate as national channels. These national channels do not use independent affiliates and therefore bear the cost of maintenance and periodic upgrade of all signal broadcasting facilities in cities, towns and rural areas throughout Russia. Our business model, by contrast, allows us to maintain a lower level of investment in infrastructure while seeking to ensure continued presence in key cities.

The Russian television advertising market has grown by a factor of 8.6 over the past five years, from $270 million in 2000 to $2.33 billion in 2005, according to Video International (further described below). The Russian television advertising market has been one of the fastest growing in the world during this period. Despite this growth, however, advertising spending in Russia, both on a per capita basis and as a percentage of GDP, remains low by international standards — in each case, far below the levels of the United States and major countries in Western and Central Europe — reflecting the relatively recent introduction of a market-based economy and of advertising in Russia. In its most recent forecast, released in November 2005, Video International projected television advertising spending in Russia of approximately $2.95 billion in 2006, an increase of approximately 27% over 2005. Video International has not yet released revised projections of the future size of the television advertising market in Russia to reflect the possible impact of new legislation that will reduce the amount of advertising time allowed on television, described below under ‘‘— Recent Developments.’’

In Russia, virtually all national television advertising has historically been sold through so-called ‘‘sales houses’’ — intermediaries between the television broadcasters and the advertisers and advertising agencies — which receive commissions on the sales. We have agreements with affiliates of Video International Group (together with Video International Group, "Video International"), the largest television advertising sales house in Russia, to sell national advertising on both CTC and Domashny. We also have an agreement with Video International to sell local advertising for substantially all of our owned-and-operated stations from January 1, 2006. We rely on Video International for substantially all of our advertising sales and, as a result, payments from Video International account for substantially all of our revenues.

We commenced television operations in May 1994, initially broadcasting from our first owned-and-operated station in St. Petersburg to 22 cities across Russia as a ‘‘superstation’’ — a single station that retransmits its signal to remote locations. In December 1996, we launched CTC (the Cyrillic acronym for the ‘‘Network of Television Stations’’), a national network broadcasting by satellite from our center in Moscow. Domashny, our second national network, was launched in March 2005 following our acquisition in 2004 of four affiliated television stations in the cities of Moscow, St. Petersburg, Perm and Kazan.

Business Strengths

We believe that a number of factors provide a foundation for our business success, including the following:

•	Key position in a growing advertising market;

•	Strong advertising market share reflecting success in capturing targeted audiences that are attractive to advertisers;

•	Network structure and significant presence in key local markets;

•	Wide distribution network;

•	Strong cash generation and effective cost management;

•	Experience in expanding through acquisitions; and

•	Strong management and supportive stockholders.

Strategy

Our strategy is to strengthen our position as a leading platform for television advertising in Russia by offering targeted, branded entertainment programming that attracts premium audiences. In order to achieve this objective, we intend to:

•	Continue to increase our audience share and to capture a percentage of the total television advertising market that is greater than our audience share by developing and licensing programming that is attractive to our targeted demographics;

•	Continue to strengthen and develop our brands;

•	Continue to manage our costs;

•	Seek opportunities to expand our business through strategic growth initiatives, including:

—	the acquisition or launching of additional networks,

—	expansion in other geographic markets, and

—	potential growth opportunities in selected media sub-sectors; and

•	Explore opportunities to capitalize on growth in the local advertising market.

Recent Developments

Russian law currently limits the amount of time that a broadcaster may devote to advertising to 20% of total broadcasting time per day, but within that overall limit does not restrict the amount of advertising in any given hour. Legislation has been adopted that will reduce the permitted amount of advertising time to 15% of daily broadcasting time, and no more than 20% in any hour, from July 1, 2006 through year-end 2007, and 15% per hour thereafter. Press reports have indicated that there may be opportunities after adoption for modifications to the law to reflect industry interests. As a result of this legislation, the amount of available advertising time will decrease. Although Video International has confirmed to us that it believes that the change in the law will result in increases in the price of advertising any such increase may not be sufficient to offset the impact on us of the decrease in advertising time we have available to sell, particularly during primetime. Moreover, while we intend to increase the share of the total daily advertising time allocated to the CTC Network from 70% to 75% (excluding local programming windows) when this legislation comes into effect on July 1, 2006, decreasing the amount allocated to our CTC affiliates, any such reallocation may not be sufficient to offset the impact of the overall decrease in available advertising time. In addition, such legislation will also impose numerous other restrictions on advertising, such as specific regulations regarding the content of advertising for gambling, pharmaceuticals and financial services. See ‘‘Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations’’ and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Consolidated Results of Operations for 2003, 2004 and 2005 — Advertising revenues."

In accordance with accounting principles generally accepted in the United States (‘‘GAAP’’), we present our revenues net of VAT and commissions. VAT on our advertising sales is currently 18%; prior to 2004, it was 20%. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Agreements with Video International.’’

All audience share, ratings, coverage and technical penetration data included in this prospectus are provided by TNS Gallup Media, which operates the standard audience measurement system currently used by all major broadcasting and advertising professionals in Russia. See ‘‘Business — Industry Overview — Measuring Television Audiences in Russia.’’

Unless otherwise stated, all advertising market size and market share data included in this prospectus have been publicly reported by the Association of Communications Agencies of Russia, or AKAR. We understand that Video International is the source of all television advertising market data reported by AKAR. We believe that Video International is regarded as the most reliable source of information on this market.

CTC Media, Inc. was incorporated in Delaware in 1989. Our principal executive office is located at Pravda Street, 15A, 125124, Moscow, Russia and our telephone number is +7-495-785-6333. Our Russian and English language corporate website address is www.ctcmedia.ru. The information on our websites is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise stated or where the context otherwise requires, all references to ‘‘us,’’ ‘‘our,’’ ‘‘we,’’ or ‘‘the company’’ refer to CTC Media, Inc. and its consolidated subsidiaries collectively. All references to ‘‘CTC Media’’ refer to CTC Media, Inc. on a stand-alone basis. References to the ‘‘CTC Network’’ or ‘‘CTC’’ are to ZAO Set Televissionnykh Stantsiy (‘‘Network of Television Stations’’), a Russian closed joint stock company that is an indirect wholly owned subsidiary of CTC Media, or to the television network that it operates. References to the ‘‘Domashny Network’’ or ‘‘Domashny’’ are to ZAO Novy Kanal (‘‘New Channel’’), a Russian closed joint stock company that is an indirect wholly owned subsidiary of CTC Media, or to the television network that it operates. ‘‘CTC Media,’’ ‘‘CTC,’’ ‘‘Domashny’’ and the CTC Media, CTC and Domashny logos are trademarks or service marks of CTC Media, the CTC Network or the Domashny Network. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by CTC Media	7,909,748 shares

Common stock offered by selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering	shares

Over-allotment option offered by selling stockholders	shares

Use of proceeds	We intend to use the net proceeds to us from this offering to implement our growth strategy, to repay outstanding indebtedness and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See ‘‘Use of Proceeds’’ for more information.

Risk Factors	You should read the ‘‘Risk Factors’’ section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ National Market symbol	CTCM

The number of shares of common stock to be outstanding following this offering includes:

•	139,185,600 shares of our common stock outstanding as of March 6, 2006,

•	7,909,748 new shares of common stock to be sold by CTC Media in this offering,

•	shares of common stock to be issued upon the exercise of options and stock appreciation rights immediately prior to the closing of this offering and sold by selling stockholders in this offering,

and excludes:

•	shares of common stock issuable upon the exercise of the remaining options outstanding as of , 2006, with a weighted average exercise price of $ per share;

•	6,217,600 shares of common stock subject to a stock appreciation right at a weighted average exercise price of $1.64 per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board currently intends to satisfy through the issuance of shares; and

•	1,320,392 shares available for issuance pursuant to future grants under our 1997 stock option plan.

All share numbers in this prospectus have been restated to give effect to the restructuring of our capital stock effected in August 2003, which is described under the heading ‘‘Relationships and Transactions with Related Parties’’ below; a 200-for-1 stock split effected in August 2004; and a further 4-for-1 stock split effected on March 2, 2006.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	the automatic conversion of all outstanding shares of Super Senior Preferred Stock and Class A Senior Preferred Stock into common stock immediately prior to the closing of this offering;

•	no exercise of options to purchase common stock or stock appreciation rights prior to the closing of this offering, other than the exercise of options and stock appreciation rights to purchase an aggregate of shares of common stock to be sold in this offering; and

•	the filing of our restated certificate of incorporation immediately prior to the closing of this offering.

SUMMARY FINANCIAL AND OPERATING DATA

We derived the following summary financial information for the years ended December 31, 2003, 2004 and 2005 from our historical audited financial statements. The following summary financial data should be read in conjunction with ‘‘Selected Consolidated Financial and Operating Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our financial statements and related notes, all included elsewhere in this prospectus.

Financial Data

	Year ended December 31,
	2003	2004	2005
	(in thousands, except share and per share data)
Statement of Income Data:
Total operating revenues	$95,556	$155,567	$237,477
Total operating expenses	(59,208)	(93,008)	(147,290)
Operating income	36,348	62,559	90,187
Net income	$24,025	$47,450	$57,295
Net income per share attributable to common stockholders:
Basic	$0.13	$0.32	$0.39
Diluted	$0.10	$0.30	$0.37
Weighted average common shares outstanding:
Basic	41,972,000	80,580,000	79,339,024
Diluted	51,050,400	156,570,711	154,344,956

The following table presents summary balance sheet data, derived from our historical audited financial statements as of December 31, 2004 and 2005. The table also presents summary balance sheet data as of December 31, 2005 as adjusted to give effect to (1) the automatic conversion of all outstanding shares of our Super Senior Preferred Stock and Class A Senior Preferred Stock into common stock immediately prior to the closing of this offering and (2) the sale by us of 7,909,748 shares of common stock as an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses paid and payable by us.

	December 31,
	2004	2005	2005
	Actual	Actual	As adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,677	$15,300	$
Restricted cash(1)	35,978	105	105
Intangible assets, net	50,133	41,094	41,094
Goodwill	69,041	68,273	68,273
Programming rights, net	43,882	68,304	68,304
Working capital	37,402	47,528
Total assets	293,221	273,697
Long-term loans	20,184	37,188	37,188
Total stockholders’ equity	174,939	179,098

(1)	In August 2003, we entered into a loan agreement with a commercial bank pursuant to which we deposited an amount of cash in a restricted account equal to the principal amount of $35.9 million due under the loan. In July 2005, we repaid the loan in full, resulting in a release of the cash held in the restricted account. In February 2006, we terminated this loan agreement.

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Non-GAAP Financial Data:
OIBDA	$39,486	$70,521	$104,107

OIBDAis defined as operating income before depreciation and amortization (exclusive of amortization of programming rights). OIBDA has been calculated as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Operating income	$36,348	$62,559	$90,187
Depreciation and amortization (exclusive of amortization of programming rights)	3,138	7,962	13,920
OIBDA	$39,486	$70,521	$104,107

We believe that OIBDA, a non-GAAP financial measure, is an appropriate and useful measure for evaluating the core current operating performance of our business. OIBDA is used by our management to further its understanding of our operating performance in the ordinary, ongoing and customary course of operations. Our management uses OIBDA:

• to determine the level of annual bonuses for our employees;

• to evaluate the performance of our business segments and investments in these segments;

•	to make acquisition decisions on the basis of the projected OIBDA expected to be achieved from the proposed acquisition; and

• to compare our performance to comparable companies in our industry.

We provide OIBDA to give supplemental information regarding our operating performance to enhance investors’ and equity analysts’ overall understanding of our core current financial performance. We also believe that it provides investors and equity analysts with a useful basis for analyzing our operating performance against our historical data and the results of comparable companies.

The most directly comparable GAAP measure to our non-GAAP measure of OIBDA is operating income. The difference between operating income and OIBDA is that OIBDA excludes depreciation and amortization, other than amortization of programming rights. The purchase of programming rights is our most significant expenditure that enables us to generate revenues and OIBDA includes the impact of the amortization of these rights. Expenditures for capital items such as property, plant and equipment have a materially less significant impact on our ability to generate revenues. For this reason, we exclude the related depreciation expense for these items from OIBDA. Moreover, a significant portion of our intangible assets were acquired in business acquisitions. The amortization of intangible assets is therefore also excluded from OIBDA.

Because OIBDA is not a GAAP measurement of financial performance, there are material limitations in its usefulness on a stand-alone basis, including the lack of comparability to the GAAP financial results of other companies. It should be considered in addition to, and not as a substitute for, operating income. The item excluded from OIBDA, depreciation and amortization (other than amortization of programming rights), is a significant component in assessing our overall financial performance.

Operating Data

	Year ended December 31,
	2003	2004	2005
CTC Network Operating Data:
Average audience share	9.2%	9.8%	10.3%
Technical penetration	78%	83%	85%
Number of owned-and-operated stations at period end	13	13	14
Number of independent affiliates at period end(1)	205	286	283

(1)	In addition, 11 unmanned repeater transmitters were in operation at year-end 2003, 16 were in operation at year-end 2004, and 17 were in operation at year-end 2005.

For the first quarter of 2006, CTC's average audience share was     %, compared with 9.2% for the first quarter of 2005.

Year ended December 31,
2005
Domashny Network Operating Data:
Average audience share(1)	1.0%
Technical penetration	47%
Number of owned-and-operated stations at period end	4
Number of independent affiliates at period end(2)	99

(1)	Average audience share has been calculated on the basis of the full year although the Domashny Network only began broadcasting on March 6, 2005.

(2)	In addition, two unmanned repeater transmitters were in operation at year-end 2005.

For the first quarter of 2006, Domashny's average audience share was     %.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of the following risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks relating to our business and industry

Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations.

Russian law currently limits the amount of time that a broadcaster may devote to advertising to 20% of total broadcasting time per day, and within that overall limit does not restrict the amount of advertising in any given hour. Legislation has been adopted that will reduce the permitted amount of advertising time. Video International’s projections of the future size of the television advertising market in Russia referred to in this prospectus have not yet been revised to reflect the impact of this legislation.

The new law will limit the amount of advertising to 15% of daily broadcasting time, and no more than 20% in any hour, from July 1, 2006 through 2007. From January 1, 2008, the new law will limit advertising to no more than 15% per hour of broadcasting time. In 2005, while complying with the overall limit on advertising per day, we broadcast advertising for an average of 25% of each hour in the period from 8 p.m. to 11 p.m. on weekdays.

As a result of this new law, the amount of available advertising time will decrease. Although Video International has confirmed to us that it believes that the change in the law will result in increases in the price of advertising, any such increase may not be sufficient to offset the impact on us of the decrease in available advertising time, particularly during primetime. Moreover, while we intend to increase the share of our total daily advertising time allocated to the CTC Network from 70% to 75% (excluding local programming windows) when this legislation comes into effect on July 1, 2006, decreasing the amount allocated to our CTC affiliates, such reallocation may not be sufficient to offset the overall decrease in advertising time.

Video International has entered into contracts with advertisers placing a substantial portion of the advertising time available on our networks during 2006. Recent articles in the Russian press have reported that Video International is seeking to renegotiate the pricing terms of its existing agreements with advertisers on the grounds that the change in law triggered the agreements' force majeure provisions, but noted that some advertisers have argued that these agreements do not provide for renegotiation due to this change of law. We can provide no assurance that it would be possible for Video International to renegotiate pricing before the expiration of such agreements.

We expect that this legislation could materially adversely affect our revenues and results of operations.

We derive almost all of our revenues from the sale of advertising, which is sensitive to broader economic conditions, and our revenues may therefore substantially decrease if general economic conditions in Russia were to deteriorate.

Since the introduction of television advertising in Russia following the fall of the Soviet Union, advertising spending has fluctuated substantially, generally increasing during periods of economic growth and decreasing during downturns. For example, in August 1998 the Russian government defaulted on certain of its outstanding financial obligations and the Central Bank of Russia stopped its support of the ruble, leading to a steep devaluation. During the ensuing economic crisis, total spending on television advertising in Russia declined significantly, falling from a pre-crisis high of $550 million in 1997 to a low of $190 million in 1999. Economic recovery following the crisis was slow, and spending on Russian television advertising did not exceed the 1997 figure in U.S. dollar terms until 2002. As a result, our revenues declined significantly after the 1998 economic crisis. By significantly reducing the salaries of our employees, reducing corporate overhead, limiting purchases of new programming, renegotiating the terms of existing programming agreements and obtaining third-party financing, we were able to continue to operate until the advertising market recovered.

Although the Russian economy has improved substantially since the 1998 crisis, many analysts have expressed concerns that it is overly dependent upon commodities, particularly the natural gas and oil sectors, and therefore substantially dependent upon international supply, demand and pricing conditions in those fields. A sudden or prolonged downturn in the Russian economy could substantially reduce Russian television advertising expenditures. Any decrease in the size of the Russian television advertising market will likely result in a decrease in our advertising revenues, which would adversely affect our results of operations.

If free-to-air television does not continue to constitute a significant advertising forum in Russia, our revenues could be materially reduced.

We generate substantially all our revenues from the sale of free-to-air television advertising in Russia, which constituted approximately 44% of all advertising expenditures in Russia in 2004 and 47% in 2005, having increased from 25% in 1999. See ‘‘Business — Industry Overview — Overview of television advertising in Russia.’’ In the broader advertising market, television competes with various other advertising media, such as print, radio, the internet and outdoor advertising. While television currently constitutes the single largest component of all advertising spending in Russia there can be no assurance that television will maintain its current position among advertising media or that changes in the regulatory environment will not favor other advertising media or other television broadcasters. Increases in competition arising from the development of new forms of advertising media could have an adverse effect on our ability to maintain and develop our advertising revenues and, as a result, on our results of operations. Any decline in the appeal of television generally or of our networks specifically, whether as a result of the growth in popularity of other forms of media, a decline in the attractiveness of television as an advertising medium or any other factor, could have a material adverse effect on our results of operations.

In addition to competing with other free-to-air broadcasters, we compete with pay television services that offer multiple channels to subscribers for a regular subscription fee, and that typically do not generate a significant portion of their revenues from advertising. Compared with pay television in the United States and European countries, Russian pay television has yet to attract a significant customer base, although the recent introduction of such services in several major cities suggests the potential for growth. In other countries, such as the United States, growth in pay television services has often resulted in a fragmentation of the market and a corresponding decrease in the audience share of large national networks and channels. If pay television services attract a significant customer base in Russia, our audience shares and ratings could be negatively affected, which would adversely affect our advertising revenues.

We rely on a single television advertising sales house for substantially all of our revenues, and therefore our operating results could be materially adversely affected if our relationship with this sales house were to deteriorate or if it were to fail to sell advertising on our behalf effectively.

National television advertising in Russia is generally not placed directly with broadcasters. Instead, two ‘‘sales houses,’’ Video International and NTV Media, a sales house affiliated with the television channel NTV (one of our principal competitors), control the placement of virtually all national television advertising in Russia. Video International currently also places local advertising for local television stations. Video International has served as our exclusive sales house for the placement of national advertising on the CTC Network since 1999 and on the Domashny Network since its launch in March 2005. In January 2006, Video International began acting as the exclusive sales house for the placement of local television advertising for substantially all of the stations in our Television Station Groups.

Payments from Video International accounted for approximately 72% of our total operating revenues in each of 2003 and 2004 and 71% in 2005. Given that Video International also began placing local advertising for substantially all of the stations in our Television Station Groups at the start of 2006, we expect revenues from Video International to account for substantially all of our consolidated revenues in 2006. We have separate agreements with Video International that run through December 2007 and 2009 for CTC and Domashny, respectively, and 2010 for our Television Station Groups. These agreements are generally terminable upon 180 days’ notice by either party. We cannot guarantee that the Video International agreements will not be terminated prior to their scheduled expiration, or that if they are terminated we will be able to conclude replacement agreements that provide us with the same level of advertising revenues or other benefits as the current agreements.

The Russian Federal Anti-monopoly Service has publicly indicated on several occasions in the past, and as recently as February 2006, that it intends to regulate Video International as a monopoly with a dominant market position; we are not aware of any specific plans to initiate any such efforts at any particular time. If the Federal Anti-monopoly Service were to do so, under applicable anti-monopoly legislation it could impose various restrictions on Video International and its activities, including forced divestitures of companies within the group. Such actions by the Federal Anti-monopoly Service, if implemented, could disrupt Video International’s ability to effectively place our advertising, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The only other major television advertising sales house in Russia is controlled by one of our principal competitors, NTV. We understand that this sales house coordinates with Video International in the placement of local advertising. Consequently, we do not know whether they would agree to act as our sales house or, if they did, whether they would be as effective as Video International at placing our television advertising.

A disruption in our relationship with Video International or early termination of our agreements or any adverse event with respect to Video International's ability to pay would have a material adverse effect on our business, financial condition and results of operations.

Restrictions on foreign involvement in the television business in Russia could potentially be amended or interpreted in such a way as to result in our loss of necessary licenses or to require us to divest majority control of our Russian operating subsidiaries.

Amendments to the law of the Russian Federation ‘‘On Mass Media’’ (the ‘‘Mass Media Law’’), which went into effect in August 2001, restrict foreign involvement in Russian television businesses in a number of ways. As a result of these amendments, all Russian television companies with existing foreign ownership had to restructure their operations prior to August 6, 2002, to avoid violating the amended Mass Media Law. Unlike other Russian legislation regarding foreign control in certain industries, however, the amendments to the Mass Media Law do not contain ‘‘look-through’’ provisions with respect to the ultimate beneficial ownership of Russian companies engaged in television operations in Russia. Because CTC Media does not broadcast or distribute television programming in the Russian Federation, we believe that CTC Media itself does not fall under the definition of a ‘‘founder of a television or video program,’’ and that CTC Media itself does not violate the foreign involvement restrictions of the Mass Media Law.

In response to the adoption of these amendments to the Mass Media Law, we implemented a restructuring plan pursuant to which we created a holding company structure and reduced CTC Media’s direct ownership in CTC and each of our owned-and-operated stations below 50%. CTC Media’s direct ownership of Domashny, which was acquired subsequent to the adoption of these amendments, is also below 50%. The transfers of CTC and our owned-and-operated stations, other than with respect to our Moscow station that broadcasts CTC, was completed by the August 2002 deadline. The change in the ownership structure for our Moscow station that broadcasts CTC was completed in December 2002, after the specified deadline. To date, no Russian governmental authorities have taken any action against our CTC-Moscow station for its failure to comply with the restrictions on foreign legal ownership by the August 2002 deadline.

According to recent press reports, the Russian parliament may consider new legislation to further restrict foreign ownership in a number of ‘‘key’’ industries. No draft legislation been publicly released.

If the Mass Media Law or any newly adopted law were to be interpreted by the Russian governmental authorities or a Russian court to extend to, and to prohibit, indirect foreign ownership of or control over Russian broadcasters of television or video programs, Russian governmental authorities may suspend or revoke broadcasting licenses and permits held by our networks and our owned-and-operated stations. If the Mass Media Law were to be amended, or any new law were to be adopted, to expressly restrict indirect foreign ownership and control of Russian television broadcasters and such amendments or law were to be applied retroactively, CTC Media could be obliged to restructure its ownership structure so that it complies with such interpretation of new requirements, including by divesting a controlling stake in our networks and our owned-and-operated stations. If in such event CTC Media were to fail to restructure its ownership structure in accordance with such new requirements, Russian governmental authorities could suspend or revoke broadcasting licenses and permits held by our networks and our owned-and-operated stations.

Increasing demand for popular Russian content, as well as competition for popular foreign programming, may result in continued material increases in our programming costs, which could materially adversely affect our operating margins and results of operations.

Our ability to attract and retain viewers depends primarily on our success in offering programming that appeals to our target audiences. We have in the past relied to a large extent on rebroadcasts of programming acquired from the United States and other western markets. Russian viewer preferences have been changing in recent years, however, with increasing demand for programming produced in Russia. We have responded to this change by increasing the percentage of Russian-produced programming we air, most of which we license or develop with third-party producers. To continue to increase audience share, we believe we will need to continue to increase the amount of Russian-produced programming broadcast on our networks. As of December 31, 2005, Russian programming accounted for approximately 49% of the carrying value of our programming rights. See also ‘‘Business — Our Business — Optimal mix of Russian and international programming.’’

There is currently a limited supply of Russian-produced programming and strong competition among the Russian networks and channels for such programming. Russian-produced programming aimed at our target audience is generally more expensive for us to license than comparable western programming. Therefore, we believe that our programming costs will continue to increase in absolute terms and possibly also relative to our advertising revenues.

Although we expect to continue to increase the amount of Russian content we air in the future, we plan to continue to offer a selection of high-quality western programming. As the television advertising market in Russia has grown, competition for western, as well as Russian-produced, programming has resulted in a general increase in programming costs. For example, the average contractual cost per hour of the original Russian programming we commissioned in 2005 was 29% greater than that of the programming we commissioned in 2004. During the past several years, we have been able to collaborate with some of our competitors, including Channel One, in licensing programming from major studios based in the United States, as well as Russian producers and distributors, on a shared basis. Under these sharing arrangements, the cost of these programming rights to us is substantially reduced. If, in the future, high-quality television programming were unavailable on a shared basis, the costs to us of obtaining licenses for this programming could increase significantly or we may be unable to obtain access to such programming. If we are unable to maintain our access to such programming, we might attract a smaller audience share, resulting in a decrease in our advertising revenues.

If we are unable to secure a steady supply of high-quality programming, or if we fail to anticipate, identify or react appropriately to changes in Russian viewer tastes by providing appropriate programming, our audience share could be negatively affected, which would adversely affect our advertising revenues. An increase in programming costs or a decrease in advertising revenues could have a material adverse effect on our results of operations.

A change in the method of measuring television audiences could reduce our audience shares and ratings and result in a reduction in our advertising revenues.

The level of advertising revenues that we receive is directly tied to our audience share and ratings. The system of audience measurement has been evolving in Russia as the advertising market has matured and in response to changing Russian demographics. See ‘‘Business — Industry Overview — Measuring Television Audiences in Russia.’’ Most recently, TNS Gallup Media changed the composition and weighting of its panel of measured cities, effective January 1, 2006, based upon recently released 2002 Russian census data that indicated shifting demographic patterns, most notably the movement of populations from rural and smaller urban areas to larger urban areas and a decrease in the percentage of children in the total population. As a result of these changes, 12 additional cities were added to the panel of 40 cities with populations exceeding 100,000 where audiences were previously measured, and the weight of Moscow in the universe of measured cities increased from approximately 12.8% to 15.5%. Although it is not yet possible to predict the long-term effect of these changes on CTC’s and Domashny’s average monthly audience shares, we expect that the overall result may be negative for our networks. This can be explained, in part, by the decrease in children in the weighting, a demographic where CTC has traditionally been particularly strong, and an increase in the weight of Moscow in the universe of measured cities, where CTC’s ratings are typically lower than in many other Russian cities as a result of greater competition among broadcasters in Moscow. If the new system of measurement had been in effect in 2005, CTC’s audience share would have decreased from 10.3% under the then-current measurement system to 10.0%, and Domashny’s audience share would have decreased from 0.993% to 0.966%. We are taking steps in respect of our programming and distribution to counteract the effects of the changes to the system of audience measurement. We cannot assure you that these steps or any further changes in the measurement systems would not result in a decrease in our audience share, which could result in a material decrease in our advertising revenues.

The loss of licenses, or the failure to comply with the terms of licenses, could result in the loss of audience share and a decline in advertising revenues.

All broadcast television stations in Russia are required to have broadcast and other operating licenses, which generally have renewable terms of five years. Only a limited number of such licenses are available in each locality. In addition, Russian law could be interpreted as requiring cable television operators to have broadcast and other operating licenses for each of the channels or networks they transmit on their cable systems. Not all of the independent cable television operators that currently carry our networks possess such licenses. The issuance of a license, as well as the terms and conditions of any license, are often subject to the exercise of broad discretion by governmental authorities. See ‘‘Regulation of the Russian Broadcasting Industry — Licenses and Registrations Required for Television Broadcasting.’’

The broadcast licenses of our affiliate stations also contain various restrictions and obligations, including requirements with respect to the minimum amount of Russian-produced programming (usually requiring at least 50%). Our affiliates have not always been in full compliance with all requirements of their licenses or obtained all the licenses necessary for broadcasting. If the terms of a license are not fulfilled, or if a television station violates applicable Russian legislation or regulations, the license may be suspended or terminated (which decision may be appealed in court). If an affiliate were to broadcast without all the necessary licenses, broadcasting may be terminated and fines could be imposed.

There are no currently pending proceedings seeking to suspend or terminate any of the licenses of our owned-and-operated stations, and we have not received any notice of violation with respect to any of those licenses. We have also not been informed of any current or threatened proceedings seeking to revoke a license of any of our independent affiliates, or to terminate the broadcasting rights of independent cable television operators carrying our networks. However, there can be no assurance that we will not be subject to such challenges, suspensions or terminations in the future. The loss of an existing broadcast license, or the failure to obtain a broadcast license in a new market, could reduce or limit the coverage of our networks and result in a loss of audience share and a fall in ratings, which could materially adversely affect our advertising revenues and business.

The inability of our affiliates to renew existing licenses upon expiration of their terms could also result in the loss of audience share and a decline in advertising revenues.

The renewal of existing licenses is often subject to the exercise of broad discretion by governmental authorities. In addition, the Russian governmental reorganization during 2004 resulted in extensive delays in the renewal of expiring and expired licenses for all broadcasters. Of our more than 300 affiliates at the CTC Network as of March 1, 2006, 186, including all our owned-and-operated stations and unmanned repeater transmitters, operate pursuant to broadcast licenses. Of these, the licenses of approximately 21% had expired as of March 1, 2006 and are being extended or modified, and those of an additional 15% expire before the end of 2006. Of our 16 owned-and-operated stations that broadcast CTC, one is currently operating with an expired license, which we are in the process of renewing. The licenses of a further three of our CTC owned-and-operated stations expire before the end of 2006. Of our more than 100 affiliates at the Domashny Network as of March 1, 2006, 36, including our owned-and-operated stations and unmanned repeater transmitters, operate pursuant to broadcast licences. Of these, the licenses of 2 had expired and were being renewed as of March 1, 2006, and an additional 10 licenses expire before the end of 2006, including a license of our owned-and-operated station in St. Petersburg.

The inability to renew an existing broadcast license, particularly in a significant market, could reduce or limit the coverage of our networks and result in a loss of audience share and a fall in ratings, which could materially adversely affect our advertising revenues and business.

The loss of independent affiliates could result in a loss of audience share and a fall in ratings.

We seek to enter into formal agreements with our independent affiliate stations that govern various aspects of the broadcast of our network programming. These agreements generally provide each party with the right to terminate the agreement on 60-days’ notice without penalty. In certain instances, particularly in smaller cities and towns and with local cable networks, our arrangements are governed by letters of understanding that provide us with only limited recourse in the event of a disagreement. We do not pay fees to any of our independent affiliates in return for broadcasting our networks, although we understand that other networks in Russia have done so in some instances.

When the new advertising law described above becomes effective, we intend to re-allocate the advertising time between the CTC Network and its affiliates such that, other than in local programming windows, the CTC Network will be allocated 75% of available advertising time and the affiliates will be allocated 25%. Currently, we allocate 70% of this time to the CTC Network and 30% to our CTC affiliates. Although we believe we will be able to implement this re-allocation at our 16 owned-and-operated CTC stations, there can be no assurance that we will be able successfully to negotiate this re-allocation with our independent affiliates. In response to this reduction in the advertising time that we make available to them, it is possible that some of our affiliates could seek to cease broadcasting our network.

If an independent affiliate in a larger market, particularly in those cities where audiences are measured and in which we do not own and operate a station, were to terminate its agreement with us, this could result in a decrease in our audience share. Although a termination with any one such independent affiliate would not have a material effect, several taken together could result in a material decrease in our advertising revenues.

Our overall audience share and ratings in any period are influenced by the success of a small number of highly popular programs, and we may not be able consistently to select or obtain rights to such programs.

During any given quarter, we generally air one or two major ‘‘hit’’ series during primetime that contribute disproportionately to our overall audience share. For example, in the fourth quarter of 2005 the contributions of the top three primetime programs on CTC to CTC’s 11.6% overall audience share for the quarter were as follows:

CTC top programs (by rating)	Days of the week aired	Timeslot	Program Share (in percentage points)	Contribution to overall audience share (in percent)	Contribution to overall audience share (in percentage points)
Born Not Pretty	Monday-Friday	20:00 – 21:00	26.21	15.2%	1.76
My Fair Nanny	Monday-Friday	18:30 – 19:30	19.59	9.3%	1.07
Lyuba, Kids and Factory	Monday-Thursday	21:00 – 21:30	11.75	2.7%	0.31
Other CTC shows	—	—	9.91	72.8%	8.41
Overall average	Monday-Sunday	07:00 – 01:00	11.55	100%	11.55

Source: TNS/Gallup Media

If we do not select programs, or are unable to obtain rights to programs, that achieve particularly high audiences shares in key time slots, our overall audience share and therefore revenues will be adversely affected.

We rely on third parties for the production of original Russian programming, and our business could be adversely affected if we are unable to continue such relationships on acceptable terms.

We have no in-house capability to produce full-length original programming and therefore rely on third-party production houses located in Moscow, particularly the company A-Media, which has produced several of our most successful original programs. In 2004 and 2005, A-Media accounted in monetary terms for 21% and 23%, respectively, of the total programming rights we acquired in those years. If we are unable to continue our close working relationships with the production houses we use or to develop new relationships, our ability to air premium new Russian content may be impeded, which would likely result in a loss of audience share and therefore a reduction in our share of the television advertising market.

We rely on third parties to provide us with re-transmission capabilities in certain locations, and our business would be adversely affected if such parties terminated or adversely changed the terms of those relationships.

In certain locations, we depend on cable operators or other third parties to carry our signal. In Moscow, television signals are transmitted from a central tower to roof antennas located on buildings throughout the city, and then amplified for retransmission within the buildings. The original system, which was introduced in the 1960’s, carried only six VHF channels. Mostelecom, the local provider, upgraded a number of roof antenna systems from 1997 to 2004 to add capacity for a limited number of additional channels. We collaborated with Mostelecom in this project, paying an amount per additional household connected, in order to help ensure that we were allocated access on Mostelecom’s systems where capacity was increased. Both CTC and Domashny are currently carried on these systems where capacity was increased. Unlike the state-controlled national channels, however, we have no legal or contractual guarantee that Mostelecom will continue to carry our signals. A similar technical system is in place in St. Petersburg, operated by the local provider; there, too, we have no binding contractual right of access to the system. If Mostelecom or another local provider, or any of their successors, were to deny us access on the applicable system, our audience share and television advertising market share in the locality in question would both be materially adversely affected.

We may not be able to compete successfully against other television channels and networks that may have broader coverage, greater name recognition, larger market share, wider programming content or access to more funding than we do, or with newer niche channels offering competitive programming formats.

The Russian television broadcasting business is highly competitive. Both CTC and Domashny compete for audience share with other national television networks and channels and with local stations, as well as with niche broadcasters. We compete on the basis of both the actual and anticipated size of our audiences for specific time slots, as well as the demographic characteristics of our viewers.

On a national level, CTC competes directly with other national broadcast networks and channels, including Channel One, Rossiya and NTV, as well as with the smaller networks REN-TV and TNT. The

Domashny network competes for advertising revenues primarily with other smaller channels such as DTV, MTV, TV-3 and TVC, although it also competes with the national broadcast networks and channels for viewers within its target demographic group. On a local level, our owned-and-operated stations compete with other stations for local advertising. We also compete to a limited extent with pay television services and other advertising media.

Channel One and Rossiya were established as state television channels during the Soviet period and they remain under Russian state control. As a result, we understand that these channels receive state benefits not generally available to private companies, including free signal transmission (in the case of Channel One) and direct state budget subsidies (in the case of Rossiya) and preferences in licensing. Moreover, nearly every viewing household in Russia can receive the broadcast signals of Channel One and Rossiya, while only a more limited viewing audience can currently receive our network signals. The much broader coverage and name recognition of Channel One and Rossiya, coupled with programming geared toward a broader demographic group, help them to attract large audience shares. NTV, which is indirectly controlled by the state through Gazprom, the state-controlled natural gas and oil company, also has a broader coverage than CTC and Domashny, and we believe also benefits from free signal transmission. Channel One had an audience share of 23.0% in 2005, while Rossiya’s was 22.7% and NTV’s was 11.1%. We believe that such strong audience shares may give these broadcasters added leverage in negotiations with advertisers, advertising agencies and sales houses.

As we focus on entertainment programming, we are unable to compete with other broadcasters for audiences for news and sporting programs, some of which have among the highest audience shares and ratings in their time slots.

We have substantial future programming commitments that we may not be able to vary in response to a decline in advertising revenues, and as a result could experience material reductions in operating margins.

Programming represents our most significant expense, and at any given time we generally have substantial fixed commitments for the succeeding two to three years. For example, as of December 31, 2005 we had contractual commitments for the acquisition of approximately $55.5 million in programming rights through 2006 and an additional $13.7 million in 2007-2008. Given the size of these commitments at any time, a reduction in our advertising revenues could adversely affect our operating margins and results of operations. We would have only limited ability to reduce our costs in the short-run in response to such developments.

We may seek to make acquisitions of other stations, networks, content providers or other complementary media companies in the future, and may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.

The acquisition and integration of new companies pose significant risks to our existing operations, including:

•	additional demands placed on our senior management, who are also responsible for managing our existing operations;

•	increased overall operating complexity of our business, requiring greater personnel and other resources;

•	difficulties of expanding beyond our core expertise, in the event that we acquire content providers or other ancillary businesses;

•	significant initial cash expenditures to acquire and integrate new businesses; and

•	incurrence of debt to finance acquisitions and higher debt service costs related thereto.

Moreover, the integration of new businesses may also be difficult for a variety of reasons, including differing cultures or management styles, poor target records or internal controls and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

We may have difficulty purchasing or leasing adequate space in Moscow as needed, which could adversely affect our operations.

We own a building in Moscow with office and production space of approximately 3,100 square meters. We also lease approximately 3,400 square meters of office and operations space at another site in Moscow under leases that generally expire on December 31, 2008 but are cancellable by either party on nine months' notice. The fiber optic cable that transmits our network signals to the satellite transmission center originates at our leased facilities.

Real estate in Moscow is expensive and supply in the market is limited. If the lease on our leased premises is terminated or not renewed, our owned facilities would not be sufficient for our needs and we may not be able to find additional facilities for purchase or lease on acceptable terms.

Our relationships with the co-owners of our television stations may limit our ability to implement our business plans and strategy.

Only seven of our 20 owned-and-operated stations that are currently broadcasting our networks’ signals are 100% owned by CTC Media. Other investors own between less than 1% and 50% of each of the remaining 13 such stations. In some cases, we depend to a significant extent on our local partners for their familiarity with the local business environment and public authorities and we understand that some of our local partners are also minority shareholders in the local Video International subsidiary that sells local advertising for our owned-and-operated stations. Moreover, we may in the future similarly rely on joint-owners as we acquire additional stations. Any significant disruption in our relationship with these parties could make it more difficult for us to operate our existing stations. See ‘‘Business — Our Business — Distribution — Television Station Groups.’’

Although we have overall operating control of 18 of our 20 owned-and-operated stations that are currently broadcasting our networks' signal, we do not have unilateral control over 13 of these because we do not own 100% of them.  Russian law and some of the agreements governing these stations grant protective rights to our co-owners that enable them to block certain significant corporate actions. Under Russian company law, significant corporate decisions, such as declaring and paying dividends and entering into substantial transactions, require the consent of the holders of two-thirds or three-quarters of the voting interests of the company, depending on the subject matter and the legal structure of the company. We own less than two-thirds of the voting interests of six of our owned-and-operated stations, and less than three-quarters of the voting interests of one additional station.   As a result, we are often required to obtain the consent of our co-owners when making significant corporate decisions.   Although we are not aware of any specific transaction in which  we failed to obtain the requisite approval of the co-owners of our stations, due to the formalistic nature of Russian law and the large number of corporate actions that are taken annually by our co-owned stations, we believe  it is likely that, from time to time, not all necessary minority shareholder consents have been obtained. As a result, we cannot guarantee that co-owners of our stations will not bring claims against us for failure to obtain these necessary consents, which, if successful, could result in the transaction in question being voided. Moreover, even if not technically required by law or contract, we generally prefer to obtain the consent and support of our co-owners before undertaking significant corporate actions. If this consent cannot be obtained, we may decide to forego a transaction that is commercially favorable to us in an effort to preserve goodwill with our co-owners.

A systems failure could prevent us from transmitting our network signal and lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues.

The CTC and Domashny network signals originate at our Moscow center and are uplinked to two separate satellite systems, plus one backup system, that transmit our network signals to our affiliate stations and unmanned repeater transmitters. We experienced a signal outage on one of the primary systems on March 29, 2006 for approximately three hours in Eastern Siberia and the Russian Far East.  Prior to the satellites’ replacement, we also experienced signal outages on three occasions, once for nine hours, from one of our primary satellites.

Our two Moscow stations broadcast from the Ostankino television tower in Moscow, a government-owned facility. In August 2000, a fire at the Ostankino tower interrupted television and radio broadcasting and mobile phone operations. As a result, our CTC Moscow television station was unable to broadcast our network signal for approximately five days.

There can be no assurance that we will not experience future disruptions in the satellite transmission of our network signal to our affiliates, or that our affiliates will not experience disruptions in broadcasting our signal similar to that which occurred at Ostankino tower. Prolonged or repeated disruptions in the CTC or Domashny signal could lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues. We do not carry business interruption insurance to protect us in the event of a catastrophe or termination of CTC’s or Domashny’s ability to transmit their signals, even though such an event could have a significant negative impact on our business.

One of our principal stockholders owns a controlling interest in a competing Russian television network, and its interests may conflict with ours.

One of our principal stockholders, MTG Broadcasting AB, an affiliate of the publicly listed Modern Times Group MTG AB (‘‘MTG’’), owns 100% of ZAO TV Darial (‘‘DTV’’), a Russian television network with which we compete. After this offering, MTG will own approximately         % of our common stock. Hans-Holger Albrecht, the president and CEO of MTG, is a Co-Chairman of our board and Maria Brunell, the chief financial officer of MTG, is also one of our directors. Mr. Albrecht, Ms. Brunell and Kaj Gradevik, another member of our board of directors, serve on the board of DTV.

DTV broadcasts a mix of entertainment programming that is similar to the programming on CTC. Its audience share for 2005 was 1.5%. We have a non-competition agreement with MTG pursuant to which it has agreed that it will not compete with us in the area of free-to-air, non-subscription-based television in Russia and certain other CIS countries, other than through DTV, and agreeing to certain restrictions on DTV’s activities in Russia. Nevertheless, MTG’s ownership of one of our competitors may result in conflicts of interest among MTG, us and our other stockholders in circumstances in which our interests are not aligned. We can provide no assurance that any such conflicts will be resolved in our favor. See ‘‘Relationships and Transactions with Related Parties — Transactions with MTG.’’

Loss of key personnel could affect our growth and future success.

We believe that our growth and our future success will depend in large part upon our ability to continue to retain our Chief Executive Officer and to attract and retain other highly skilled senior management, finance and marketing personnel. The competition for qualified personnel in Russia who are familiar with the television industry in Russia and/or who are knowledgeable about U.S. accounting and legal practices is intense. We may encounter particular difficulty in hiring and/or retaining appropriate financial staff in Russia needed to enable us to comply with the internal controls requirements under the Sarbanes-Oxley Act and related regulations. We cannot assure you that we will be able to hire and retain qualified personnel.

We do not carry all of the insurance coverage customary in more economically developed countries for a business of our size and nature, and as a result could experience substantial loss or disruption.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, we have no coverage for business interruption or loss of key management personnel. We do not maintain separate funds or otherwise set aside reserves for the these types of losses. Any such loss may cause substantial disruption and may have a material adverse effect on our business, results of operations and financial condition.

Decreases in the value of the Russian ruble compared with the U.S. dollar could materially adversely affect our results of operations.

The value of the Russian ruble has risen generally against the U.S. dollar in recent years. In 2005, however, the ruble depreciated approximately 3.7% against the U.S. dollar. Moreover, the ruble has in the past declined substantially against the U.S. dollar, including a significant drop as a result of the economic crisis of 1998.

Prior to 2006, our principal source of revenue (contracts for the placement of advertising) was denominated primarily in U.S. dollars. Because in 2005 our expenses were also primarily denominated in U.S. dollars, the impact on our results of the ruble depreciation was insignificant. Beginning in January 2006, all new advertising contracts between Video International and advertisers are ruble-denominated. As a result, we currently expect that a significant majority of our advertising revenues for 2006 will be denominated in rubles and that by 2007 substantially all of our advertising revenues will be denominated in rubles as our longer-term advertising contracts denominated in U.S. dollars expire and are replaced. Our operating expenses are primarily denominated in U.S. dollars, including payments for our Russian and foreign programming and a significant majority of our salary expenses. We are currently considering options for shifting the denomination of our operating expenses from dollars to rubles but can give no assurances that we will be successful in making such shifts. Moreover, given that our reporting currency is the U.S. dollar, the value of our owned-and-operated stations and other ruble-denominated assets could decline in line with any decline in the value of the ruble. As a result of these factors, any decline in the value of the Russian ruble against the U.S. dollar could materially adversely affect our results of operations. We do not undertake any hedging transactions to offset any decline in the value of our ruble cash or non-cash assets. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure about Market Risk.’’

Risks relating to the political environment in Russia

Businesses in Russia, especially media companies, can be subject to politically motivated actions, which could materially adversely affect our operations.

The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, including violations of tax laws. These actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. These concerns were intensified as a result of the events leading to the imprisonment of Mikhail Khordorkovsky and the effective re-nationalization of Yukos, the oil company he controlled.

Media businesses can be particularly vulnerable to politically motivated actions. NTV, TV-6 and TVS, in particular, have all experienced what some would characterize as politically motivated actions, including efforts to effect changes of control. As a result of these actions, TV-6, which became TVS, is no longer broadcasting. We believe that our focus on entertainment, and the fact that we broadcast entertainment and celebrity news, but do not offer ‘‘hard’’ news, commentary or analysis on our national networks, could lessen the risk of provoking politically motivated actions. However, we do not restrict the ability of our independent affiliates to broadcast local news in local broadcasting windows, and approximately 20% of our independent affiliates, as well as two of our owned-and-operated stations that carry the CTC Network, broadcast local political news, generally with the approval of our local partners and the local authorities. Any action against us, our networks, or any of our principal stockholders, including Alfa Group, which is active in many industries in Russia, could materially adversely affect our operations.

Broader political developments could adversely affect our business operations and financial condition.

The current Russian presidential administration has taken a number of steps to expand its authority, including by further centralizing power in a number of areas and removing decision making authority from the federal regions. The ultimate extent or impact of these changes is uncertain. These and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our common stock.

It has been widely reported in the Russian and foreign media that the Russian government is exerting pressure on the so-called ‘‘oligarchs’’ to cause them to divest their commercial interests in certain areas of economic activity. The media have also reported that the government has exerted significant influence on companies owned or controlled by the oligarchs through tax inspections, management changes, threats of and actual prosecution of management and key officials, and other means. Real and perceived pressure on the oligarchs and their businesses has seriously affected the economic activities of these enterprises and their management. If the current or future governments in Russia were to apply significant pressure on Alfa Group and its affiliated companies, it could have serious adverse effects on our operations and financial results. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of our management from our day-to-day operations.

Civil conflicts could adversely affect the value of investments in Russia, which could result in a decline in the value of our common stock.

Ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. The further intensification of violence, including terrorist activities, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce, and could materially adversely affect our business and the value of our common stock.

Risks relating to the economic environment in Russia

Emerging markets such as Russia are subject to greater risks than more developed markets and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our common stock to decline.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such markets. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices of the stock of companies operating in other emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy.

Economic instability in Russia could reduce spending on television advertising, which could adversely affect our results of operations.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

•	significant declines in gross domestic product;

•	hyperinflation;

•	an unstable currency;

•	high government debt relative to gross domestic product;

•	a weak banking system providing limited liquidity to Russian enterprises;

•	a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•	significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•	widespread tax evasion;

•	the growth of black and gray market economies;

•	pervasive capital flight;

•	high levels of corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment; and

•	the impoverishment of a large portion of the Russian population.

Though recent increases in global commodity prices have resulted in increases in disposable income and consumer spending in Russia, the Russian economy has been subject to abrupt downturns. In particular, in August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of August 1998. This further impaired the ability of the banking sector to act as a reliable and consistent source of liquidity to Russian companies, and resulted in the loss of bank deposits in some cases.

Many of the largest advertisers in the Russian market, including many of the largest advertisers on CTC and Domashny, are multinational companies that sell consumer products on a worldwide basis. If Russia experiences significant economic or political instability or uncertainty, such as that which occurred during the 1998 financial crisis, these companies may choose to reduce their advertising spending in Russia. If overall spending by these companies in the Russian television advertising market falls substantially, our advertising revenues may be significantly reduced, materially adversely affecting our results of operations.

Russia’s inexperience with a market economy also poses numerous risks. It is difficult for us or our business partners to gauge the creditworthiness of some of our advertisers and business partners, as there are no reliable mechanisms, such as credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our advertisers will fail to pay us or that they or other service providers, such as production houses, will fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

Recent trends in the Russian economy — such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation — may not continue or may be abruptly reversed. Additionally, because Russia produces and exports large quantities of natural gas and oil, the Russian economy is especially vulnerable to fluctuations in the price of these commodities on the world market. A strengthening of the ruble in real terms relative to the U.S. dollar, changes in monetary policy, inflation, a decline in natural gas and oil prices or other factors could adversely affect Russia’s economy and our business in the future. Any such market downturn or economic slowdown could also severely limit our and our customers’ access to capital, also adversely affecting our and our customers’ businesses in the future.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed and regulated than those of many other developed countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. In part due to inadequate supervision by regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, Russian bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios. Weaknesses in the Russian banking sector, combined with the relatively high risk credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults. In addition, the Russian Central Bank has from time to time revoked the licenses of certain Russian banks, which in the second quarter of 2004 resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, companies operating in Russia would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and the largest of which are state-owned. We continue to hold the bulk of our excess ruble and foreign currency cash in banks in Russia (such as Alfa Bank, which is an affiliate of one of our principal stockholders), including subsidiaries of foreign banks, in part because we are required to do so by Central Bank regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Risks relating to Russian legislation and the Russian legal system

Weaknesses in the Russian legal system create an uncertain environment for investment and business activity and could have a material adverse effect on our business and the value of our common stock.

Russia is still developing the legal framework required to support a market economy, and its legal system is largely characterized by:

•	inconsistencies between and among laws, presidential decrees and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•	substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	limited judicial and administrative guidance on interpreting Russian legislation;

•	the relative inexperience of judges and courts in interpreting recent commercial legislation;

•	a lack of judicial independence from political, social and commercial forces;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	poorly developed bankruptcy procedures that are subject to abuse.

The independence of the judicial system and of the prosecutor general’s office and their immunity from economic, political and other influences have at times been questioned. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. As is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are sometimes used in furtherance of political aims.

In addition, several key Russian laws, including the amended Communications Law and new law on advertising, have only recently become effective or will become effective only later this year. The untested nature of much of recent Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments may place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies in the Russian legal system. Any of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

These uncertainties also extend to property rights. Although legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and due to political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities or their assets, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Unlawful, selective or arbitrary government action may have an adverse effect on our business and the value of our common stock.

Government authorities have a high degree of discretion in Russia and have at times exercised their discretion selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. The government also has the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations in Russia. Unlawful or arbitrary government action could have a material adverse effect on our business and on the value of our common stock.

If the Russian Federal Anti-monopoly Service were to conclude that we acquired or created a new company in contravention of anti-monopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our business has grown in part through the acquisition and establishment of companies, many of which required the prior approval of or subsequent notification to the Russian Federal Anti-monopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or establishment of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in parts and subject to varying interpretations. If the Federal Anti-monopoly Service were to conclude that an acquisition or establishment of a new company was effected in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of this company or other assets, adversely affecting our business strategy and our results of operations.

Russian law requires the approval of certain transactions by the minority shareholders of our subsidiaries, including many of our own-and-operated television stations, and failure to receive this approval could adversely affect our business and results of operations.

We own less than 100% of many of our owned-and-operated stations. Under Russian law, certain transactions defined as ‘‘interested party transactions’’ require approval by disinterested members of the board of directors or disinterested shareholders of the companies involved. Our owned-and-operated stations that have other shareholders engage in numerous transactions with us that require interested party transaction approvals in accordance with Russian law. These transactions have not always been properly approved, and therefore may be contested by minority shareholders. In the event that these other shareholders were successfully to contest past interested party transactions, or prevent the approval of such transactions in the future, our flexibility in operating these television stations could be limited and our results of operations could be adversely affected.

Certain transactions between members of our consolidated corporate group may constitute interested party transactions under Russian law even when the companies involved are wholly owned by us. Although we generally endeavor to obtain all corporate approvals required under Russian law to consummate these transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operations.

If one of our principal subsidiaries is forced into liquidation due to negative net assets, our results of operations could suffer.

If at the end of any fiscal year a Russian company’s net assets as determined in accordance with Russian accounting regulations are below the minimum amount of charter capital required by Russian law, the company is required to convene a shareholders meeting to adopt a decision to liquidate. If it fails to do so within a ‘‘reasonable period,’’ the company’s creditors may request early termination or acceleration of the company’s obligations to them, as well as damages, and governmental authorities may seek to cause the involuntary liquidation of the company. Under an earlier version of this law, the company’s shareholders could also bring an action to force the liquidation of the company. It is unclear under Russian law whether an historical violation of this requirement may be retractively cured, even if a company later comes into compliance with the requirement. Nonetheless, Russian courts generally will dismiss an action to involuntarily liquidate a company if brought against a company that has cured its failure to meet the net asset requirement. On occasion, however, including in circumstances that some have considered to be politically motivated, Russian courts have ordered the involuntary liquidation of a company for having negative net assets even if the company has continued to fulfill its obligations and had net assets in excess of the minimum amount at the time of liquidation.

At December 31, 2003 and at prior dates, CTC Network, our most significant subsidiary, had net assets below the minimum charter capital required by law, as reported in its Russian statutory accounting statements. As of year end 2005, six of our subsidiaries failed to meet the minimum net assets requirements. In 2005, approximately 7.7% of our consolidated revenues were attributable to these six subsidiaries. None of these companies has applied for voluntary liquidation. We have not taken any steps to remedy the negative net asset value of these subsidiaries or included it as a contingency in our financial statements because we believe that, so long as these subsidiaries continue to fulfill their obligations, the risk of their forced liquidation is remote.

There has been no judicial or other official interpretation of what constitutes a ‘‘reasonable period’’ within which a company must act to liquidate. If Domashny or any of our other subsidiaries were to be liquidated involuntarily, we would be forced to reorganize the operations we currently conduct through that subsidiary. The liquidation of any of the subsidiaries within our Television Station Groups would result in the termination of their existing broadcast and other licenses, and we cannot assure you that we would be able to secure new licenses needed for these stations to continue to operate. Accordingly, any liquidation could have a material adverse effect on our business.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person (an ‘‘effective parent’’) is capable of determining decisions made by another (an ‘‘effective subsidiary’’). The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•	the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, in our position as an effective parent, we could be liable in some cases for the debts of our effective subsidiaries. Although the total indebtedness of our effective subsidiaries is currently immaterial, it is possible that we could face material liability in this regard in the future, which could materially adversely affect our business and our results of operations.

Changes in the Russian tax system or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition.

Our tax burden may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Russian tax authorities have often been arbitrary and aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Many companies are often forced to negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations or cash flows in a particular period. We have at times accrued substantial amounts for probable contingent tax liabilities, a substantial portion of which accruals we have reversed. The amounts currently accrued for probable tax contingencies may not be sufficient to meet any liability we may ultimately face. We have also identified possible tax contingencies of up to approximately $4.5 million for which we have not provided an accrual. Such possible tax contingencies could materialize and require us to pay additional amounts of tax.

Under Russian accounting and tax principles, financial statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single entity against the profits and losses of any other entity. Consequently, our overall effective tax rate may increase as we expand our operations, unless we are able to implement an effective corporate structure that minimizes the effect of these Russian accounting and tax norms.

The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia. This could adversely affect our business and the value of our common stock.

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia.

Although CTC Media is a Delaware corporation, subject to suit in U.S. federal and other courts, we have no operations in the United States, all of our assets are located in Russia, and most of our directors and their assets are located outside the United States. Although arbitration awards are generally enforceable in Russia, judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia. There is no mutual recognition treaty between the United States and the Russian Federation, and no Russian federal law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult meaningfully to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia.

Risks relating to the offering and our stock

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and principal stockholders, and their respective affiliates, will beneficially own, in the aggregate, approximately        % of our outstanding common stock, or       % if the underwriters exercise their over-allotment option. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. In particular, as of the closing of this offering, our principal stockholders will have entered into a voting arrangement that determines the composition of our board of directors, See "Relationships and Transactions with Related Parties — Stockholders' Agreement."

We expect that only a relatively small number of our shares will be publicly traded following this offering, which may limit the liquidity of your investment.

After this offering,      shares, or        %, of our outstanding common stock will be held by parties other than our directors, executive officers and principal stockholders and their respective affiliates (or        shares, or        %, if the underwriters exercise their over-allotment option in full. As a result, we expect that only a relatively small number of shares of our common stock will be actively traded in the public markets following this offering. Reduced liquidity may have a material adverse effect on the price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay change-of-control transactions.

Anti-takeover provisions of Delaware law and our charter documents may make a change in control of our company more difficult. For example:

•	Stockholders’ meetings may only be called by one of the Co-Chairmen of our board of directors, our Chief Executive Officer or the majority of the board of directors.

•	Our stockholders may not take action by written consent.

•	We have a classified board of directors, which means that our directors serve for staggered three-year terms and only one-third of our directors are elected each year. This structure may make it more difficult for an acquiror to take control of our company, which may make our company a less desirable acquisition target.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In addition, each of our principal stockholders has agreed not to acquire additional shares of our capital stock to the extent that such acquisition would cause its holdings to exceed 50% of the voting power of our outstanding shares, without making a tender offer for all of our outstanding shares in compliance with the tender offer rules under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). See ‘‘Relationships and Transactions with Related Parties — Stockholders’ Agreement.’’

The sale of a substantial number of shares could cause the market price of our common stock to decline.

Our sale or the resale by our stockholders of shares of our common stock after this offering could cause the market price of our common stock to decline. After this offering, we will have        shares of common stock outstanding. Of these shares, the        shares sold in this offering will be freely transferable without restriction.

Existing holders of approximately          % of our outstanding common stock, options to purchase common stock and stock appreciation rights have signed lock-up agreements, pursuant to which these holders have agreed, subject to limited exceptions, not to sell or pledge any shares owned by them as of the effective date of this prospectus or acquired pursuant to the exercise of options or stock appreciation rights granted by us for a period of 180 days thereafter, unless they first obtain the written consent of the managing underwriter. At the end of 180 days, approximately          shares of common stock (or          shares of common stock assuming the exercise of all options and stock appreciation rights exercisable as of such date), will be eligible for immediate resale. Immediately after the date of this prospectus,          shares of common stock will be eligible for resale. The holders of        shares of common stock will have the right under specified circumstances to require us to register their shares for resale to the public or participate in a registration of shares by us.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as ‘‘project,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘plan,’’ ‘‘expect,’’ ‘‘estimate,’’ ‘‘intend,’’ ‘‘should,’’ ‘‘would,’’ ‘‘could,’’ ‘‘will,’’ ‘‘may’’ or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	the development of the CTC Network and Domashny Network in terms of audience share, numbers of independent affiliates, increased technical penetration and programming expenditures;

•	the expansion of our Television Station Groups, including the acquisition of new owned-and-operated stations, the development and successful tender for new television frequencies and the installation of additional unmanned repeater transmitters;

•	the impact on our results of operations of the newly adopted law on advertising that will reduce the amount of advertising we are permitted to broadcast on our networks;

•	the development and structure of the television advertising market in Russia;

•	our cash needs;

•	implementation of our corporate strategy; and

•	our financial performance.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption ‘‘Risk Factors.’’ You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of common stock in this offering will be approximately $              million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and after deduction of underwriting fees and commissions and estimated offering expenses payable by us.

We intend to use such net proceeds to implement our growth strategy through the possible acquisition of additional broadcast platforms, possible geographic expansion through an acquisition elsewhere in the Commonwealth of Independent States, and/or the possible acquisition of television programming on a proprietary rather than licensed basis. We have not yet identified any specific acquisitions, and therefore cannot estimate the amount of proceeds that will be used for this purpose.

Approximately $30 million of the net proceeds to us will be used for the repayment of outstanding indebtedness to Alfa Bank, an affiliate of one of our principal stockholders. This indebtedness bears interest at a weighted average rate of 11.58% per year and matures between September 2006 and July 2007. See ‘‘Relationships and Transactions with Related Parties — Transactions with Alfa — Loans from Alfa to CTC.’’ A portion of such indebtedness was incurred within the past year and was used to fund in part our repurchase of stock from existing stockholders in July 2005. See ‘‘Relationships and Transactions with Related Parties — Repurchase of CTC Media’s own shares.’’

Any remaining net proceeds of the offering will be used for general corporate purposes, which may include the purchase of an office building in Moscow to consolidate our Moscow operations and corporate headquarters, or the build-out of a new leasehold property in Moscow . We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

—	the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of common stock immediately prior to the closing of this offering;

—	the exercise, conditional upon the closing of this offering, of options to purchase shares of common stock at a weighted exercise price of $ and a stock appreciation right to purchase 3,108,800 shares of common stock at an exercise price of $1.19, all of which shares will be sold in this offering; and

•	on a pro forma as adjusted basis to give further effect to:

—	the sale of 7,909,748 shares of common stock in this offering by us at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated expenses that we must pay;

—	the repayment of $30 million of outstanding indebtedness from the net proceeds to us from this offering.

This table should be read with our financial statements and the related notes and ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro forma	Pro forma as adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$15,300	$	$
Long-term loans	37,188
Stockholders’ equity:
Convertible preferred stock; $0.01 par value; 90,000 shares authorized and 82,951 shares issued and outstanding, actual; 90,000 shares authorised, no shares issued and outstanding, pro forma; and no shares authorized, issued or outstanding, pro forma as adjusted	1
Common stock, $0.01 par value; 160,000,000 shares authorized and 72,824,800 shares issued and outstanding, actual; 160,000,000 shares authorized and 139,185,600 shares issued and outstanding, pro forma; 175,772,173 shares authorized and shares issued and outstanding, pro forma as adjusted	728
Additional paid-in capital	210,740
Accumulated deficit	(32,371)
Total stockholders’ equity	179,098
Total capitalization	$216,286	$	$

The above data exclude:

•	shares of common stock issuable upon the exercise of stock options outstanding as of , 2006, with a weighted average exercise price of $ per share;

•	6,217,600 shares of common stock subject to a stock appreciation right at a weighted average exercise price of $1.64 per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board currently intends to satisfy through the issuance of shares; and

•	1,320,392 shares of common stock available for future issuance under our 1997 stock option plan.

DILUTION

The net tangible book value of CTC Media as of December 31, 2005, was $69.7 million, or $0.50 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2005 after giving effect to the assumed conversion of all of our convertible preferred stock. Total tangible assets comprise total assets less intangible assets and goodwill.

After giving effect to the sale by us of 7,909,748 shares of common stock in this offering at an assumed initial public offering price of $          per share (the midpoint of the price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2005 would have been approximately $             million, or approximately $            per share of common stock. This amount represents an immediate increase in net tangible book value of $            per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $            per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2005	$0.50
Increase per share attributable to new investors in this offering
Pro forma net tangible book value per share at December 31, 2005 after giving effect to this offering
Dilution per share to new investors		$

The above discussion and table assume the exercise of outstanding options to purchase an aggregate of             shares of common stock at a weighted average exercise price of $            per share and the exercise of a stock appreciate right to purchase 3,108,800 shares of common stock at an exercise price of $1.19 per share, all of which shares will be sold by selling stockholders in this offering, and no exercise of other outstanding options or stock appreciation rights after December 31, 2005. As of December 31, 2005, in addition to these options and this stock appreciation right, we had outstanding options to purchase a total of             shares of common stock at a weighted average exercise price of $            per share, and an outstanding stock appreciation right to purchase a total of 6,217,600 shares of common stock at a weighted average exercise price of $1.64 per share, which our board currently intends to satisfy through the issuance of shares. To the extent any of these options are exercised or this stock appreciation right is settled through the issuance of shares, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

This section presents our selected historical consolidated financial and operating data. You should also read carefully the financial statements, including the related notes, and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

We derived the following selected financial data as of December 31, 2004 and 2005 and for the three years ended December 31, 2005 from CTC Media’s audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the selected financial data as of December 31, 2001, 2002 and 2003 and for the two years ended December 31, 2001 and 2002 from consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of future results.

Financial Data

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Statement of Income Data:
Revenues:
Advertising	$23,841	$46,643	$94,183	$153,775	$232,410
Other revenue	248	361	1,373	1,792	5,067
Total operating revenues	$24,089	$47,004	$95,556	155,567	$237,477
Expenses:
Direct operating expenses (exclusive of depreciation and amortization)	(6,264)	(4,973)	(6,837)	(9,381)	(12,747)
Selling, general and administrative (exclusive of depreciation and amortization)	(11,490)	(10,426)	(24,550)	(30,450)	(41,229)
Amortization of programming rights	(7,436)	(14,703)	(24,683)	(45,215)	(79,394)
Depreciation and amortization (exclusive of amortization of programming rights)	(1,610)	(1,825)	(3,138)	(7,962)	(13,920)
Total operating expenses	(26,800)	(31,927)	(59,208)	(93,008)	(147,290)
Operating income (loss)	(2,711)	15,077	36,348	62,559	90,187
Foreign currency gains (losses)	(93)	(223)	517	695	(877)
Interest income	173	222	1,800	5,380	3,101
Interest expense (including related party interest expense)	(649)	(1,329)	(2,673)	(6,651)	(8,525)
Recovery of Mostelecom loan	5,007	—	—	—	—
Gain (losses) on sale of businesses	534	(65)	—	4,613	—
Other non-operating income (losses), net	(73)	(68)	(145)	(83)	206
Equity in income (loss) of investee companies	9	(85)	308	713	578
Income before income tax and minority interest	$2,197	$13,529	$36,155	$67,226	$84,670
Income tax (expense) benefit	(827)	2,046	(11,189)	(17,872)	(24,861)
Income attributable to minority interest	(27)	(223)	(941)	(1,904)	(2,514)
Net income	$1,343	$15,352	$24,025	$47,450	$57,295
Net income per share attributable to
common stockholders:
Basic	$0.01	$0.14	$0.13	$0.32	$0.39
Diluted	$0.01	$0.14	$0.10	$0.30	$0.37
Weighted average common shares outstanding:
Basic	21,833,600	21,833,600	41,972,000	80,580,000	79,339,024
Diluted	107,841,600	113,148,800	51,050,400	156,570,711	154,344,956

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,079	$7,882	$28,892	$29,677	$15,300
Restricted cash(1)	—	—	35,900	35,978	105
Intangible assets, net	147	1,690	19,855	50,133	41,094
Goodwill	334	333	38,101	69,041	68,273
Programming rights, net	11,289	20,690	30,434	43,882	68,304
Working capital	2,826	932	42,057	37,402	47,528
Total assets	29,376	49,472	179,292	293,221	273,697
Long-term loans(1)	7,894	—	35,900	20,184	37,188
Total stockholders’ equity	7,271	24,236	118,405	174,939	179,098

(1)	In August 2003, we entered into a loan agreement with a commercial bank pursuant to which we deposited an amount of cash in a restricted account equal to the principal amount of $35.9 million due under the loan. At December 31, 2003, this loan was accounted for as a long-term loan and at December 31, 2004 it was accounted for as a short-term loan as it matured in August 2005. In July 2005, we repaid the loan in full, resulting in a release of the cash held in the restricted account. In February 2006, we terminated this loan agreement.

Operating Data

	Year ended December 31,
	2001	2002	2003	2004	2005
CTC Network Operating Data:
Average audience share(1)	6.4%	6.6%	9.2%	9.8%	10.3%
Technical penetration(1)	59%	69%	78%	83%	85%
Number of owned-and-operated stations at period end	8	8	13	13	14
Number of independent affiliates at period end(2)	153	185	205	286	283

(1)	Prior to 2002, audience share was measured in cities with more than 400,000 residents; from 2002 through 2005, it was measured in the larger universe of cities with more than 100,000 residents. Since 2001, the related technical penetration survey has likewise been conducted in this larger universe. See ‘‘Business — Industry Overview — Measuring Television Audiences in Russia,’’ below.

(2)	In addition, 11 unmanned repeater transmitters were in operation at year-end 2003, 16 at year-end 2004 and 17 at year-end 2005.

For the first quarter of 2006, CTC's average audience share was         %, compared with 9.2% for the first quarter of 2005.

Year ended December 31,
2005
Domashny Network Operating Data:
Average audience share(1)	1.0%
Technical penetration	47%
Number of owned-and-operated stations at period end	4
Number of independent affiliates at period end(2)	99

(1)	Average audience share audience share has been calculated on the basis of a full year although the Domashny Network only began broadcasting on March 6, 2005.

(2)	In addition, two unmanned repeater transmitters were in operation at year-end 2005.

For the first quarter of 2006, Domashny's average audience share was         %.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under ‘‘Risk Factors’’ and elsewhere in this prospectus.

Overview

CTC Media operates the CTC Network, a Russian television network offering entertainment programming targeted principally at the 6-54 year-old market segment, and the Domashny, or ‘‘Home", Network, a Russian television network targeted principally at 25-60 year-old women. CTC’s signal is broadcast by over 300 television stations and local cable operators, including 16 owned-and-operated stations and 17 unmanned repeater transmitters. Domashny’s signal is broadcast by approximately 100 television stations and local cable operators, including four owned-and-operated stations and two unmanned repeater stations. The signals of CTC and Domashny cover approximately 100 million people and 50 million people in Russia, respectively, out of a total population of approximately 143 million.

We organize our operations into four business segments: CTC Network, Domashny Network, CTC Television Station Group and Domashny Television Station Group.

•	Networks. Each network is responsible for its broadcasting operations, including the licensing and commissioning of programming, producing its programming schedule and managing its relationships with its independent affiliates. Both the CTC Network and the Domashny Network generate substantially all of their respective revenues from the sale of national television advertising, which they place through Video International, their exclusive advertising sales house.

•	Television Station Groups. The CTC Television Station Group manages its 16 owned-and-operated stations and 17 repeater transmitters. The Domashny Station Group manages its four owned-and-operated stations and two repeater transmitters. Both Television Station Groups generate substantially all of their revenues from the sale of local television advertising that is broadcast during the local advertising windows allotted to the affiliates by our networks. Substantially all of our local advertising has been placed through Video International since January 2006.

Key Factors Affecting Our Results of Operations

Our results of operations are affected primarily by the overall demand for television advertising, our ability to deliver a large share of viewers with desirable demographics and the availability and cost of quality programming.

The level of our revenues depends on both the overall demand for television advertising and our ability to deliver a large share of viewers with desirable demographics. Overall demand depends to a large degree on general business and economic conditions, including the levels of gross domestic product, disposable incomes and consumer spending. The supply of television advertising time is limited by Russian legislation (as discussed below). As a result of limited supply of advertising time, we are only able to increase our revenues by delivering larger audience shares and by increases in the price of advertising.

The continued success of our advertising sales depends on our ability to attract a large share of the key target audiences, especially during primetime. Our ability to attract a large share of our key target audiences in turn depends in large part on our ability to broadcast quality programming that appeals to the target audience. We believe our substantial audience share at the CTC Network results from our attractive programming. Although we believe we have been successful in licensing programming content that appeals to our key target audiences, we continue to compete with other television broadcasters for programming content, and to seek to air programming that addresses evolving audience tastes and trends in television broadcasting. Our programming costs have risen substantially in recent years and we expect that they will continue to do so as competition for high-quality Russian and foreign entertainment programming intensifies among Russian television broadcasters, in conjunction with anticipated growth in the Russian television advertising market.

As part of our strategy, we intend to expand our business through selected media acquisitions that complement our existing business. We have not yet identified any specific acquisition targets. Any such acquisitions, if completed, could subject us to a range of additional factors that could affect our subsequent results of operations. See ‘‘Risk Factors — We may seek to make acquisitions of other stations, networks, content providers or other complementary media companies in the future, and may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.’’

Television Advertising Sales

We generate substantially all of our revenues from the sale of television advertising. At our networks, we generate revenues from the sale of national advertising. Our Television Station Groups generate revenues from the sale of local advertising. Our advertising revenues are driven by the overall size of the television advertising market in Russia, our ratings and audience share, and our audience profile. See ‘‘Business — Industry Overview — Measuring Television Audiences in Russia.’’

In the Russian television market, national advertising is generally not placed directly with broadcasters. Instead, two ‘‘sales houses,’’ Video International and NTV Media, control the placement of virtually all national television advertising in Russia. Since 1999, Video International has placed, on an exclusive basis, our national advertising. Payments from Video International accounted for approximately 71% of our total operating revenues in 2005 and 72% of these revenues in both 2003 and 2004.

Prior to 2006, local advertising sales at our owned-and-operated stations were generally placed directly by our in-house sales teams. Because of Video International's strength in placing local advertising beginning on January 1, 2006, we engaged Video International to place, on an exclusive basis, local advertising at substantially all of our owned-and-operated stations. Because Video International began placing our local advertising in 2006, we expect payments from Video International to account for substantially all of our total operating revenues in 2006. See ‘‘Risk Factors — We rely on a single television advertising sales house for substantially all of our revenues.’’

Russian law currently limits the amount of advertising time broadcasters may air to no more than 20% of their total broadcasting time each day, without an explicit limitation on the amount of advertising per hour. On CTC, advertising time accounts for approximately 19% of the 23 hours our signal is broadcast. In 2005, while complying with the overall limit on advertising per day, we broadcast advertising for an average of 25% of each hour in the period from 8 p.m. to 11 p.m. on weekdays. On Domashny, advertising time accounts for approximately 18.4% of the 22.5 hours our signal is broadcast.

Newly adopted legislation will impose stricter limitations on airtime available for advertising, reducing the maximum advertising time to no more than 15% of total broadcasting time each day, while at the same time stipulating that no more than 20% of advertising time may be allotted for commercial advertising in any given hour. The legislation will further reduce the maximum permissible amount of advertising to no more than 15% per hour effective January 1, 2008. The law will take effect on July 1, 2006. See ‘‘Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations.’’

At the CTC Network, we reserve four 30-minute slots during each weekday and two 30-minute slots during each weekend day for local programming. Only local advertising can be placed in these windows. Currently, 70% of the remaining advertising time is allocated to the CTC Network and 30% to affiliates. When the proposed new advertising law or similar legislation becomes effective, we intend to re-allocate the advertising time between the CTC Network and its affiliates such that, other than in the local programming windows, the CTC Network will be allocated 75% of available advertising time and the affiliates will be allocated 25% of available advertising time.

The price of television advertising is primarily driven by demand reflecting the fact that the amount of available television advertising is relatively limited, principally due to legal limits on the amount of advertising that may be broadcast (as discussed above). In general, the price of national television advertising in any particular time slot is based on a reference price determined on the basis of GRPs. Local television advertising, on the other hand, is currently sold by time, rather than by GRPs, and is generally sold in 30-second slots.

At the network level, where advertisers and advertising agencies purchase advertising on the basis of GRPs, if we fail to achieve the projected audience share for a particular time period, we will have fewer GRPs to sell and, therefore, our advertising revenues will be less than anticipated. On the other hand, if we achieve higher than anticipated audience share for a particular time period, advertisers do not generally compensate us for the over-delivery of GRPs. We therefore seek to adjust the projected GRPs to be delivered for a particular time slot on a rolling monthly basis in an effort to minimize the advertising revenues lost to over-delivery of GRPs when our audience share in that time slot is generally increasing.

Because advertisers often seek to reach particular demographic groups, including particular ages and genders, they will often base their advertising placement decisions on ratings among such groups, rather than among the overall population — for example, on the basis of ratings among 18-45 year olds. Video International generally places the CTC Network’s advertising on the basis of ratings in CTC’s target audience, the 6-54 demographic, and it generally places the Domashny Network’s advertising on the basis of our ratings in Domashny’s target audience, 25-60 year-old women. In addition, within CTC’s overall 6-54 target demographic, we have particular appeal to children and teenagers, with CTC generally being one of the top two broadcasters in those time slots when children and teenagers comprise a significant proportion of viewers. Although CTC’s advertising is sold on the basis of the 6-54 demographic, we believe CTC particularly appeals to certain advertisers who seek to reach these more targeted age groups. Because our networks generally achieve higher ratings in their target audience groups than in other demographic groups, we believe that selling advertising on this basis helps us increase our revenues.

We derive no direct revenues from our independent affiliates. These independent affiliates broadcast our network signal in their local areas in exchange for the right to broadcast local advertising during designated time windows, from which they derive their own revenues. By providing us with a means of expanding our broadcast coverage with limited investment on our part, these independent affiliates help to increase our audience share and ratings, thereby indirectly increasing our national advertising revenues.

Television advertising sales vary over the course of the year. Advertising spending generally peaks in the fourth quarter in anticipation of prolonged holidays and because viewership is high due to the cold weather. In 2003, 2004 and 2005, approximately 37% of our total advertising revenues for each year were generated in the fourth quarter, with the remainder distributed approximately equally among the other three quarters.

We expect that our future growth in advertising revenue will depend primarily on increases in the price at which our national and local advertising is placed and our ability to increase the inventory of GRPs we have available to sell, despite the reduction in the amount of advertising time that will be available following implementation of the new advertising law. At the national level, our ability to increase our advertising inventory depends upon our success in increasing our audience share, which in turn increases the number of GRPs we have available to sell. At the local level, the acquisition of additional owned-and-operated stations would provide us with additional local advertising time to sell.

Our Agreements with Video International

We have three agreements with Video International for the placement of our advertising: one with CTC, one with Domashny and one umbrella agreement for both of our Television Station Groups, with sub-agreements for each of our individual owned-and-operated stations that have retained Video International to place their advertising. The agreements with the CTC Network and the Domashny Networks run through December 2007 and 2009, respectively. The agreement for our Television Station Groups runs through December 2010.

Historically, the commission rates paid to Video International for the placement of advertisements on the CTC Network varied depending on the level of sales. As a result of this multi-level commission structure, we paid average commissions of 14.1%, 17.9% and 15.5% in 2003, 2004 and 2005, respectively.

We believe that the strength of our business relationship with Video International has grown as our business has grown. As a result, we have recently been able to secure more favorable commercial terms from Video International. From January 1, 2006, we pay Video International a fixed commission of 13% of gross advertising sales placed on the CTC Network. From the launch of our Domashny Network, we have paid Video International a fixed commission of 12% of gross advertising sales placed on the Domashny Network. The commission rate payable by our Television Station Groups is 15% of gross advertising sales placed on the owned-and-operated stations that have retained Video International to place their advertising. We believe that in the Russian market local advertising sales generally attract a higher rate of commission given that local advertising placements do not benefit from the economies of scale available to national sales.

In December 2004 and February 2005, we entered into new agreements in respect of CTC and Domashny, respectively, providing for the fixed commissions described above. In connection with signing those new agreements, we paid Video International a one-time $9.9 million signing fee that we are recording on a straight-line basis from 2005 through 2007 as a reduction in revenues. We account for that signing fee as commission, allocating it to the CTC and Domashny networks proportionally to their revenues. In 2005, approximately 90% of the $3.3 million of the commission for that year was allocated to CTC, and approximately 10% to Domashny. In 2005, when the amortization of this signing fee is added to the contractual commission paid, the effective average Video International commission rates on CTC’s and Domashny’s gross advertising sales were 17.0% and 14.8%, respectively. Likewise, in 2006 and 2007, the aggregate commission payable to Video International by CTC and Domashny will exceed the agreed fixed commissions of 13% and 12%, respectively, because it will include one-third of this signing fee in each of those years. If Video International were to terminate either the CTC or Domashny network agreements prior to January 1, 2008, it would be required to refund to us a portion of the signing fee that is equal to $275,000 multiplied by the number of months from the date of termination through December 31, 2007.

Pursuant to our agreements with Video International, Video International is the exclusive third-party agent for the sale of all advertising at the CTC and Domashny Networks and, from January 1, 2006, for all of the advertising of substantially all of the owned-and-operated stations in our Television Station Groups. We maintain limited in-house sales teams at our networks and our owned-and-operated stations that focus on sponsorship and sales support. At the network level and at the stations where Video International acts as our exclusive agent, we must still pay Video International its commission with respect to any sales by our in-house sales teams.

Video International, in consultation with us, determines advertising prices, agrees the terms of sales contracts between it and advertisers and oversees the collection of advertising sales revenue. Video International consults with us on general budgeting matters, including average selling prices, the total number of GRPs expected over the year, the allocation of GRPs across the year and similar matters. Pursuant to our agreements with Video International, it is required to forward payment to us within three business days of receipt of funds from advertisers. We do not have any input into the evaluation of the creditworthiness of potential new advertisers. We do, however, bear the credit risk associated with any failure by an advertiser to make payment when due.

Our agreements with Video International do not contain specific provisions regarding audit procedures. Nevertheless, in practice, we receive copies of all contracts entered into between Video International and advertisers in respect of our network advertising, including agreed pricing terms and we verify the amount of revenues due under these agreements based on the contract terms and the advertising spots that we air for the advertisers. We are in the process of implementing a similar monitoring process at the local level, where most advertising sales have been handled by Video International only since the beginning of 2006. At the network level, we monitor all GRPs delivered and selectively monitor on a random basis the number of GRPs delivered to specific advertisers against the individual agreements. Our network-level bad debt expense related to sales placed by Video International represented less than 0.01% of our networks' total operating revenues in each of 2003, 2004 and 2005.

The Video International agreements are terminable upon 180 days’ notice by either party. As compensation for early termination, however, the terminating party must generally pay the other party an amount equal to the commission that was paid for the six-month period preceding the termination date as compensation for termination. The CTC Network agreement with Video International, however, can be terminated by either party on January 1, 2007 without paying this compensation for termination so long as the terminating party provides the other party with six months’ prior notice. In addition, the Video International agreement with our Television Station Groups may be terminated by us without liquidated damages if Video International fails to meet certain mutually agreed, local advertising sales targets by more than 10% so long as the audience shares of our owned-and-operated stations are not materially below those achieved in the preceding year.

As a result of the new legislation imposing stricter limitations on the amount of advertising permitted to be broadcast, we are currently in discussions with Video International to amend our CTC and Domashny network agreements to limit the amount of advertising time we must make available for Video International to a level that is within the limits set by the new legislation.

Critical Accounting Policies, Estimates and Assumptions

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time. On an ongoing basis, we reevaluate our estimates. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Programming rights

Our largest operating expense consists of the amortization of the cost of obtaining programming rights, substantially all of which we license from studios and third-party production houses. Programming rights are stated at the lower of their amortized cost or net realizable value. We record the cost of acquired programming rights as an asset only after we have the rights that give us immediate access to the materials needed to broadcast the related program. Once recorded, we amortize these programming rights in accordance with the policy described below. Programming rights that we expect to amortize within one year are classified as current assets.

The amortization policy we apply to the costs of our programming rights varies in accordance with the type of programming being amortized and the expected revenues from each run of such programming.

For foreign programming, which includes movies, series and animation, we amortize the cost of the programming on a straight-line basis over the licensed number of runs. Russian-produced movies and animation are also amortized on a straight-line basis over the licensed number of runs. We expense Russian-produced shows that we commission as they are aired.

Prior to July 1, 2005, we amortized Russian-produced series and sitcoms on a straight-line basis over the licensed number of runs, but not more than three runs. Starting July 1, 2005, we changed to a more accelerated amortization policy for Russian series and sitcoms based on changing patterns of historic and estimated future revenues from this type of programming in light of changes to our programming schedule, our audience share performance and projected increases in the price of advertising. After the change, Russian series with twenty episodes or less and sitcoms irrespective of the number of episodes are amortized 45% after the first run, 35% after the second run and 20% after the third run, when a license provides for three or more runs. When a license provides for two runs, we amortize the cost of Russian series and sitcoms 60% after the first run and 40% after the second run. Russian series with more than twenty episodes are amortized 60% after the first run, 30% after the second run and 10% after the third run, when a license provides for three or more runs. When a license provides for two runs, these series are amortized 70% after the first run and 30% after the second run.

From time to time, we obtain extensions of licenses for additional runs of successful foreign and Russian series and sitcoms. We treat these extensions as new licenses and amortize them in accordance with the above policy.

Based on our analysis of advertising revenues, we believe that our amortization policy appropriately allocates the cost of programming rights with revenues earned. We review our amortization policy to ensure its continued appropriateness in light of changes in the Russian television advertising market, viewing patterns, our programming mix and schedule and our networks’ audience share. We carry program rights on our balance sheet at the lower of unamortized cost or net realizable value. We review the carrying amounts of our programming rights on a quarterly basis or more frequently if determined necessary.  If the carrying amount of any programming right exceeds its expected future revenues, we write down the carrying value to net realizable value. We recognized impairment charges of $664,000, $4.7 million and $5.4 million for 2003, 2004 and 2005, respectively.

Stock-based compensation expense

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123, using the prospective method. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation is measured at the grant date based on the fair value of the award using an option pricing model and is recognized as an expense over the vesting period. For the three-year period under review, we have granted stock options at exercise prices that are equivalent to, above and below the fair value of our common stock as estimated by us as of the date of grant. We have not engaged independent valuation specialists to value our common stock contemporaneously with the option grants principally because we had several arms' length transactions involving our common stock throughout the three-year period that confirmed our internal valuations. Since stock options were granted to employees on a very limited basis, these transactions provided us with sufficient comfort as to the accuracy of our internal valuations. Furthermore, independent valuations were not necessary to set the exercise price of the grants. The exercise price was instead the subject of negotiations between us and the optionholder and not intended to reflect the then current fair market value of our common stock.

Because there has been no public market for our common stock, for purposes of determining whether we were required to record stock-based compensation expense with respect to any particular option grant, we determined the fair value of our common stock as of the date of grant using the income approach. Under the income approach, we forecast net cash flows from our business operations based on projected earnings for a discrete forecast period and then apply appropriate discount rates to these estimated future cash flows. In using the income approach method to value our common stock, we are required to make significant assumptions to estimate future cash flows and the appropriate discount rate to be applied to those cash flows, including, but not limited to, assumptions related to:

• the future size and development of the Russian television advertising market;

• our projected audience share;

• our estimated advertising market share;

•	the development of various categories of expenses relative to prior years and to inflation expectations going forward;

• the time value of money;

• future rates of inflation; and

• Russia-specific risks and other risks inherent in the ownership of our shares.

Once the fair value of our common stock is determined using the income approach, we then use an options pricing model to determine the fair value of the option itself for purposes of determining the stock-based compensation expense related to any particular option grant. We have used the Black-Scholes option pricing model for the three-year period under review. In addition to the assumptions we are required to make to determine the value of our common stock (discussed above), this model requires us to make assumptions as to the volatility of our share price and the expected life of the options.

Since January 1, 2005 through to the date of this prospectus, we have made only one stock option grant. That grant, made on April 28, 2005 to our Chief Operating Officer, was for an option to purchase 376,604 shares of our common stock. The difference between the fair value of our common stock underlying that option grant and $, the midpoint of the price range of this offering, is primarily attributable to the continued growth of our business, changes in equity market conditions and the significant progress we have made toward completing this offering.

Accounting for acquisitions; goodwill and other intangible assets

In 2003, we acquired from Alfa its 25% interest plus two shares of the CTC Network for $48.6 million in consideration. We also acquired three new owned-and-operated stations in 2003 for an aggregate consideration of $4.6 million, including $800,000 in direct transaction costs. See ‘‘Relationships and Transactions with Related Parties — Transactions with Alfa — Issuances of shares to Alfa.’’

In 2004, we acquired sole or majority ownership of the four television stations under common control that we used to launch the Domashny Network. As consideration for the four stations we paid approximately $49.1 million in cash, incurred $258,000 in direct transaction costs and assumed $6.7 million of debt that we repaid in 2004. In 2004, we also acquired the remaining minority interest in our CTC-Moscow station and interests in two other owned-and-operated stations for an effective aggregate valuation of $6.9 million.

In December 2005, we acquired 100% of a station in Voronezh for our Domashny Television Station Group. The consideration for this acquisition was $1.2 million, including $150,000 in transaction costs.

In December 2005, we acquired a 50% interest in a Novosibirsk station for $8.2 million, including $200,000 in direct transaction costs. This acquisition was accounted for under the equity method.

SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Under this method, the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed is allocated to goodwill.

SFAS 142, Goodwill and Other Intangible Assets, classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually.

In connection with our acquisitions in 2003, 2004 and 2005, we assigned an aggregate of approximately $50.4 million to intangible assets with definite lives subject to amortization, $5.9 million to intangible assets with indefinite lives not subject to amortization (trade names) and $68.8 million to goodwill. Of the $50.4 million classified as intangible assets with definite lives subject to amortization, $38.8 million relates to broadcast licenses and $10.0 million to network affiliation agreements; both assets are amortized over their estimated useful lives of five years.

As a result of these acquisitions, our amortization expense for intangible assets increased materially over the three-year period under review, from $1.5 million in 2003, to $5.8 million in 2004 and to $10.7 million in 2005. As of December 31, 2005, we expect our amortization expense associated with our current intangible assets for the next five years to be as follows:

Year ending December 31, 2006	$10,768,000
Year ending December 31, 2007	$10,316,000
Year ending December 31, 2008	$8,713,000
Year ending December 31, 2009	$5,005,000
Year ending December 31, 2010	$458,000

If conditions exist that indicate the carrying value of any of our intangible assets with definite lives may not be recoverable, we will review such intangible assets for impairment to ensure they are appropriately valued. For the three-year period under review, we recognized no impairment charges.

At December 31, 2005, we recorded intangible assets with indefinite useful lives of $5.8 million and goodwill of $68.3 million on our consolidated balance sheet. We test intangible assets with indefinite useful lives and goodwill for impairment annually or more frequently if circumstances indicate that these assets might be impaired. These impairment tests require a significant degree of judgment about future events. We completed our impairment tests in the fourth quarter of 2005 and no impairment of intangible assets with indefinite useful lives or goodwill has been recognized through December 31, 2005 as a result of a decline in value of such assets. Given the material levels of these assets on our consolidated balance sheet, if we were to determine that an impairment existed in any fiscal period, the impairment could have a material adverse effect on our results of operations for that period.

Tax provisions and valuation allowance for deferred tax assets

In the course of preparing financial statements in accordance with GAAP and for tax other than income tax, we record potential tax loss contingency provisions under the guidelines of SFAS No. 5, Accounting for Contingencies. In general, SFAS No. 5 requires loss contingencies to be recorded when they are both probable and reasonably determinable. In addition, we record deferred tax provisions under the guidelines of SFAS No. 109, Accounting for Income Taxes. Significant judgment is required to determine when such provisions should be recorded and, when facts and circumstances change, when such provisions should be released.

Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2005 due to ambiguities in and evolution of Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. With respect to certain issues, the risk of ultimately losing in court is more than remote, although we believe that it is not probable. We have also identified possible tax contingencies of up to approximately $4.5 million, for which we have not provided an accrual. Such possible tax contingencies could materialize and require us to pay additional amounts of tax. We cannot, however, guarantee that the amount and timing of an unfavorable resolution of any tax contingency would not have a material adverse effect on our results of operations in a particular period.

We record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of probability of realization of deferred tax assets may affect our effective income tax rate.

Results of Operations

The following table presents our historical consolidated operating results as a percentage of total operating revenues for the periods indicated:

Consolidated statement of income data

	Year Ending December 31,
	2003	2004	2005
Revenues:
Advertising	98.6%	98.8%	97.9%
Other revenue	1.4	1.2	2.1
Total operating revenues	100.0	100.0	100.0
Expenses:
Direct operating expenses (exclusive of depreciation and amortization)	(7.2)	(6.0)	(5.4)
Selling, general and administrative (exclusive of depreciation and amortization)	(25.7)	(19.6)	(17.4)
Amortization of programming rights	(25.8)	(29.1)	(33.4)

	Year Ending December 31,
	2003	2004	2005
Depreciation and amortization (exclusive of amortization of programming rights)	(3.3)	(5.1)	(5.9)
Total operating expenses	(62.0)	(59.8)	(62.1)
Operating income	38.0	40.2	38.0
Foreign currency gains (losses)	0.5	0.4	(0.4)
Interest income	1.9	3.5	1.3
Interest expense	(2.8)	(4.3)	(3.6)
Gain on sale of businesses	—	3.0	—
Other non-operating losses	(0.2)	(0.1)	0.1
Equity in income of investee companies	0.3	0.5	0.2
Income before income tax and minority interest	37.7	43.2	35.6
Income tax expense	(11.7)	(11.5)	(10.5)
Income attributable to minority interest	(1.0)	(1.2)	(1.1)
Net income	25.1%	30.5%	24.1%

Comparison of Consolidated Results of Operations for 2003, 2004 and 2005

Total operating revenues

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$71,971	$115,288	$168,669
Change year-on-year	—	60.2%	46.3%
Domashny Network	—	—	9,346
Change year-on-year	—	—	—
CTC Television Station Group	23,924	37,712	51,741
Change year-on-year	—	57.6%	37.2%
Domashny Television Station Group	—	2,955	7,761
Change year-on-year	—	—	162.6%
Eliminations and other	(339)	(388)	(40)
Total	$95,556	$155,567	$237,477
Change year-on-year	—	62.8%	52.7%

Networks. Substantially all of the operating revenues of our networks are generated by the sale of national television advertising. Our networks also generate a limited amount of revenues from other activities, primarily the sub-licensing of programming to third parties.

Total operating revenues for CTC Network for the three-year period under review increased as a result of annual increases in the size of the Russian television advertising market (resulting in increases in the price CTC charges for its advertising slots) and increases in CTC’s audience share during this period.

The Domashny Network was launched on March 6, 2005 and thus only began generating operating revenues from that date.

Television Station Groups. Our Television Station Groups generate substantially all of their operating revenues from the sale of local television advertising.

Total operating revenues for the CTC Television Station Group for the three-year period under review increased principally as a result of annual increases in the size of the Russian television advertising market, increases in audience share and our acquisition and establishment of additional owned-and-operated stations.

We acquired the four stations that comprise the Domashny Television Station Group in September and October 2004. The operating revenues of the Domashny Television Station Group for 2004 and for the first nine weeks of 2005 comprise the revenues generated by those stations from our date of acquisition while they continued to broadcast under the format that was broadcast when we acquired these stations.

Eliminations and other. We eliminate inter-company revenues in calculating our consolidated revenues. Inter-company revenues consist primarily of service fees charged to our networks by our Television Station Groups for the operation and maintenance of repeater transmitters, revenue from programming related services provided to the CTC Network by our CTC Moscow and St. Petersburg stations and rent paid to our Domashny Moscow station for sub-leasing premises to other of our group companies. In 2003, 2004 and 2005, inter-company revenues were $446,000, $767,000 and $1.5 million, respectively.

Included in eliminations and other are revenues that are not included in our segment revenues in 2004 and 2005. These comprise primarily revenues from the advertising sales of three radio stations, one of which is operated by our CTC Omsk television station and two of which are operated by our CTC Perm television station. In 2004 and 2005, the advertising sales of our three radio stations were $340,000 and $1.2 million, respectively. The increase from 2004 to 2005 is primarily a result of our consolidation of the two Perm radio stations in November 2004, with the result that the 2005 segmental revenues reflects the full-year-year results for the Perm stations while the 2004 segmental revenues reflect only two months.

Advertising revenues

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$70,697	$113,737	$165,003
Change year-on-year	—	60.9%	45.1%
Domashny Network	—	—	$9,344
Change year-on-year	—	—	—
CTC Television Station Group	23,387	36,803	50,412
Change year-on-year	—	57.3%	37.1%
Domashny Television Station Group	—	2,920	6,345
Change year-on-year	—	—	117.3%
Eliminations and other	99	315	1,306
Total	$94,183	$153,775	$232,410
Change year-on-year	—	63.3%	51.1%

We recognize advertising revenues in the period that the corresponding advertising spots are broadcast. Our advertising revenue is recorded net of VAT and sales commissions.

CTC Network. The substantial increase in advertising revenues for the CTC Network from 2003 to 2004 and again from 2004 to 2005 is due principally to an increase in the total television advertising market in Russia from $1.2 billion in 2003 to $1.7 billion in 2004, and then to $2.33 billion in 2005, which resulted in a general increase in the price the CTC Network was able to charge advertisers for its slots over this period. The increase in our audience share on the CTC Network from 9.2% in 2003 to 9.8% in 2004 and 10.3% in 2005 also contributed to the increase in our advertising revenues during these periods. In each of these years, growth of advertising revenue at CTC Network exceeded market growth. See ‘‘— Our Agreements with Video International.’’

As of the end of February in each of 2004 and 2005, Video International had placed approximately $89.8 million and $131.6 million of CTC Network advertising sales, representing approximately 81% and 82%, respectively, of the CTC Network advertising revenues (excluding intercompany sales) that we ultimately achieved for the respective years. As of the end of February 2006, Video International had placed approximately $200 million in advertising sales on the CTC Network for 2006. These placed sales include sales for January and February, as well as sales for the remainder of each year, which are subject to contractual commitments between Video International and the advertiser that generally provide for the placement of advertising on the CTC Network and are subject to the achievement of our projected audience share. The contracts for our placed sales are between Video International and the advertisers and, therefore, are not directly enforceable by us. In addition, many of these contracts permit Video International to re-direct advertising to competing channels and networks at Video International’s discretion. Moreover, when the new advertising law becomes effective, the amount of advertising time we will have available will be reduced. Although Video International has confirmed to us that it believes that the change in the law will result in increases in the price of advertising any such increase may not be sufficient to offset the decrease in available advertising time. Recent Russian press articles report that Video International may seek to re-negotiate its contracts with advertisers to increase the price of advertising as a result of the new law on the grounds that the change in law triggered the agreements' force majeure provisions, but noted that some advertisers have argued that these agreements do not provide for renegotiation due to this change of law. These re-negotiations could be unsuccessful, result in price increases insufficient to offset the effect of the reduction in available time, or result in the cancellation of advertising contracts. We also intend to increase the share of daily advertising time allocated to the CTC Network from 70% to 75% (excluding local programming windows) when this legislation comes into effect on July 1, 2006, decreasing the amount allocated to our CTC affiliates, but such reallocation may not be sufficient to offset the impact of the overall decrease in available time. As a result, we cannot guarantee that the advertising sales that Video International has placed on the CTC Network as of the end of February 2006 will represent a similar percentage of CTC Network's advertising revenues for 2006 as was the case in prior years.

Domashny Network. The Domashny Network contributed $9.3 million to our consolidated advertising revenues for 2005, or 4.0%.

Television Station Groups. The overall increase in the size of the Russian television advertising market (discussed above) is the principal reason for the increase in advertising revenues of the CTC Television Station Group for the three-year period under review. The acquisition and establishment of new CTC consolidated owned-and-operated stations over this period, from eight at the end of 2002 to 12 at December 31, 2005, also contributed to the growth of our revenues. Strong revenue growth at our Moscow CTC owned-and-operated station, where our advertising revenues have increased from $13.8 million in 2003 to $20.2 million in 2004 and further increased to $26.3 million in 2005, has significantly contributed to the overall growth in revenues for the CTC Television Station Group. When the new advertising law becomes effective, we intend to re-allocate the advertising time between the CTC Network and its affiliates such that, other than in the local programming windows, the CTC Network will be allocated 75% of available advertising time, and the affiliates will be allocated 25%. Currently, the CTC Network is allocated 70% of this time and our CTC affiliates, 30% of this time. See ‘‘Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations.’’ We expect increased revenues from Video International’s market strength in local advertising sales to offset the decrease in revenues resulting from the decrease in available local advertising slots.

The Domashny Television Station Group contributed $6.3 million to our consolidated advertising revenues for 2005, amounting to 2.7% of our consolidated advertising revenues. Comparisons of this segment’s operating revenues from 2004 to 2005 are not meaningful given that advertising revenues for 2004 comprise revenues only from the dates of our acquisitions of the four stations that comprise our Domashny Television Station Group in September and October 2004. Moreover, from the date of acquisition until the launch of the Domashny Network on March 6, 2005, these stations were broadcasting under the format that was broadcast when we acquired these stations.

Prior to January 2006, the internal sales teams at our Television Station Groups were responsible for advertising sales, with only limited assistance from local advertising agencies. From January 2006, our Television Station Groups have engaged Video International to act as their exclusive sales house for advertising sales. The commission payable under the Television Station Groups’ agreement with Video International is fixed at 15%, and the agreement expires at the end of 2010. Engaging Video International to place advertising sales at our Television Station Groups resulted in an aggregate headcount reduction of approximately 200 employees, including approximately 170 at our Television Station Groups and 30 at the CTC Network. We expect the cost savings from this headcount reduction, together with the expected increased local advertising sales resulting from Video International’s strength in placing local advertising, to more than offset the material increase in the commissions payable on advertising sales at our Television Station Groups. See ‘‘— Selling, general and administrative expenses’’ for a discussion of the severance costs associated with this reduction in headcount.

Other revenues

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$1,275	$1,551	$3,667
Change year-on-year	—	21.6%	136.4%
Domashny Network	—	—	2
Change year-on-year	—	—	—
CTC Television Station Group	536	909	1,330
Change year-on-year	—	69.6%	46.3%
Domashny Television Station Group	—	34	1,414
Change year-on-year	—	—	4,058.8%
Eliminations and other	(438)	(702)	(1,346)
Total	$1,373	$1,792	$5,067
Change year-on-year	—	30.5%	182.8%

Networks. Other revenues from our networks are comprised principally of revenues from the sub-licensing of programming. The substantial increase in other revenues from 2004 to 2005 at the CTC Network level primarily resulted from the sublicensing of successful programs that we had commissioned, such as Born Not Pretty, to Studio 1+1 in Ukraine.

Television Station Groups. Other revenues for the CTC Television Station Group primarily represent fees received for sublicensing and transmission. The Domashny Television Station Group’s other revenues were primarily generated by leasing space and production equipment at its Moscow facility to third-party production companies.

Total operating expenses

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$(38,881)	$(58,247)	$(84,828)
Change year-on-year	—	49.8%	45.6%
Domashny Network	—	—	(16,594)
Change year-on-year	—	—	—
CTC Television Station Group	(12,556)	(21,228)	(23,779)
Change year-on-year	—	69.1%	12.0%
Domashny Television Station Group	—	(4,754)	(14,164)
Change year-on-year	—	—	197.9%
Eliminations and other	(7,771)	(8,779)	(7,925)
Total operating expenses	$(59,208)	$(93,008)	$(147,290)
Change year-on-year	—	57.1%	58.4%
% of total operating revenues	62.0%	59.8%	62.0%

Our total operating expenses include direct operating expenses, selling, general and administrative expenses (including stock-based compensation expense), amortization of programming rights and depreciation and amortization. The increase in our consolidated total operating expenses from 2003 to 2004 and again from 2004 to 2005 is primarily due to an increase in our programming amortization expense and increases in selling, general and administrative expenses.

With respect to our Domashny Television Station Group, comparisons of this segment’s operating expenses from 2004 to 2005 are not meaningful given that operating expenses for 2004 comprise expenses only from the date of our acquisition of the four stations in this segment (September and October 2004). Moreover, from the date of acquisition until March 6, 2005, these stations were broadcasting under the format that was broadcast when we acquired these stations.

Our personnel-related costs are split between direct operating expenses and selling, general and administrative expenses. In 2003, 2004 and 2005, total salaries and benefits of our employees (excluding stock-based compensation) represented approximately 20.6%, 16.4% and 14.8% of our total consolidated operating expenses, respectively.

Direct operating expenses

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$(3,879)	$(4,645)	$(4,522)
Change year-on-year	—	19.7%	(2.6)%
Domashny Network	—	—	(2,186)
Change year-on-year	—	—	—
CTC Television Station Group	(3,414)	(4,577)	(3,945)
Change year-on-year	—	34.1%	(13.8)%
Domashny Television Station Group	—	(713)	(2,660)
Change year-on-year	—	—	273.1%
Eliminations and other	456	554	566
Total	$(6,837)	$(9,381)	$(12,747)
Change year-on-year	—	37.2%	35.9%
% of total operating revenues	7.2%	6.0%	5.4%

Networks. At the network level, direct operating expenses principally comprise the salaries of our networks’ engineering, programming and production staff and satellite transmission fees. Direct operating expense at the CTC Network as a percentage of this segment’s total operating revenues has decreased over the three-year period under review from 5.4% in 2003 to 4.0% in 2004 to 2.7% in 2005. In absolute terms, direct operating expenses at the CTC Network increased from 2003 to 2004 principally because of a general increase in salaries of its engineering, programming and production staff. Beginning in 2005, this staff began providing services to the Domashny Network as well. As a result, a percentage of their salaries was allocated to the Domashny Network resulting in a decrease in 2005 from 2004 in direct operating expenses for the CTC Network in absolute terms. Although we expect an increase in direct operating expenses in absolute terms for this segment in 2006, we expect direct operating expenses of the CTC Network to decrease as a percentage of that segment’s total operating revenues in 2006.

At the Domashny Network, direct operating expenses in 2005 amounted to 23.4% of the segment’s total operating revenues. Although we expect an increase in direct operating expenses in absolute terms in 2006 as we establish a back-up satellite feed for this network at an estimated annual cost of $240,000, we expect direct operating expenses as a percentage of total operating revenues at the Domashny Network to decrease in 2006.

Television Station Groups. At the Television Station Group level, direct operating expenses primarily consist of transmission and maintenance costs and payroll expenses for engineering, programming, production and distribution staff. Direct operating expenses at our Television Station Groups are materially higher as a percentage of those segments’ total operating revenues compared to the networks because we bear the transmission costs of our owned-and-operated stations. For the CTC Television Station Group, direct operating expenses as a percentage of that segment’s total operating revenues were 14.3%, 12.1% and 7.6%, respectively, for 2003, 2004 and 2005. In absolute terms, the increase in direct operating costs at the CTC Television Station Group from 2003 to 2004 is primarily due to an increase in transmission expenses resulting from a general increase in transmission fees for local broadcast towers, the installation of additional repeater transmitters and the incurrence of additional Mostelecom cable connection fees. In 2003, 2004 and 2005, we recognized direct operating expenses of $291,000, $1.4 million and $45,000, respectively, in connection with the project of Mostelecom, a Moscow-based telecommunications provider, to upgrade the master cable antenna systems located on Moscow apartment buildings in order to receive the UHF signal on which CTC-Moscow broadcasts. In 2005, direct operating expenses at the CTC Television Station Group decreased as compared to 2004 primarily due to the fact that our antenna connection project with Mostelecom was completed in September 2004.

Direct operating expenses for the Domashny Television Station Group in 2005 were 34.3% of the segment’s total operating revenues, reflecting the start-up of operations.

In 2006, we expect direct operating expenses at our Television Station Groups to continue to increase in absolute terms as a result of general increases in transmission costs, expenses associated with the addition of new stations and repeaters and, to a lesser extent, increases in salary levels. As a percentage of total operating revenues, however, we expect direct operating expenses at the Television Station Groups to continue to decrease in 2006.

Eliminations and other. We eliminate inter-company expenses from direct operating expenses. These inter-company expenses consist primarily of service fees charged to our networks by our Television Station Groups for the operation and maintenance of repeater transmitters. Other direct operating expenses in 2004 and 2005 primarily relate to the operation of our radio stations and amount to $53,000 and $291,000, respectively.

Selling, general and administrative expenses

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$(10,689)	$(11,169)	$(12,383)
Change year-on-year	—	4.5%	10.9%
Domashny Network	—	—	(4,746)
Change year-on-year	—	—	—
CTC Television Station Group	(6,688)	(11,455)	(13,327)
Change year-on-year	—	71.3%	16.3%
Domashny Television Station Group	—	(1,184)	(4,593)
Change year-on-year	—	—	287.9%
Eliminations and other	(7,173)	(6,642)	(6,180)
Total	$(24,550)	$(30,450)	$(41,229)
Change year-on-year	—	24.0%	35.4%
% of total operating revenues	25.7%	19.6%	17.4%

Our selling, general and administrative expenses principally consist of advertising and promotion expenses, salaries and benefits for sales, corporate and administrative personnel, stock-based compensation related to such personnel, rent and utilities; audit, legal and other consulting fees; taxes other than income taxes; travel expenses; and insurance costs.

CTC Network. Selling, general and administrative expenses of the CTC Network as a percentage of this segment’s total operating revenues were 14.9%, 9.7% and 7.3%, respectively, in 2003, 2004 and 2005. In absolute terms, however, this expense increased over the three-year period under review principally as a result of increased advertising and promotional expenses as we significantly expanded our efforts to promote the CTC Network and, to a lesser extent, as a result of a general increase in salary levels as a result of competitive and inflationary pressures in Russia. Advertising and promotional expenses were $1.3 million, $1.9 million and $3.1 million in 2003, 2004 and 2005, respectively. These expenses primarily include the cost of on-air announcements of our programs, outdoor and radio advertising, conferences for our affiliates and advertisers and selected promotional events to increase audience share in targeted cities. In addition, prior to engaging Video International to place our local advertising sales, the sales department of the CTC Network was responsible for advertising sales at our CTC and Domashny owned-and-operated stations in Moscow. As a result of the engaging Video International at the Television Station Groups level, we reduced the headcount of our CTC Network sales team in the first quarter of 2006 by approximately 30 people, resulting in a severance charge of $192,000 which was expensed in 2005. In 2006, we expect selling, general and administrative expenses of the CTC Network to increase slightly in absolute terms as a result of increases in advertising and promotional expenses driven by general price inflation in the Russian advertising market but expect that this expense will continue to decrease as a percentage of this segment’s total operating revenues.

Stock-based compensation expense related to a stock appreciation right we granted to our Chief Executive Officer in 2003 is included in the selling, general and administrative expense of the CTC Network. This expense amounted to $2.2 million, $1.1 million and $416,000 in 2003, 2004 and 2005, respectively. We will continue to expense the stock appreciation right through the second quarter of 2006, the end of its vesting period. This stock appreciation right is more fully described under "Management — Stock Options — CEO stock appreciation rights."

Domashny Network. Selling, general and administrative expenses of the Domashny Network as a percentage of the segment’s operating revenues in 2005 were 50.8%, reflecting substantial advertising and promotional expenses incurred in the launch of the network. As we continue to build the Domashny brand, we expect selling, general and administrative expenses to increase in absolute terms but decrease as a percentage of this segment’s operating revenues in 2006 now that the launch of the network is complete.

CTC and Domashny Television Station Groups. Selling, general and administrative expenses of the CTC Television Station Group as a percentage of this segment’s total operating revenues were 28.0%, 30.4% and 25.8%, respectively, in 2003, 2004 and 2005. The increase in this expense as a percentage of this segment’s total operating revenues from 2003 to 2004 is principally the result of an increase in spending on promoting our owned-and-operated stations, rising personnel costs and the acquisition during 2003 of three owned-and-operated stations that were included for the full year in 2004.

In 2005, selling, general and administrative expenses of the Domashny Television Station Group amounted to 59.2% of its total operating revenues.

In connection with engaging Video International to be the exclusive advertising sales house for substantially all of the owned-and-operated stations in our Television Station Groups, we decreased the headcount of the sales and support personnel in our Television Station Groups by 170, in the first quarter of 2006, resulting in $446,000 in severance costs that were expensed in 2005. Despite the decrease in sales headcount, we still expect an increase in both our Television Station Group’s selling, general and administrative expense in 2006 as a result of increased marketing and promotional expenses and headcount growth outside the sales function. As a percentage of its total operating revenues, however, this expense for both of our Television Station Groups is expected to decrease in 2006.

Eliminations and other. Other selling, general and administrative expense consists principally of the general and administrative expenses of our corporate headquarters. This expense, excluding stock-based compensation, was $4.4 million, $6.4 million and $5.7 million in 2003, 2004 and 2005, respectively. The increase in our general and administrative expense at the corporate level over the three-year period is primarily attributable to increased headcount as we expanded our corporate function in-line with the growth of our operations and increased salaries and benefits for our corporate personnel. The material increase in this expense from 2003 to 2004 results primarily from the legal, accounting and financial advisory fees related to a strategic transaction that we ultimately decided not to complete.

Our corporate level selling, general and administrative expense also includes stock-based compensation expense related to stock options we granted to one director and affiliates of two directors in 2003 (each of these directors is no longer a member of our board of directors) and to our Chief Operating Officer in 2005. The options granted to the three directors and their affiliates were fully expensed in 2003 as they were deemed to be associated with past services. That expense amounted to $2.7 million. The stock-based compensation expense related to our COO's option was $183,000 in 2005. We will continue to expense the COO's stock option through the third quarter of 2008, the end of its vesting period. These options are more fully described under "Management — Stock Options and Stock Appreciation Rights" and "Relationships and Transactions with Related Parties — Arrangements with directors and officers."

We expect our general and administrative expenditures at the corporate level to increase during 2006 and subsequent years due to expenses associated with being a publicly traded company, currently estimated to be approximately $3.0 million per year, and increased salaries and benefits as we add to our corporate headcount and as competition for qualified personnel intensifies in Russia.

Other selling, general and administrative expenses in 2004 and 2005 also include expenses of our Perm and Omsk radio stations, amounting to $164,000 and $578,000, respectively.

Amortization of programming rights

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$(23,502)	$(41,647)	$(66,811)
Change year-on-year	—	77.2%	60.4%
Domashny Network	—	—	(9,291)
Change year-on-year	—	—	—
CTC Television Station Group	(929)	(2,249)	(2,643)
Change year-on-year	—	142.1%	17.5%
Domashny Television Station Group	—	(798)	(440)
Change year-on-year	—	—	(44.9)%
Other	(252)	(521)	(209)
Total	$(24,683)	$(45,215)	$(79,394)
Change year-on-year	—	83.2%	75.6%
% of total operating revenues	25.8%	29.1%	33.4%

CTC Network. The amortization of programming rights is our most significant expense at the network level. Amortization of programming rights for the CTC Network segment amounted to 32.7%, 36.1% and 39.6% of the CTC Network’s total operating revenues in 2003, 2004 and 2005, respectively. The increase in amortization of programming rights for the CTC Network over the three-year period, in both absolute terms and as a percentage of operating revenues, was due primarily to general increases in the cost of programming, particularly Russian-produced programming and foreign movies. Effective July 1, 2005, we began amortizing our Russian series and sitcoms on a more accelerated basis, which resulted in an increase in our amortization expense of $2.9 million in 2005 compared to what amortization expense would have been under the previous amortization method. In 2003, 2004 and 2005, we recognized impairment charges on programming rights of $664,000, $4.7 million and $5.4 million, respectively. The impairment charges are included in amortization of programming rights in the consolidated statements of income. Approximately $1.1 million of this segment's amortization expense in 2005 related to the sublicensing of programming from the CTC Network to Studio 1+1 in Ukraine. We expect amortization of programming expense at the CTC Network to increase both in absolute terms and as a percentage of operating revenues in 2006 as programming costs continue to escalate in response to intense competition for quality Russian programming. See ‘‘— Critical Accounting Policies, Estimates and Assumptions — Programming rights.’’

Domashny Network. Amortization of programming rights amounted to 99.4% of Domashny’s total operating revenues in 2005. As 2005 was the first year of operation of Domashny Network, we used programming to build audience share to attract viewers to the new product and to recruit new affiliates, thereby increasing our distribution at this network. We expect Domashny’s amortization of programming expense to decrease as a percentage of its operating revenues in 2006, as we build on this segment’s advertising revenues, but expect that this expense will continue to constitute a higher percentage of its operating revenues than will be the case for the CTC Network in the near term as we continue to make substantial investments in programming in order to build Domashny’s audience share.

Television Station Groups. Our Television Station Groups amortize the programming that they commission for broadcast during the local windows our networks allocate to them. This expense for the CTC Television Station Group increased significantly in 2004 from 2003 as CTC-Moscow enhanced the quality of its local programming, which resulted in an increase in the cost of such programming. The investment our owned-and-operated stations make in programming for the local windows is limited and we therefore expect amortization of programming expense at our Television Station Groups to decrease as a percentage of their respective operating revenues in the near term.

Other. Other consists of the amortization of programming rights identified as part of purchase price allocations resulting from our acquisition of a 25% interest in the CTC Network in 2003.

Depreciation and amortization (exclusive of amortization of programming rights)

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
CTC Network	$(811)	$(786)	$(1,111)
Change year-on-year	—	(3.1)%	41.3%
Domashny Network	—	—	(370)
Change year-on-year	—	—	—
CTC Television Station Group	(1,526)	(2,948)	(3,865)
Change year-on-year	—	93.2%	31.1%
Domashny Television Station Group	—	(2,059)	(6,455)
Change year-on-year	—	—	213.5%
Other	(801)	(2,169)	(2,119)
Total	$(3,138)	$(7,962)	$(13,920)
Change year-on-year	—	153.7%	74.8%
% of total operating revenues	3.3%	5.1%	5.9%

Our depreciation and amortization (exclusive of amortization of programming rights) relates to the depreciation of our property and equipment, mainly broadcasting equipment, transmitters, buildings, computer hardware and office furniture, and the amortization of our intangible assets other than programming rights, principally broadcast licenses, network affiliation agreements and cable network connections.

Networks. At the network level, the depreciation of broadcasting equipment, computer hardware and office furniture represents the principal component of this expense. We expect depreciation and amortization expense of both our networks to remain relatively constant in absolute terms in 2006 compared with 2005.

CTC Television Station Group. As a percentage of this segment’s operating revenues, depreciation and amortization expense was 6.4%, 7.8% and 7.5%, respectively in 2003, 2004 and 2005. The increase in this expense from 2003 to 2004 is principally the result of our acquisition of three owned-and-operated stations in 2003. In connection with these acquisitions, we allocated $3.6 million to the acquired intangible assets based on their relative fair values. We began amortizing these intangibles in the second half of 2003. The increase from 2004 to 2005 is the result of our purchase in 2004 of the remaining minority interest in CTC-Moscow and interests in two other owned-and-operated stations in this segment. In 2006, we expect the depreciation and amortization expense of the CTC Television Station Group to increase in absolute terms as a result of our recent station acquisitions, but to remain relatively constant as a percentage of this segment’s operating revenues.

Domashny Television Station Group. Depreciation and amortization expense amounted to 83.2% of this segment’s operating revenues in 2005. The principal component of this segment’s depreciation and amortization expense relates to the acquisition in the third quarter of 2004 of majority interests in the four television stations that we acquired to launch the Domashny Network. In connection with this transaction, we allocated $28.2 million to the acquired intangible assets based on their relative fair values. In 2006, we expect the depreciation expense of the Domashny Television Station Group to increase slightly in absolute terms but to decrease materially as a percentage of this segment’s operating revenues. See ‘‘—Critical Accounting Policies, Estimates and Assumptions — Accounting for Acquisitions; Goodwill and Other Intangible Assets.’’

Other. Other depreciation and amortization for the three-year period under review consists primarily of the depreciation and amortization expense of $667,000, $2 million and $2 million in 2003, 2004 and 2005, respectively, recognized as a result of the assignment of $10 million in value to affiliation agreements of the CTC Network in connection with our acquisition in August 2003 of Alfa’s 25% plus one share interest in our CTC Network.

Foreign currency gains (losses)

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Foreign currency gains (losses)	$517	$695	$(877)

We report in U.S. dollars. The gains and losses from the measurement of monetary assets and liabilities that were not denominated in dollars were credited or charged to our statements of income. During 2003 and 2004, the ruble generally appreciated against the dollar and, as a result, we recorded foreign currency gains. In 2005, the ruble generally depreciated against the U.S. dollar, resulting in a foreign currency loss.

In 2006, we changed our functional currency to the ruble from the U.S. dollar but retained the U.S. dollar as our reporting currency. See ‘‘—Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Risk’’ and ‘‘Risk Factors — Decreases in the value of the Russian ruble compared with the U.S. dollar could materially adversely affect our results of operations.’’

Interest income

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Interest income	$1,800	$5,380	$3,101
Change year-on-year	—	198.9%	(42.4)%

Our interest income consists of interest earned on our bank accounts. From September 2003 through July 2005, a substantial portion of our interest income was attributable to interest earned on a blocked account with a balance of $35.9 million of restricted cash that served as collateral for a loan of the same amount from Raiffeisen Zentralbank to the CTC Network. We entered into this loan arrangement so that we could deduct the interest payments for Russian tax purposes. The blocked account was released in July 2005 when we repaid the loan, and the loan agreement was terminated in February 2006.

Interest expense

	Year ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Interest expense	$(2,673)	$(6,651)	$(8,525)
Change year-on-year	—	148.8%	28.2%

In the period under review, our principal interest expense was interest paid on loans extended by Alfa and Raiffeisen Zentralbank to the CTC Network. In September 2003, we borrowed $35.9 million from Raiffeisen Zentralbank, with interest payable at a rate of 14% per year, plus a 1% annual commission that we accounted for as interest. The various loans outstanding from Alfa for the period under review accrued interest at annual rates that varied from 10.25% to 15%. See ‘‘—Liquidity and Capital Resources’’ and ‘‘Relationships and Transactions with Related Parties — Transactions with Alfa — Loans from Alfa to CTC.’’

Gain on sale of businesses

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Gain on sale of businesses	$—	$4,613	$—

In July 2004, we sold our 50% interest in Radio Maximum, resulting in a gain of $4.6 million.

Equity in income of investee companies

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Equity in income of investee companies	$308	$713	$578

Equity in income of investee companies consists of income attributable to our interest in the Kazan station in our CTC Television Station Group, over which we do not have effective control and which we account for under the equity method. Under the equity method, we record our interest in this station’s results of operations as an investment rather than consolidating its results with our results of operations, reflecting a portion of net income commensurate with our ownership stake in it. We also accounted for the Perm station in our CTC Television Station Group using the equity method until November 2004 when we acquired a further 35% interest in this station and began consolidating its results. Our interest in Radio Maximum was also accounted for using the equity method until July 2004 when we sold it. The change in method of accounting for the Perm station and the sale of our interest in Radio Maximum are the principal reasons for the decrease in equity in income of investee companies from 2004 to 2005.

Income tax expense

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Income tax expense	$(11,189)	$(17,872)	$(24,861)

Our income tax expense was $11.2 million in 2003, $17.9 million in 2004 and $24.9 million in 2005. Our effective tax rate was 31% in 2003, 27% in 2004 and 29% in 2005. The decrease in the effective tax rate for 2004 was primarily related to the reduction of non-deductible stock-based compensation expense and changes in the deferred tax asset valuation allowance. The increase in the effective tax rate for 2005 was primarily related to the increase in valuation allowances for start-up entities, primarily relating to the Domashny Network and Television Station Group, which are not off-settable against the profits in other subsidiaries, and an increase in non-deductible expenses.

Income attributable to minority interest

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Income attributable to minority interest	$(941)	$(1,904)	$(2,514)

Minority interest represents the share of net income of each of our consolidated owned-and-operated stations that is not wholly owned and that is therefore attributable to the minority stockholders of these companies. Income attributable to minority interest increased over the three-year period in line with the increases in profitability of our consolidated owned-and-operated stations comprising our CTC Television Station Group.

Liquidity and Capital Resources

We have financed our operations to date through cash from operations, the private placement of equity and loans from Alfa Bank. At December 31, 2005, we had $15.3 million in cash and cash equivalents.

Cash flows

Below is a summary of our cash flows during the three years under review:

	2003	2004	2005
	(in thousands)
Net cash provided by operating activities:	$20,448	$33,216	$38,660
Net cash used in investing activities:	(6,147)	(52,557)	(13,181)
Net cash provided by (used in) financing activities:	6,172	19,340	(38,922)

Substantially all of our cash flow from operating activities throughout the period under review derived from advertising revenues. Our most significant use of cash in relation to operating assets and liabilities throughout this period was for the acquisition of programming rights. Our cash expenditure for the acquisition of programming rights was $39.5 million, $73.8 million, and $98.4 million in 2003, 2004 and 2005, exceeding our programming rights amortization expense in each of these years. We expect that in 2006, our cash expenditure for the acquisition of programming rights will continue to increase in absolute terms, but the difference between cash expenditure and amortization of programming rights will decrease.

Cash used in investing activities includes cash used for the acquisition of property, equipment and intangible assets, purchases and establishment of new owned-and-operated stations and loans to stations. In 2003, cash used in investing activities primarily comprised investments throughout 2003 in new stations and property and equipment. In 2004, our continuing investment in owned-and-operated stations, in particular our acquisition in September and October 2004 of the four stations that we used as the foundation to launch our Domashny Network, resulted in a significant increase in the net use of cash in investing activities. In 2005, cash used in investing activities consisted of $7.6 million paid in December 2005 towards the acquisition of a 50% interest in a station in Novosibirsk and a 100% interest in a station in Voronezh. We paid an additional $1.8 million in January 2006 in connection with these acquisitions. In 2005, we also spent $5.8 million on capital expenditures, primarily the purchase of broadcasting, transmission and video editing equipment and office and computer equipment.

Cash from financing activities primarily comprises loans from Alfa Bank and a loan from Raiffeisen Zentralbank to the CTC Network. In 2003, the principal component of cash from financing activities was the $35.9 million in proceeds from the loan from Raiffeisen to CTC Network which was offset by the $35.9 million in cash collateral required to secure the loan. Cash from financing activities in 2003 also includes $5.2 million received from Alfa in connection with our purchase of its minority stake in the CTC Network and the simultaneous purchase by Alfa of our capital stock. In 2004, CTC Network borrowed $24 million from Alfa to finance the purchase of the four stations acquired to launch Domashny. We repaid this loan in August 2005. In July 2005, we repurchased shares equivalent to 13,283,200 shares of common stock (calculated on an as-if-converted to common stock basis) for approximately $54 million. Upon repurchase, the shares were cancelled. To finance this repurchase and to fund working capital, we borrowed an aggregate of $68 million from Alfa in the second half of 2005, and had repaid $27 million of these borrowings by the end of 2005. See ‘‘Relationships and Transactions with Related Parties — Transactions with Alfa — Loans from Alfa to CTC.’’

We believe that our current cash on hand, along with cash from operations, will provide sufficient capital to fund our operations for at least the next 12 months. We cannot assure you, however, that the assumed levels of revenues and expenses underlying this projection will prove to be accurate.

Off-balance sheet transactions

From time to time, we issue guarantees in favor of banks that make loans to production companies that produce Russian programming for us. Currently, there are no such guarantees in place.

Contractual obligations

We have long-term commitments under some of our programming agreements. While many of these contracts are for periods of approximately one year, a number of these contracts, including some of the largest contracts, cover periods of up to three or four years. We generally do not have the option to terminate our programming agreements early.

We have a $30 million line of credit with Alfa Bank. As of December 31, 2005, the line of credit had an outstanding balance of $4 million at a weighted average interest rate of 10.6% per year. As of April 11, 2006, the outstanding principal balance of the line of credit had increased to $22 million, bearing interest at a weighted average rate of 10.19% per year. The current balance under the line of credit matures between June 2006 and October 2006 and the line expires in July 2007. We also have a term loan with Alfa Bank which as of December 31, 2005 had an outstanding principal of $37 million. As of April 11, 2006, the outstanding principal balance of the term loan had decreased to $18 million. We have the ability to draw an additional $4 million under this loan until July 2007. The term loan bears interest at a rate of 14% per year and matures in July 2007. We have the right to repay both of these loans early without penalty.

We have long-term contracts with our satellite service providers that expire in December 2008 and 2009. These contracts are terminable by either party on either 30 or 60 days’ notice.

Our owned-and-operated stations enter into contracts with local transmission centers. These contracts generally have a one-year term, provide for automatic extension for the next year unless notice of termination is given and are not terminable early except generally where one party has repeatedly failed to perform under the contract. Before these contracts expire, the parties typically renegotiate fees for the next year.

Our principal leasehold obligation relates to the 3,400 square meter of office and operations space that we lease in Moscow. Leases for that facility expire in December 2008 and are cancelable by either party on nine months’ notice. We also lease facilities for some of our owned-and-operated stations. These leases expire between 2006 and 2016 and are cancelable by either party, generally on six months’ notice or less.

From time to time, we enter into longer-term commitments to purchase property and equipment. The majority of these commitments are for purchases to be made within twelve months. The principal component of our equipment purchasing commitment for 2006 relates to television editing and broadcasting equipment for stations within our Domashny Television Station Group.

The table below summarizes the principal categories of our contractual obligations for acquisitions of programming rights, debt obligations, transmission and satellite fees, leasehold obligations and equipment purchase obligations as of December 31, 2005:

	Payments Due by Period
	Total	Through 2006	2007 through 2008	2009 through 2010	Thereafter
	(in thousands)
Acquisition of programming rights	$69,261	$55,546	$13,715	$—	$—
Debt obligations(1)	49,180	9,590	39,590	—	—
Transmission and satellite fees	11,844	5,886	5,272	686	—
Leasehold obligations	6,993	1,839	2,922	719	1,512
Equipment purchase obligations	816	754	62	—	—
Total	$138,093	$72,861	$61,499	$1,405	$1,512

(1)	Consists of a line of credit with a $4 million outstanding principal balance at December 31, 2005 and a term loan with a $37 million outstanding principal at December 31, 2005. As of April 11, 2006, the outstanding principal balances of the line of credit and the term loan were $22 million and $18 million, respectively. The line of credit currently bears interest at a weighted average rate of 10.19% per year and the term loan at 14%. The line of credit expires, and the term loan matures, in July 2007 but both are repayable by us at any time without penalty. Amounts include estimated interest payable.

Recently Issued Accounting Pronouncements

Stock-based compensation

In October 2004, the FASB announced that SFAS No. 123R, Share-Based Payment, which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies for annual periods beginning after June 15, 2005. SFAS No. 123R requires companies to expense the fair value of all stock options that have future vesting provisions, are modified, or are newly granted after their first fiscal year ending after December 31, 2005. The adoption of SFAS No. 123R is not expected to have a material impact on our financial statements.

Voluntary changes in accounting principles

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting

Accounting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates. We do not use financial instruments, such as foreign exchange forward contracts or foreign currency options, to manage our foreign exchange risk because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We do not hold or issue derivatives or other financial instruments for trading purposes.

Prior to 2006, our principal source of revenue (contracts for the placement of advertising) was denominated primarily in U.S. dollars, with only contracts for the placement of local advertising outside of our Moscow and St. Petersburg stations being denominated in rubles. Beginning in January 2006, Video International began placing all our advertising sales in rubles. We currently expect that a significant majority of our advertising revenues for 2006 will be denominated in rubles and that by 2007 substantially all of our advertising revenues will be denominated in rubles as our longer-term advertising contracts denominated in U.S. dollars expire and are replaced with contracts denominated in rubles. Our operating expenses are primarily denominated in U.S. dollars, including payments for our Russian and foreign programming and a significant majority of our salary expense. We are currently considering options for shifting the denomination of our operating expenses from dollars to rubles but can give no assurances that we will be successful in making such shifts. We estimate that if in 2005 all of our advertising revenues had been denominated in rubles, a hypothetical 5% decrease in the value of the ruble against the U.S. dollar would have resulted in a reduction of approximately 11% in our profit before tax for 2005. A significant depreciation of the ruble against the U.S. dollar will have a material adverse effect on our results of operations.

In addition to our foreign currency exposure from our ruble-denominated advertising revenues, we are exposed to exchange rate risk from our ruble-denominated cash and cash equivalent accounts. At December 31, 2005, the aggregate balance of our ruble-denominated accounts was approximately 394 million rubles, or approximately $14 million (at the official exchange rate of the Central Bank of the Russian Federation on that date). On the basis of the size of our ruble-denominated accounts only, a 10% devaluation in the ruble’s value compared to the U.S. dollar would not have had a material adverse effect on our financial results for 2005.

The ruble is non-convertible outside Russia. Our ability to convert rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and the payment of foreign currencies are allowed. These restrictions have not generally impeded our ability to convert rubles into dollars nor do we expect these restrictions, as currently in effect, to do so in the foreseeable future.

Our loans with Alfa Bank bear interest at fixed rates of up to 14% per year. Because these rates are fixed, we are subject to the risk that we may incur interest on these facilities at above-market levels in the event that interest rates in the market generally should fall significantly.

BUSINESS

Overview

We operate the CTC Network, a Russian television network offering entertainment programming targeted at 6-54 year-old viewers, and the Domashny (‘‘Home’’) Network, a Russian television network principally targeted at 25-60 year-old female viewers. CTC’s signal is carried by more than 300 television stations and local cable operators, which include 16 of our owned-and-operated stations and 17 unmanned repeater transmitters. Approximately 100 million people are within the coverage of CTC’s signal. Domashny’s signal is carried by approximately 100 television stations and local cable operators, including four of our owned-and-operated stations and two unmanned repeater stations. Approximately 50 million people are within the coverage of Domashny’s signal.

We generate substantially all of our revenues from the sale of television advertising. In 2005, our share of the total Russian television advertising market was approximately 13.6%. The CTC Network’s average overall audience share was 10.3% and its average audience share in its target demographic was 12.9%, making CTC the fourth-most watched broadcaster in Russia overall and the third-most watched in its target demographic. Domashny’s average overall audience share for 2005 was 1.0%, and its average audience share in its target demographic was 1.3%.

We commenced television operations in May 1994, initially broadcasting from our first owned-and-operated station in St. Petersburg to 22 cities across Russia as a ‘‘superstation’’ — a single station that retransmits its signal to remote locations. In December 1996, we launched CTC (the Cyrillic acronym for the ‘‘Network of Television Stations’’), a national network broadcasting by satellite from our center in Moscow. Domashny, our second national network, was launched in March 2005 following our acquisition in 2004 of four affiliated television stations in Moscow, St. Petersburg, Perm and Kazan.

Business Strengths

We believe that a number of factors provide a foundation for our business success, including the following:

Key position in a growing advertising market

The Russian television advertising market has grown by a factor of 8.6 over the past five years, from $270 million in 2000 to $2.33 billion in 2005, according to Video International. The Russian television advertising market has been one of the fastest growing in the world during this period due to a number of factors, including:

•	strong nominal gross domestic product, or GDP, growth, which Global Insights forecasts to increase further by an average of approximately 6% annually in the period from 2005 to 2008;

•	the relatively undeveloped advertising market in Russia, reflecting the still-evolving market economy in Russia; and

•	robust spending by multinational consumer goods companies as they seek to establish their brands in Russia and the consumer market becomes more firmly established.

In its most recent forecast, released in November 2005, Video International anticipates television advertising spending in Russia of approximately $2.95 billion in 2006, an increase of approximately 27% over 2005. Video International has not yet released revised projections of the future size of the television advertising market in Russia to reflect the possible impact of recently adopted legislation that will reduce the amount of advertising time allowed on television, described under ‘‘Prospectus Summary — Recent Developments.’’

We believe that further growth in the Russian television advertising market will be driven in part by increases in television advertising by businesses such as financial services and automobile companies, which have generally accounted for a larger percentage of television advertising in more advanced advertising markets than they currently do in Russia. For example, these categories of businesses accounted for less than 3.5% of our television advertising revenues in 2005, compared with between approximately 10% and 25% of television advertising revenues in each of Germany, the United Kingdom and the United States in 2003 (the latest year for which data are available).

Strong advertising market share, reflecting our success in capturing targeted audiences that are attractive to advertisers

In each of 2003, 2004 and 2005, CTC succeeded in capturing a share of the television advertising market greater than its audience share, reflecting the delivery of audiences with demographics that are attractive to advertisers.

In 2005, CTC’s audience share was 10.3% overall and 12.9% in its target demographic, making CTC the fourth-most watched broadcaster in Russia overall and the third-most watched broadcaster in its target demographic. CTC has increased its overall average audience share from 6.6% in 2002, primarily through:

•	development of the CTC brand as the ‘‘first in entertainment’’ on Russian television;

•	emphasis on Russian-produced content, including programming developed specifically for our target audiences and based on our audience research;

•	implementation of an ‘appointment viewing’ strategy that seeks to bring viewers back on a regular basis; and

•	increases in technical penetration.

Network structure and significant presence in key local markets

Both CTC and Domashny operate as networks, modeled on the structure successfully implemented by the major broadcast television networks in the United States. This structure differs from that of our two largest competitors, Channel One and Rossiya, which operate as national channels, broadcasting directly throughout Russia. Through this network structure we extend our broadcast coverage by entering into agreements with independent affiliates that broadcast our signals in exchange for the right to air local advertising during designated time windows, as well as with our owned-and-operated stations. In addition to allowing us to reach additional viewers through independent affiliates without incurring incremental transmission costs, this model allows us to capture local advertising revenues at our owned-and-operated stations. Thus, in addition to capturing growth in the national advertising market, we have been able to capitalize on growth in local advertising through our strong presence in local markets, including Moscow and St. Petersburg. We believe this model provides us with an advantage compared with competitors that do not own and operate any of their own stations.

Wide distribution network

CTC’s national technical penetration is 85% and it broadcasts to over 1,100 Russian cities and towns through over 300 affiliates, including 16 of our owned-and-operated stations. CTC is available in all of the 52 major cities in which television audiences are measured in Russia, including through our owned-and-operated stations in 16 of these cities, covering approximately 64% of the total population of this measured universe. Domashny’s national technical penetration is 47% and it currently broadcasts in 42 of the 52 measured cities through approximately 100 affiliates, including four of our owned-and-operated stations. We expect to substantially build on Domashny’s technical penetration over the next couple of years through selected purchases of stations and by attracting new independent affiliates.

Strong cash generation and effective cost management

We generated net cash from operating activities of $33.2 million in 2004 and $38.7 million in 2005. We focus on efficient operating cost management and cost-effective programming, leveraging our professional relationships, central administration, facilities, programming and other resources across our two networks. We also currently seek to manage our programming expenditures by licensing programming rather than purchasing programming outright. This permits us to obtain the rights to the number of runs we believe we can cost-effectively broadcast on our networks without paying the incremental cost for the outright ownership rights. We also seek to control our programming outlays through shared licensing arrangements with other broadcasters.

Experience in expanding through acquisitions

Since 1995, we have acquired or established a total of 20 operating television stations throughout Russia, of which 18 are currently broadcasting either CTC or Domashny, which has given us experience in integrating and building businesses and developing the recognition and value of our brands. In particular, our acquisition of four affiliated stations in 2004, upon which we based the launch of the Domashny Network, gave us experience with the repositioning of stations as the core of a new network. We believe that this will better enable us to integrate and further develop any additional acquisitions.

Strong management and supportive stockholders

Our management team and board of directors combine knowledge of the Russian media market and western business practices. In particular, our Chief Executive Officer, Alexander Rodnyansky, has a long history of film and television production in Russia and Ukraine. Our Chief Financial Officer, Nilesh Lakhani, brings us a broad range of experience in corporate finance with U.S. listed companies. Our Chief Operating Officer, Vladimir Hanumyan, has been with us since 1996 and has been instrumental in establishing our distribution network.

We also benefit from a strong and supportive stockholder base that has been instrumental in our development. MTG, which has been a stockholder since 2002, has a long and successful track record in the ownership, development and management of free-to-air television and pay television assets in a number of European countries. Alfa Group, which has been a stockholder since 1999, is a Russian investment company that has been a key shareholder in and an instrumental force in the development of such Russian businesses as TNK-BP (one of Russia’s largest oil companies), Vimpelcom (one of Russia’s top mobile operators), Alfa Bank (Russia’s largest privately owned commercial bank) and Perekrestok (one of Russia’s largest retail chains).

Strategy

We seek to strengthen our position as a leading platform for television advertising in Russia by offering targeted, branded entertainment programming that attracts premium audiences. In order to achieve this objective, we intend to:

Increase our audience share and capture a percentage of the total television advertising market that is greater than our audience share by developing and licensing programming that is attractive to our targeted demographics

We seek to attract both viewers and advertisers by developing and acquiring high-quality entertainment programming, both Russian and foreign. In an effort to ensure the appeal of our programming to our target demographics, we intend to:

•	Focus on original Russian programming. Russian-made productions generally have the highest ratings on Russian television, and these ratings have increased in recent years. Accordingly, we plan to continue to develop and license new Russian-produced programs specifically geared towards our target audiences and to seek to air increasingly high-quality productions.

•	Acquire foreign programs with the greatest audience appeal. We intend to focus our acquisitions of foreign content on ‘‘blockbuster’’ movie releases and highly rated series that we believe will continue to draw substantial numbers of viewers in key time slots.

•	Invest in programming for Domashny. We believe that Domashny, which we launched in March 2005, has the potential to increase its 2005 audience share of 1% through additional investment in programming, together with brand promotion and expansions of its technical penetration.

Continue to strengthen and develop our brands

We intend to build on our entertainment brand to continue to attract dynamic and youthful viewers to CTC. We believe that these viewers are among the most desirable to advertisers and that our brand identification helps us to capture and retain such viewers. To this end, we intend to continue to promote the network through public relations efforts and advertising campaigns.

We also seek to use our experience with CTC to develop the relatively new Domashny brand in order to attract and retain female viewers, allowing us to offer a niche platform for sales of highly targeted advertising.

Continue to manage our costs

We seek to continue to achieve solid margins and strong operating cash flow by managing our costs. In particular, we will continue to seek opportunities to:

•	Take advantage of economies of scale, as we have done with the launch of a second network that can use much of the administrative infrastructure of our initial network.

•	Enter into creative program licensing arrangements, such as sharing arrangements pursuant to which we join with other broadcasters to license a certain number of runs of relatively more expensive content.

Continue to expand our business through strategic growth initiatives

In addition to pursuing organic growth through the further development of CTC and Domashny, we also intend to expand our business through carefully selected media acquisitions that complement our existing businesses. In particular, we will consider opportunities to:

•	Acquire or launch additional networks. We believe that broadcasters can increase profitability through the introduction of additional networks targeted at specific audiences. In launching such networks, we would seek to leverage our existing television infrastructure and operational and brand-building experience, as we are currently doing with Domashny.

•	Expand in other markets. We believe that we would be well-positioned to expand through selective acquisitions in other Commonwealth of Independent States countries, particularly those, such as Ukraine and Kazakhstan, with significant Russian-speaking populations.

•	Consider growth opportunities in selected media sub-sectors. We believe that the Russian media sector remains underdeveloped and is subject to significant change and growth in the coming years, and we intend to consider appropriate expansion opportunities as and when they arise.

We also believe that a broader distribution platform could make it more cost-effective to acquire outright ownership of some of the Russian content we develop, rather than licensing only a limited number of runs, by allowing us to leverage the cost of such content over a larger set of revenue opportunities. We may therefore seek to broaden the range of rights we have either through the purchase or perpetual license of some of the programming that we develop or through the establishment of a joint venture with a production house, in conjunction with the expansion of our distribution platform.

Explore opportunities to capitalize on growth in the local advertising market

If the local advertising market grows in conjunction with future increases in GDP and the spread of a consumer culture beyond the principal cities of Russia, we believe that our growth plans, together with our existing owned-and-operated stations, will position us to take advantage of such expansion. In order to maximize our share of growth in local markets, we intend to consider opportunities to:

•	replace independent affiliates with owned-and-operated stations in key markets as and when opportunities arise;

•	upgrade those owned-and-operated stations that currently broadcast on UHF signals to stronger VHF frequencies as and when these become available; and

•	convert unmanned repeater transmitters to owned-and-operated stations in certain locations were economically justified.

Moreover, the newly adopted advertising law will result in a reduction in the amount of advertising time available at the national level. As a result, demand for advertising slots at local stations may increase. We believe we are well-positioned to benefit from such an increase in demand for local television advertising, if it were to occur.

Industry Overview

Television in Russia

Until the dissolution of the Soviet Union in 1991, television broadcasting was a government monopoly. The two principal state-controlled broadcasters, both founded in the Soviet period, continue to be the largest television channels in terms of technical penetration and audience share.

Since 1991, a number of privately owned television broadcasters have commenced operations in Russia. As a result, the market has become increasingly fragmented with the development of a number of thematic channels and smaller networks. These broadcasters range from small, independent broadcasting ventures to well-capitalized Russian enterprises and joint ventures involving major Russian investors and western partners. In addition, several pay television providers, including both cable and satellite operators, have entered the market.

Overview of television advertising in Russia

As commercial television in Russia has expanded in recent years, the Russian television advertising market has been among the fastest growing in the world. Total television advertising expenditures grew from a negligible amount before 1991 to $550 million in 1997, when the 1998 Russian economic crisis precipitated a substantial decline in expenditures, culminating in a post-crisis low of $190 million in 1999. The market did not recover to pre-crisis levels in dollar terms until 2002, but has since continued to grow strongly. In 2005, the market increased to $2.33 billion, a 37% increase over 2004, and was forecast by Video International in November 2005, when Video International released its most recent projections, to reach approximately $2.95 billion in 2006, a 27% increase over 2005. The table below summarizes the growth in the Russian television advertising market relative to the growth in the overall Russian advertising market:

   Russian Advertising Expenditures(1)(2)

	1999	2000	2001	2002	2003	2004	2005	2006 (projected)(3)
	(in millions, except percentages)
All advertising expenditures (all media)	$760	$1,125	$1,775	$2,210	$2,890	$3,910	$5,010	$6,000
Advertising as a percentage of GDP	0.39%	0.43%	0.58%	0.64%	0.67%	0.67%	0.69%	0.62%
Television advertising expenditures	$190	$270	$510	$920	$1,240	$1,700	$2,330	$2,950
Television advertising as a percentage of GDP	0.10%	0.10%	0.17%	0.27%	0.29%	0.29%	0.32%	0.34%
Television advertising as a percentage of all advertising expenditures	25%	24%	28.7%	41.6%	42.9%	43.5%	46.5%	49.1%

(1)	Expenditure numbers include VAT on advertising sales, which was reduced from 20% to 18% at the beginning of 2004. Our revenue numbers exclude VAT.

(2)	Russian advertising market data reported by AKAR; GDP data reported by Global Insight.

(3)	Projections of the television advertising market for 2006 were reported in November 2005 and do not reflect any adjustments for the possible impact of recently adopted amendments to the advertising law. See ‘‘Prospectus Summary — Recent Developments’’ and "Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations."

Despite the growth to date, however, advertising spending in Russia, both on a per capita basis and as a percentage of GDP, remains low by international standards — in each case, far below the levels of the United States and major countries in Western and Central Europe. This reflects the relatively recent introduction of a market-based economy and of advertising in Russia. So long as economic growth continues in Russia, incomes continue to rise, and more companies seek to capture the benefits of advertising in a market economy, we believe the television advertising market will continue to expand.

Television Advertising Expenditures
Per Capita, 2005 (estimated)

Source: ZenithOptimedia, 2005

Moreover, in November 2005 Video International predicted that the television advertising market in Russia would continue to grow as a percentage of GDP over the next several years, driven by increases in prices and the entrance of new advertisers into the market — for example, businesses such as financial services and automobile companies, which typically provide a substantially greater portion of television advertising expenditures in more mature markets than they currently do in Russia.

The total television advertising market consists of both national advertising, which is broadcast across the country, and local advertising, which is broadcast only in particular localities. National television advertising is sold primarily to multinational groups and a limited number of large Russian companies targeting the whole of Russia, while local television advertising is sold primarily to smaller companies seeking to promote their products or services in particular localities.

Television advertising sales

Television advertising revenues are generally affected by the overall size of the television advertising market, a broadcaster’s ratings and audience share, and its audience profile. In general, the price of national television advertising in any particular time slot is based on a reference price determined on the basis of ‘‘gross rating points,’’ or ‘‘GRPs.’’ An advertiser or advertising agency will typically place with Video International, our sales house, either a ‘‘fixed placement,’’ an amount of advertising placed on a specific broadcaster and time slot by reference to the GRPs estimated by Video International to be delivered by that broadcaster during that time slot, or a ‘‘floating placement,’’ an amount of advertising placed at Video International’s discretion at a time that will deliver the total number of agreed GRPs.

Because advertisers often seek to reach particular demographic groups, including particular ages and genders, they will often base their advertising placement decisions on the specific ratings among such groups, rather than among the overall population — for example, on the basis of ratings among 18-45 year olds. Nevertheless, historically the reference price for CTC’s advertising was determined on the basis of the ratings among the broader 18+ demographic. Starting in the fall of 2003, however, Video International began placing CTC’s advertising on the basis of GRPs achieved in the 6-54 demographic. CTC generally achieves higher ratings in this group than in the 18+ demographic, and this change has been generally favorable to us. Video International places Domashny’s advertising on the basis of our ratings in our target audience, 25-60 year-old women.

We also derive revenues from the sale of advertising by our owned-and-operated stations in their local markets, as well as through the sale of sponsorships of our programming. Local television advertising is priced by time, rather than by GRPs, and is generally sold in 30-second time slots. Historically, our owned-and-operated stations sold their local advertising principally through their own sales forces. However, since January 2006, Video International has placed local advertising on behalf of substantially all of our owned-and-operated stations.

Russian law currently limits the amount of advertising time broadcasters may air to no more than 20% of their total broadcasting time each day, but within that overall limit does not restrict the amount of advertising in any given hour. On CTC, we currently air advertising during approximately 19% of the 23 hours our signal is broadcast; on Domashny, we currently air advertising during approximately 18.5% of broadcast time. Recently adopted legislation will limit the amount of advertising to 15% of daily broadcasting time, and no more than 20% in any hour, from July 1, 2006 through 2007. From 2008, the new law will limit advertising to no more than 15% per hour of broadcasting time. In 2005, while complying with the overall limit on advertising per day, we broadcast advertising during an average of 25% of each hour from 8 p.m. to 11 p.m. (in pre-primetime and primetime). See ‘‘Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations.’’

Role of Video International

In Russia, virtually all national television advertising has historically been sold through so-called ‘‘sales houses’’ — intermediaries between the television broadcasters and the advertisers and advertising agencies — which receive commissions on the sales. We have agreements with one of the two sales houses, Video International, to sell national advertising on both CTC and Domashny. We also have an agreement with Video International to sell local advertising for substantially all of our owned-and-operated stations from January 1, 2006. Although we previously sold local advertising at all of our owned-and-operating stations through our own sales staffs, we decided in late 2005 that it made economic and strategic sense to move these sales to Video International going forward. Video International has strengthened its resources in the local market in recent years and has increasingly been cross-selling local and national advertising, and we therefore believe Video International is in a position to deliver greater local advertising sales than our internal staff. Moreover, we recognized that Video International could sell local advertising in respect of locations where we broadcast through unmanned repeater transmitters, and therefore were not well-positioned to sell local advertising ourselves. For more details of these arrangements, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Agreements with Video International.’’

Measuring television audiences in Russia

Russian television viewing data, including ratings, audience shares and related metrics, are currently gathered by TNS Gallup Media. The TNS measurement system uses internationally recognized methods and is the standard currently used by all major television broadcasters, advertisers and advertising agencies in Russia.

Information on audience numbers is gathered through the use of TNS’s ‘‘Peoplemeters,’’ which are physically installed in households in selected locations, based on sampling techniques and census data designed to capture a statistically significant sample of the desired population. The cities included in the sample are described as the ‘‘panel.’’ Currently, Peoplemeters are installed in 2,569 households located in a panel of 52 cities. Prior to January 1, 2006, Peoplemeters were installed in 1,650 households located in a panel of 40 cities. The panel cities are chosen from among those Russian cities with more than 100,000 residents (according to the 2002 census), which together account for approximately 43% of the total population of Russia. Because of the relative lack of affluence in smaller communities — and consequently very different consumer habits — we believe that advertisers are not currently focused on reaching audiences in cities with populations of less than 100,000. The statistical parameters of the panel are set on the basis of a survey conducted between May and November each year involving a large number of in-person interviews in 126 cities regarding individual viewing habits.

The CTC Network signal is currently broadcast in each of the 52 panel cities. The Domashny Network signal is currently broadcast in 42 of the 52 panel cities. TNS Gallup Media reported that, in 2005, 85% of households located in cities of more than 100,000 residents had the technical ability to receive the CTC Network broadcast signal, and 47.1% had the ability to receive the Domashny Network signal.

In addition to collecting national ratings and audience share data, TNS Gallup Media also uses its Peoplemeter technology to measure local television audiences in 25 of the largest panel cities, which allows us to monitor with greater precision our performance in major markets. We believe that the availability of such independent data on our audience share in key local markets enhances our ability to capture local advertising market share in these markets.

Our Business

We have modeled our business on the major U.S. broadcast television networks. We manage our network programming centrally, own and operate stations in strategic cities and expand our broadcast coverage through agreements with independent affiliates and by means of unmanned repeater transmitters in smaller markets, which allows us to enhance our coverage without incurring incremental infrastructure costs. In exchange for the right to broadcast our signal, we allow our affiliates to broadcast local advertising during designated time windows, from which they derive revenues. Our network structure differs from the ‘‘channel’’ model used by our biggest competitors, Channel One, Rossiya and NTV, in which these national broadcasters provide their own transmission infrastructure throughout the area they desire to reach and bear the full cost of such infrastructure.

Our networks’ management is responsible for our programming, marketing and promotion for both CTC and Domashny, as well as relations with our independent affiliates and with our advertising sales house.

Programming

In order to maximize the audience numbers and desirable demographics that we deliver to advertisers, we seek to:

•	emphasize entertainment programming to support our brand and the affinity of our audiences;

•	target viewers in the 6-54 age range on the CTC Network and women aged 25-60 on the Domashny Network;

•	broadcast an optimal mix of Russian and foreign entertainment programming and develop an increasing number of high-quality original programs with Russian producers;

•	schedule according to a well-researched ‘‘daypart’’ strategy, focusing on discrete parts of the day that have distinctive viewing characteristics;

•	create ‘‘appointment viewing’’ — where a regularly scheduled program has such a strong appeal that viewers set aside a specific time period to view it; and

•	adapt our broadcast schedule to reflect seasonal variations in viewing habits.

Entertainment focus. From our inception, our focus has been on entertainment. We seek to capture a dynamic, youthful audience by offering a range of entertainment programs suited to particular time slots, including original Russian series and shows, recent and classic Russian and Soviet films, popular foreign series and films, and animation. Although we broadcast entertainment and celebrity news on our national networks, we do not broadcast national ‘‘hard’’ news, commentary or analysis.

Demographic targets. Although we seek to maximize our audience share on the CTC Network among the entire viewing population (considered to be those age 4 and older, or ‘‘4+’’), we focus principally on viewers in the 6-54 age group and have particularly strong appeal to younger audiences. We believe that in Russia, as in more mature advertising markets, the 6-54 age group is the demographic group most in demand by television advertisers. This group generally has the most disposable income and, we believe, is the most responsive to advertising. Viewers in the 55+ category, on the other hand, are generally deemed less likely to change their purchasing decisions based on advertising and, in Russia, to have less average disposable income.

Among both children and teenagers, CTC is one of the top two broadcasters in most applicable time slots. Although these younger demographic groups are not currently the principal targets of advertisers in Russia, we believe they will be of increasing importance, both as consumers themselves and because of their influence on their parents’ purchasing decisions. In addition, we believe that if CTC can capture this audience early, these viewers may maintain a strong identification with the CTC brand as they enter adulthood.

Our target audience for the Domashny Network is women aged 25-60. We believe that this focus limits overlap between the target viewers of Domashny and CTC. We also believe that no other broadcaster in Russia currently exclusively targets this demographic group, which we believe to be in particular demand in Russia by advertisers of products for women.

Optimal mix of Russian and international programming. During a typical month in 2005, approximately 40% of the content we broadcast on CTC consisted of Russian series and shows that were developed specifically for CTC, 30% consisted of foreign movies, 15% consisted of foreign series and 15% consisted of animation. Reflecting the higher cost of original programming, our original Russian series and shows accounted for approximately 66% of our amortized programming costs in 2005, while foreign movies accounted for 23%, foreign series for 8% and animation for 3%.

For Domashny, during a typical month in 2005 approximately 48% of the content we broadcast was Russian programming developed specifically for Domashny, a further 38% consisted of Russian movies, typically Soviet-era films, and 14% consisted of foreign series.

As of December 31, 2005, we had contractual programming rights for approximately 11,000 hours of programming, including 1,900 hours of Russian series, 5,400 hours of foreign series, 2,300 hours of foreign movies, 100 hours of Russian movies, 100 hours of Russian shows and 1,200 hours of animation, in each case including rights to multiple runs. We generally acquire the rights to classic Soviet movies and contemporary Russian movies shortly in advance of broadcast and do not have substantial advance contractual rights to such programming.

Emphasis on Russian programming. We believe that our emphasis on television series and shows produced in Russia is an important factor in maximizing our share of our target viewers on both CTC and Domashny. We develop original individual programs and long-running series, including dramas, sitcoms and game shows, with production companies located in Russia and Ukraine — sometimes in conjunction with a foreign studio or rights holder, which allows us to leverage existing formats of foreign programs for use in the Russian market. For example, we have entered into licensing and production agreements with Sony Pictures Television and A-Media Group, a prominent Russian production house, for a number of series that are produced exclusively for the CTC Network, including both original scripts and foreign adaptations.

Through these licensing and production arrangements, we obtain access to the formats of existing foreign series (including plotlines, scripts and characters), as well as expertise in translating such material into Russian and reworking it to maximize its appeal to Russian audiences. In conjunction with production houses such as A-Media Group, we are able to leverage existing production facilities and expertise to cost effectively produce targeted original programming based on such formats.

We believe that both original Russian material and Russian adaptations of successful western formats, for example sitcom plots and game shows, can be successful. The following are several of our most popular productions during the 2004, 2005 and 2006 seasons:

•	Born Not Pretty, a modern drama co-produced with Sony/A-Media, which consists of 200 episodes and is based on Betty la Fea, a popular Latin American series. Launched in September 2005 and airing through June 2006 at 8 p.m. weeknights on CTC, Born Not Pretty had an average audience share of 25.6% in 2005.

•	Lyuba, Kids and Factory, a sitcom co-produced with FremantleMedia, which consists of 100 episodes and is based on Grace Under Fire, a program aired on ABC in the United States. Launched in September 2005 and airing at 9 p.m. weeknights on CTC, this program had an average audience share of 11.8% in 2005.

•	My Fair Nanny, a sitcom co-produced with Sony/A-Media, which consists of 110 episodes and is based on The Nanny, a series originally aired on CBS in the United States. Initially launched in September 2004 on CTC and currently broadcast in reruns at 7 p.m., this show had an audience share of 16.2% in 2005.

•	Poor Nastya, our first series co-produced with Sony/A-Media, which consists of 127 episodes. Launched in October 2003, this nineteenth century period drama was aired on CTC through the first half of 2004, which during its first run had an average audience share of 18.3% in 2004.

•	Who’s the Boss, a sitcom co-produced with Sony/A-Media, which consists of 100 episodes and is based on the American series of that name. Launched in early 2006, this had an audience share of 13.2% for the month of January.

In 2005, our 8 p.m. Russian weekday series on CTC captured 18.9% of 6-54 year-olds, representing an increase of 22.0% over the audience share in this group in the same time slot in 2004.

We have also entered into license agreements with Russian studios and distributors for the rights to broadcast recent Russian made-for-cinema films, including Company 9, the highest grossing Russian box-office hit of 2005. When possible, we try to structure our acquisitions of Russian films to secure favorable terms, for example, by agreeing to the sharing of rights to multiple runs with other channels, as we do with foreign movies.

International programming. We have developed important relationships with suppliers of programming in the United States, Western and Central Europe and Latin America. We translate and dub foreign programming into Russian using both our own translators and contract translators.

We have programming agreements with a number of major Hollywood studios, including Sony Pictures Television International, Walt Disney (Buena Vista International), Paramount, Universal, Warner Brothers and MGM. These contracts give us the right to broadcast a broad range of feature films, series, mini-series and animated programs. Our contracts with these studios typically provide for one or two broadcasts per program over a one- to three-year period. We license other international programming from independent producers in the United States, as well as with leading European distributors such as the BBC in the UK and EM-TV in Germany. Licensing agreements with Russian distributors, such as West-Video, Paradise and Central Partnership, have also become significant to us in recent years.

Our licensing agreements have brought to the CTC schedule international films such as American Pie, Armageddon, Harry Potter and the Sorcerer’s Stone, Pirates of the Caribbean, Spiderman, and other successful foreign feature films. Our library of licensed international TV-series includes such titles as Sex and the City, which is broadcast on Domashny, and Desperate Housewives, broadcast on CTC.

Cost-effective programming. We do not generally own our programming or maintain a program library of owned titles. Instead, we license a limited number of runs of each program from foreign or Russian producers and distributors. We carefully plan our acquisitions to ensure our access to the most desirable programming on the most favorable terms possible. A number of studios and distributors ‘‘pre-sell’’ licenses to foreign blockbuster films well in advance of release in Russia. Many studios and distributors also require licensees to license packages of films or shows — for example, bundling less popular titles with titles that are expected to be particularly successful. In addition, to date some distributors have agreed to arrangements pursuant to which two or more broadcasters in Russia may ‘‘share’’ the rights to multiple showings of certain movies or shows at different times, resulting in lower licensing costs for each broadcaster. For example, our agreement with Sony permits us to sublicense programming rights to certain channels in Russia. We have entered into such agreements with Channel One, pursuant to which we ‘‘share’’ with Channel One the rights to multiple runs of certain programming available under the agreement, primarily blockbuster movies. By sharing programming rights, the cost to us of these rights is substantially reduced.

Programming format and schedule. We follow a ‘‘daypart’’ format on both our networks and have designed our broadcast schedules in a manner similar to that of a U.S. television network. We research, map and analyze our audience flow and incorporate the results into our program acquisition and scheduling strategy. The result is a differentiated programming strategy according to which we seek to assign different kinds of programming to different parts of the day and days of the week based on viewer characteristics and preferences.

One of the goals of our programming strategy is to create ‘‘appointment viewing’’ by broadcasting programs with strong drawing power, promoting them, and scheduling them at consistent, easy-to-remember times. We believe that this strategy can create a habit among viewers over time that may generate consistently high audience levels. This ‘‘western’’-style format was entirely new to Russia (with the exception of the daily government news program) when we introduced it on CTC, and we believe it has now been adopted by many of our competitors. We seek to promote our ‘‘appointment viewing’’ strategy through on-air promotion, program guides published in newspapers, outdoor advertising appearing on billboards, metro stations and buses, and promotion and advertising on radio stations to inform viewers of the broadcast days and times for regularly scheduled and special television programming.

CTC Network. Our programming strategy for CTC focuses on entertainment and an optimal mix between Russian production and international programming of interest to our target viewers. We seek to schedule relatively expensive programming for broadcast during time slots with larger audience shares. We seek to adjust our weekend schedules appropriately to reflect our viewers’ schedules.

Domashny Network. Our programming strategy for Domashny also focuses on entertainment and an optimal mix between Russian and international programs, targeting women viewers. Because the Domashny Network was only launched in March 2005, we are still adjusting our programming to viewer preferences in order to select optimal formats and as a result the programming mix is subject to greater variation than that of the CTC Network. Approximately 23% of programming broadcast on the Domashny Network in a typical month in 2005 was original Russian programming developed specifically for Domashny, consisting primarily of talk shows, cooking programs and similarly formatted programs. Such shows are designed to appeal to the network’s target audience and are typically less expensive to produce than original drama series or sitcoms.

Seasonality. We seek to exploit seasonal fluctuations in overall television viewership, audience shares and television advertising sales to maximize our revenues and control our costs. Overall television viewership is lower during the summer months, when good weather results in a reduction in the number of viewers and average viewing times, and highest in the fourth quarter, when the weather is colder and vacations and holidays are less common.

Channel One and Rossiya broadcast a great deal of expensive and popular programming during the month of January, which increases their audience shares at the expense of their competitors, including CTC and Domashny. Seasonal fluctuations in consumer patterns also affect television advertising expenditures. We therefore seek to concentrate programming that we believe will achieve relatively higher audience shares in those periods when viewership is higher and advertising in greater demand, while taking into account the relative strength of our competitors’ programming in particular periods.

Audience share and ratings

Our advertising revenues are largely driven by our audience share (the percentage of all people watching television at a given time who are watching CTC or Domashny) and ratings (the percentage of the total population that is watching CTC or Domashny at a given time). See ‘‘—Industry Overview — Measuring television audiences in Russia.’’ Our audience shares and ratings, in turn, depend in large part upon the appeal of our programming, and vary depending on the day of the week, time of the day, nature of our competitors’ programming at any given time, shifting public tastes and interests, and the success of our promotional activities.

CTC Network. In 2005, the overall average audience share of CTC was 10.3%, a 5% increase over its 9.8% overall audience share in 2004, making CTC the fourth most-watched broadcaster in Russia. Prior to 2003, the top six television broadcasters in Russia could be classified in two groupings according to audience shares — with Channel One, Rossiya and NTV in the top tier, and CTC, REN-TV and TNT in the second tier. Since 2003 these broadcasters have fallen into three pairs by audience shares — with Channel One and Rossiya in the top tier, NTV and CTC in the middle tier, and REN-TV and TNT in the bottom tier. We believe that our improved positioning reflects our success in promoting the CTC network and in licensing and developing attractive programming, and represents a fundamental realignment of the top of the Russian broadcasting market. The table below presents a comparison of CTC’s average audience shares for 2001 through 2005 with those of its major competitors, and demonstrates this realignment since 2003:

Average Audience Shares of the
Major National Networks and Channels, 2000-2005

	2001	2002	2003	2004	2005
Channel One	27.9%	29.0%	25.6%	25.8%	23.0%
Rossiya	18.6	19.4	19.4	19.9	22.7
NTV	12.6	14.2	13.2	11.9	11.1
CTC	6.4	6.6	9.2	9.8	10.3
REN-TV	4.8	5.4	5.4	5.2	5.0
TNT	3.1	3.5	5.2	6.7	6.7

Source: TNS Gallup Media.

Within CTC’s principal target audience, the 6-54 year-old demographic group, CTC had an average audience share in 2005 of 12.9%, a 7.5% increase over its 12% audience share in this group in 2004. In CTC’s target audience it has the third-largest audience share in Russia, after Channel One and Rossiya and ahead of NTV.

CTC Audience Shares in Key Demographic Groups,
2001-2005

Age Range	2001	2002	2003	2004	2005
4/6+	6.4%	6.6%	9.2%	9.8%	10.3%
6-54	7.8	8.1	11.2	12.0	12.9
4/6-17	13.6	13.3	19.2	20.6	21.9
18-45	6.9	7.4	10.1	10.6	11.5

Source: TNS Gallup Media.

Domashny Network. The overall average audience share of Domashny in 2005 was 1.0%. Within Domashny’s principal target audience, 25-60 year-old women, Domashny had an average audience share of 1.3%. Domashny was launched in March 2005, and its annual audience share figures reflect zero audience share for the part of the year prior to launch.

Principal network television advertisers

In 2005, 278 advertisers purchased national advertising on CTC and/or Domashny. Of these, our 120 key clients generated approximately 93% of our advertising revenues. The top ten advertisers, in the aggregate, represented approximately 30% of our total national advertising revenues for the two networks together, and included many of the multinational companies that are the largest advertisers in the Russian national television advertising market (such as Procter & Gamble, L’Oreal and Unilever, which together accounted for 11.3% of our total revenues in 2005). We do not believe that we are dependent on any one or any small number of advertisers for a material portion of our revenues.

Top 10 Network Advertisers on
CTC and Domashny in 2005

Advertiser	% of Total Advertising Revenues
Procter & Gamble	4.7%
L’Oreal — Garnier	3.4
Unilever	3.2
Pepsico, Inc.	3.2
Wimm-Bill-Dann	3.1
Mars	2.9
Schwarzkopf & Henkel	2.8
Danone	2.1
Wrigley	2.0
Bee Line (Vimpelcom)	2.0
Total	29.6

We have experienced shifts in the types of advertisers placing national advertising over the past three years, which we believe reflects shifts in the broader market as new types of companies, such as mobile phone providers, have initiated or expanded their advertising on television. The table below presents a breakdown of CTC’s and Domashny’s national advertising revenues for 2005 by the type of company or product advertised, as classified by Video International. Certain categories of businesses, such as financial services and automobile companies, that typically purchase a substantial proportion of total television advertising in more developed markets do not currently place significant amounts of advertising on Russian television. These sectors together represented less than 3.5% of our network advertising revenues in 2005. By comparison, automobile advertising accounted for approximately 13% of television advertising revenues in the United Kingdom in 2003 (the latest year for which information is available), 10% in the United States and 8% in Germany; while financial services accounted for approximately 12% of television advertising revenues in the United Kingdom and 6% in the United States in 2003.

Percentage of National Television
Advertising Revenues by Type of Advertiser in 2005

Type of Advertiser	CTC	Domashny
Food products	24.9%	28.0%
Cosmetics and personal hygiene	19.0	29.0
Telecommunications	11.8	3.2
Beverages	9.7	5.5
Beer	6.3	0.1
Pharmaceuticals	6.2	6.6
Domestic electrical appliances	5.1	4.6
Household cleaning products	4.7	9.8
Services	2.0	0.6
Financial Services	1.0	0.1
Automobiles	1.4	0.6
Other	7.9	11.9

Marketing and promotion

Our marketing team promotes awareness of both CTC and Domashny among television viewers and advertisers, with an emphasis on the promotion of our prime-time lineups, new shows, special events and morning programming. Such efforts include producing on-air promotional television spots, placing commercials on national and regional radio stations, print advertisements and outdoor media. We have a small on-site studio and a state-of-the-art editing system for producing on-air promotional segments. We have pioneered the use in Russia of ‘‘western’’ television promotion techniques, such as the use of a contact management system, cold-calling and on-air promotions.

Our marketing team also assists our affiliates with their local marketing efforts, preparing high-quality, standardized regional marketing materials, including print advertisements, radio spots and promotional materials, which it sends to our affiliates for distribution in their regions. Our agreements with our affiliates contain provisions with respect to the marketing of network programming in the local area. In particular, when broadcasting CTC and Domashny programming, our affiliates are required to display the CTC or Domashny logo on screen. Affiliates must also ensure that the CTC and Domashny programming schedules are published in the local press and are required to advertise CTC and Domashny programming in their local markets.

Transmission

From our headquarters in Moscow, CTC and Domashny send their signals digitally via a dedicated fiber optic cable to a transmission center, from which they are transmitted to satellite uplinks and by satellite throughout the territory of Russia. Our broadcasts are time-shifted for four different time zones so that programs are aired at the appropriate local times in each of Russia’s far-flung population centers across 11 time zones, with a maximum of a one-hour time shift from our standard daily programming schedule in some areas. In order to reach areas across Russia, the signals are uplinked separately to two separate satellite systems launched in 2003 and 2004, respectively, both of which are owned by the Russian Satellite Communications Company, a state-owned company. For the CTC Network, we also have an agreement with a third back-up satellite facility owned by Gazcom, an affiliate of state-controlled Gazprom. In the event of the loss of service of any one of these satellite systems, the remaining systems will continue to deliver our signal to between 62% and 100% of our affiliates. We believe that the remaining useful life of the satellites we currently use is between 10 and 15 years.

Distribution

Our signals are broadcast by the owned-and-operated stations in our Television Station Groups, our independent affiliate stations and local cable operators, and unmanned repeater transmitters.

Television Station Groups. We own and operate stations in significant markets throughout Russia, in some cases together with local joint venture partners. These owned-and-operated stations comprise our CTC and our Domashny Television Station Groups. Our CTC Television Station Group includes 16 owned-and-operated stations that are currently broadcasting our signal and our Domashny Television Station Group includes four such stations. In addition, we have acquired two additional stations in 2005 and two additional stations in 2006 that continue to carry competing broadcasters; we anticipate that two of these will broadcast CTC and two will broadcast Domashny. Two additional companies that we have established are in the process of developing frequencies, obtaining licenses through public tenders and conducting other preparatory activities; we expect that these will join our CTC Television Station Group if and when they are able to begin broadcasting. In those cities in which we have an owned-and-operated station that is not yet broadcasting, the relevant network signal is being broadcast by an independent affiliate. Like our independent affiliates, our owned-and-operated stations broadcast programming received by satellite from the CTC Network or the Domashny Network, including national advertising. In addition, they earn revenues by selling local advertising, which is broadcast during designated windows.

We believe that our owned-and-operated stations are strategically positioned to capture Russia’s largest local markets and secure our position in key cities where audiences are measured. These stations serve as the backbone of our networks’ operations by ensuring that our program schedules, generally in their entirety, along with our national advertising and promotional announcements are telecast with the highest quality to the audiences in Russia’s principal television markets.

As we expand the number of owned-and-operated stations, we intend to focus on stations that broadcast on VHF frequencies, which are generally technically more efficient than UHF frequencies, and to make the necessary capital investments to ensure strong transmitting capacity, so as to maximize technical penetration. We also intend to invest in appropriate broadcasting equipment and other facilities to be competitive. In most cases, we expect to develop new frequencies and create entirely new stations. We also intend to purchase existing stations where the quality of the stations and the purchase price makes this option more attractive.

We are either the sole or majority shareholder of all but two of our owned-and-operated stations. Although historically we found it useful to enter into joint venture arrangements with local partners in establishing and/or acquiring our owned-and-operated stations, our general strategy now is typically to seek majority control of the stations we acquire or establish.

We have 100% interests in only seven of our owned-and-operated stations that are currently broadcasting; we have majority control of all but two of our remaining stations that are currently broadcasting. We believe that we have generally benefited from the participation and local knowledge of our joint venture partners, many of whom are well-connected and influential in their communities. For example, our relationships with many of our partners have facilitated our access to local advertisers. At the same time, there have been cases in which our joint venture relationships have limited our operational flexibility, either because the partner’s consent to a certain action was required by company law or because we chose to take account of our partners’ views on a matter, even if their formal legal approval was not required. For example, we have on one occasion abandoned a proposal for a local station to make an inter-company loan to its parent because of the objections of our local partner, and in another case have been required to negotiate financial arrangements with a minority shareholder in a station that we wished to switch from the CTC Network to the Domashny Network. Nevertheless, we believe that our relationships with our local partners are good and that on balance such partnerships are a significant asset to our operations.

We believe that our strong market position now makes it easier than was historically the case for us to seek a majority position in the case of acquisitions or newly formed companies, and we believe that a majority position maximizes our flexibility in implementing our business decisions. We therefore intend typically to seek majority control of new stations that we acquire or establish. At the same time, we believe that in many cases we will continue to benefit from participation by local partners on a minority basis.

The table below presents key information on each of the stations in our CTC Television Station Group:

CTC Television Station Group
Owned-and-Operated Stations

		Year Station Acquired or Founded by CTC Media		Audience Share
Station Name	Channel		Our Ownership	2004		2005
CTC-Moscow	UHF 27	1995	100%	8.6%		9.8%
CTC-St. Petersburg	VHF 6	1991	80	9.7		10.9
CTC-Balakovo(1)	UHF 26	2003	50		*		*
CTC-Barnaul	VHF 9	2006	51	13.0		12.4
CTC-Ekaterinburg	UHF 29	2003	51	9.4		9.5
CTC-Kazan(1)	VHF 6	1995	50	15.2		11.8
CTC-Nizhny Novgorod	VHF 3	2002	100	8.4		8.5
CTC-Omsk	VHF 10	1996	84	15.7		14.0
CTC-Perm	VHF 10	1995	85	9.2		10.3
CTC-Rostov-on-Don	VHF 7	2003	51	14.7		13.2
CTC-Samara	VHF 1	1996	51	9.0		8.0
CTC-Tver	VHF 8	2003	100		*		*
CTC-Ufa	VHF 6	2003	100		*		*
CTC-Vladivostok	VHF 8	1998	74	11.1		10.7
CTC-Volgograd	VHF 12	2002	100	7.9		11.8
CTC-Voronezh	VHF 10	2002	90	7.7		8.4

(1)	Not consolidated.

*	No local audience share data are available.

The four affiliated stations on which we launched Domashny were acquired in the autumn of 2004. As consideration for the four stations we paid approximately $49.1 million in cash, incurred $258,000 in direct transaction costs and assumed $6.7 million of debt that we repaid in 2004. The table below presents key information on each of the stations in our Domashny Television Station Group:

Domashny Television Station Group
Owned-and-Operated Stations

		Year Station Acquired or Founded by CTC Media		Audience Share
Station Name	Channel		Our Ownership	2005
Domashny−Moscow	UHF 31	2004	99.99%	2.0%
Domashny−St. Petersburg	UHF 36	2004	100	1.4
Domashny−Kazan	VHF 7	2004	52	2.2
Domashny−Perm	UHF 41	2004	100	0.7

Our largest owned-and-operated stations are those in Russia’s two largest cities, Moscow and St. Petersburg. We believe that these stations have been successful in capturing advertising market shares substantially greater than their audience shares, in part because the national channels, Channel One, Rossiya and NTV, which constitute three of our principal competitors, do not target local advertising. We believe that these cities are key advertising markets because their residents have substantially higher average incomes than residents in the rest of Russia.

We acquired our CTC-Moscow television station in July 1995 and our Domashny-Moscow station in September 2004 (and relaunched it as part of the Domashny Network in March 2005). The total local television advertising market in Moscow in 2005 was approximately $189 million (including VAT). CTC-Moscow’s advertising revenues in 2005 represented approximately 18.8% of the total local market, while Domashny-Moscow’s advertising revenues represented approximately 3.7% of the total local market (in each case grossed up to include VAT and commissions). In 2005, the average audience share of CTC-Moscow was 9.8% and its technical penetration was 88.5%. The average audience share of Domashny-Moscow in 2005 (from its launch in March) was 2.0% and its technical penetration was 84.1%.

In order to expand our technical penetration in Moscow by enhancing reception of our signal throughout the city, we made a substantial investment, working with Mostelecom, the local operator, to upgrade the master antenna systems located on each apartment building in the city to receive the UHF signal on which CTC-Moscow broadcasts. In total, about 2.9 million households, or approximately 85% of the Moscow population, have been upgraded, at a cost to us of approximately $7.3 million. Although Mostelecom currently carries both the CTC and Domashny signals on this system, we have no contractual engagement that requires them to do so.

In 1991, we formed the first privately owned television station in Russia, in St. Petersburg; we currently own 80% of this station, which broadcasts the CTC Network. In September 2004 we purchased a second St. Petersburg station to broadcast the Domashny Network; we own 100% of this station. The total local television advertising market in St. Petersburg in 2005 was approximately $62.5 million (including VAT). CTC-St. Petersburg’s advertising revenues in 2005 represented approximately 19.1% of the local market; Domashny-St. Petersburg’s advertising revenue during this period represented approximately 1.4% of the local market (in each case grossed up to include VAT and commissions). In 2005, the average audience share of CTC-St. Petersburg was 10.9% and its technical penetration was 92.8%. The average audience share of Domashny-St. Petersburg in 2005 (from its launch in March) was 1.4% and its technical penetration was 79.8%.

Independent affiliate stations. We have arrangements with independent affiliate stations, including local cable operators, that provide for them to receive and broadcast our networks’ programming and national advertising. The CTC Network currently has approximately 280 independent affiliates and the Domashny Network currently has approximately 100. Approximately 60% of CTC’s independent affiliates have signed written agreements with us that generally require them to broadcast the CTC signal for two- to five-year terms, although both parties typically have the right to terminate the agreement by written notice prior to the end of the term. Arrangements with the remainder of our independent affiliates are generally governed by letters of understanding. Approximately 30 of Domashny’s affiliates have signed written agreements with us.

We have no ownership interest in our independent affiliates. These independent affiliate benefit from the CTC and Domashny brands and content in selling their own local advertising, and provide us with a leveraged means of extending the coverage of our two networks.

CTC and Domashny grant each affiliate a non-exclusive right within its territory to broadcast the network signal, including all national advertising aired by the network. Affiliates are required to broadcast the network signal, except during four half-hour ‘‘local’’ time blocks per day and designated local advertising windows throughout each time slot during the day. The affiliates have the right to fill the four local time blocks with their own or licensed content, as well as with local advertising and announcements. Alternatively, the affiliates may continue to broadcast network programming during these periods. We encourage them to broadcast the network signal during the entire day (other than in local advertising windows) in order to ensure that the programming that is broadcast appeals to our target audiences. Our affiliates do not pay any fees to us for access to our network programming, but earn revenues from the sale of local advertising. We do not pay any fees to our affiliates.

We seek to ensure consistent quality across our networks in order to maximize the value of our brands. Our agreements with affiliates provide for nominal financial penalties in the event that a station fails to broadcast our national programming and advertising (other than during the designated local windows). We employ monitors and have instituted additional controls to ensure compliance by our affiliates with these requirements.

Broadcast licenses in Russia are typically issued for a period of five years. At CTC Network, of our over 300 affiliates as of March 1, 2006, 186, including all our owned-and-operated stations and unmanned repeater transmitters, consisted of local stations operating on the basis of broadcast licences. The remainder, which were primarily local cable networks, operated without broadcast licences. Of the 186 CTC affiliate stations, the licenses of approximately 21% had expired as of March 31, 2006 and are being extended or modified, an additional 15% expire before the end of 2006, 24% expire before the end of 2007 and 29% expire before the end of 2008. Of our 16 owned-and-operated stations that broadcast CTC, one is currently operating with an expired license, which we are in the process of renewing. The licenses of a further three of our CTC owned-and-operated stations expire before the end of 2006. At the Domashny Network, 36 of more than 100 affiliates, including all of our owned-and-operated stations and unmanned repeater transmitters, operated pursuant to broadcast licenses. The remainder, which were primarily local cable networks, operated without broadcast licenses. Of the 36, Domashny affiliate stations, the licenses of two have expired and are being renewed, and the licenses of a further 10 expire before the end of 2006, including in respect of our owned-and-operated Domashny station in St. Petersburg. We believe that expired licenses have not yet been renewed primarily due to delays in processing renewal applications by the issuing authorities and expect that these affiliates will be able to renew their broadcasting licenses in due course, but can provide no assurance that they will be successful in doing so. Some of the local cable operators that broadcast our networks may not possess all required licenses.

Unmanned repeater transmitters. In certain smaller markets where establishing a station is not currently economical, we have installed unmanned repeater transmitters. These transmitters are installed on local transmission towers and receive the signal of our networks by satellite for broadcast locally without the need for local personnel or partners or a substantial investment in facilities. We currently have 17 operating repeaters broadcasting the CTC Network and two repeaters broadcasting the Domashny Network. We anticipate that we will, over time, install additional repeaters and convert some repeaters to owned-and-operated stations, making use of the license initially obtained for the repeater to expand operations in that locality.

Competition

The Russian television business is highly competitive. We compete with other broadcasters and other forms of media for advertising spending, and we compete with other broadcasters for audience share, programming rights, affiliate stations and broadcast frequencies (in particular, stronger VHF frequencies in key markets). In particular, as competition for advertising expenditures increases, we anticipate a comparable increase in competition among broadcasters for the rights to the most popular Russian and foreign programs.

In addition, the television broadcasting industry is continuously faced with technological change and innovation. Commercial free-to-air television broadcasting in Russia may face future competition from interactive video and data services, information and data services delivered by commercial television stations, cable television, direct broadcast satellites, multi-point distribution systems and other video delivery systems.

For sales of advertising, we compete primarily on the basis of both the actual and anticipated sizes of our audiences for specific time slots, as well as the demographic characteristics of our viewers. Competition for television audiences is based principally on the selection of programming, the acceptance of which is dependent on the viewing public, which is often difficult to predict. Both CTC and Domashny compete with broadcasters that have significantly higher audience shares and coverage than they do.

Television broadcasters

On a national level, CTC competes directly with the other larger national networks and channels, Channel One (ORT), Rossiya (RTR), NTV, REN-TV and TNT. Though Domashny does not currently have direct competitors that focus exclusively on its target audience, it competes for advertising sales generally with the other thematic channels and smaller networks such as DTV, MTV, TV-3 and TVC and also competes with the national broadcast networks and channels for viewers within its target demographic group. In local television markets, we also compete with a multitude of stations. We compete to a more limited extent with pay television services, which are currently relatively undeveloped in Russia.

We believe that our network model will allow us to continue to compete effectively in the Russian television market. Our network structure, in contrast to a channel structure, allows us to use independent affiliates to increase our broadcast coverage without incurring additional transmission costs. In addition, our owned-and-operated stations allow us to capture a portion of the local advertising market that some of our national competitors have not captured using their channel strategy. Moreover, we believe that, as the Russian television advertising market continues to mature, our strategy of targeting 6-54 year-old viewers for CTC and of focusing on the targeted audience of Domashny will increase our shares of the television advertising market relative to our audience shares.

The table below provides certain key statistics about CTC and its major television competitors:

	Technical penetration(1)	Principal target audience (age)(2)	Ownership	Average audience share(3)
				2004	2005
Channel One	99.4%	All 18+	51% state	25.8%	23.0%
Rossiya	99.1	All 18+	100% state	19.9	22.7
NTV	91.2	18-45	50+% Gazprom Media(4)	11.9	11.1
CTC	84.9	6-54	100% private	9.8	10.3
TNT	77.3	18-45	50+% Gazprom Media(4)	6.7	6.7
REN-TV	72.8	18-54	100% private(5)	5.2	5.0

(1)	TNS Gallup Media, 2005.

(2)	CTC Media estimates.

(3)	TNS Gallup Media.

(4)	Gazprom Media is an indirect subsidiary of Gazprom, the state-controlled natural gas and oil company.

(5)	REN-TV is owned 35% by Severstal, 35% by Surgutneftegaz and 30% by RTL Group. RTL Group is a subsidiary of Bertelsmann AG.

The table below provides certain key statistics about Domashny and its major television competitors:

	Technical penetration(1)	Principal target audience (age)(2)	Ownership	Average audience share(3)
				2004	2005(6)
TVC	64.6%	18-54	97% City of Moscow	2.6%	2.5%
TV-3	49.3	6-54	Majority private	1.9	1.9
DTV	40.3	6-54	100% private(4)	1.3	1.5
Domashny	47.1	25-60 (women)	100% private	N/A	1.0
MTV	50.3	11-34	100% private(5)	1.3	1.0

(1)	TNS Gallup Media, Establishment Survey, September — October 2005

(2)	CTC Media estimates

(3)	TNS Gallup Media

(4)	DTV is wholly owned by MTG Broadcasting AB. See "Risk Factors—One of our principal stockholders owns a controlling interest in a competing Russian television network, and its interests may conflict with ours."

(5)	MTV is wholly owned by Viacom International

(6)	For Domashny, audience share for the year is calculated on the basis of the full year; the Domashny Network only began broadcasting on March 6, 2005.

Principal competitors

To date, CTC’s primary competitors have been networks and channels owned by the state. as well as the private broadcaster NTV. With large direct and indirect government subsidies, the state broadcasters have been able to air recent ‘‘blockbuster’’ movies and hit series, bidding up the price on high-quality programming. They have also maintained their dominance through significant outlays on news and local production.

Channel One — Public Russian Television (ORT). Channel One, the formerly 100% state-owned national television station Ostankino, was reorganized in 1995 and since that time has been 49% privately owned. Channel One’s schedule includes Vremya (Time), the highest-rated and longest-running news program in Russia; Russian-made series; foreign-produced programming, including blockbuster movies; game shows; and major sporting events, such as major soccer and ice hockey games. Channel One is particularly well positioned in the Russian national television broadcasting market due to its historical position as the ‘‘First Channel’’ in Russia and its broadcast coverage, which is the greatest of all Russian television broadcasters. As a result of its broadcast coverage and channel model, however, we believe that Channel One’s transmission expenditures are substantially greater than ours.

Rossiya — Russian Television and Radio (RTR). Rossiya, the state-owned television channel, is the second largest television broadcaster in Russia in terms of audience share. Following the partial privatization of Channel One, Rossiya is the sole remaining 100% state-owned channel in Russia. Rossiya remains a primary source of government-sponsored news and information programs. Rossiya’s programming schedule includes the channel’s trademark program Vesti (News); political programs; a variety of Russian-produced series and made-for-television films; talk and game shows; documentaries; some foreign-produced programming, including blockbuster movies; and major sports programming. The channel was also one of the first Russian broadcasters to attempt its own large-scale television film production. We believe that, as with Channel One, Rossiya’s transmission expenditures are substantially greater than ours because of its channel model and the extent of its broadcast coverage.

NTV. NTV’s programming consists of information and entertainment programming, with a major emphasis on news and movies. From its broadcasting launch in 1994, NTV rapidly gained audience share and in both 1999 and 2000 achieved the second largest average national audience share, surpassing Rossiya. Thereafter, highly publicized financial and political difficulties resulted in abrupt changes in NTV’s ownership and management, with a controlling interest in NTV being transferred in Spring 2001 to Gazprom Media, NTV’s principal creditor and part of the state-controlled Gazprom natural gas and oil company. Shortly after these ownership and management changes, NTV’s programming changed as the rights to several of its popular Russian series and shows were bought by a competing network. Over the same period, NTV’s average audience share declined from 17.9% in 2000 to 12.6% in 2001, with audience shares of 13.2% in 2003, 11.9% in 2004 and 11.1% in 2005. Because of the different audience focus and programming strategies of NTV and CTC, we do not believe that the CTC Network benefited directly from the decline in NTV’s audience share in this period. Nevertheless, we believe that we benefited from the change in market dynamics caused by this re-alignment, in that these events assisted CTC in consolidating its market position and increasing its profile among viewers and advertisers. We believe that the CTC Network now operates in close competition with NTV — behind Channel One and Rossiya, but ahead of other competitors in terms of audience share.

Additional competitors

Over the past decade, a number of new, smaller networks or thematic channels targeting specific audiences have been established. We have identified the following as other key competitors of CTC and/or Domashny:

Name	Year of Launch	Programming Format	Technical penetration	Average Audience Share in 2005
REN-TV	1996	News and analytical programs, documentaries, entertainment and music programs, sports news and major sporting events, popular foreign series and Hollywood movies Produces a large proportion of its own programming	72.8%	5.0%
TNT	1998	Domestically produced programming, including entertainment, talk shows, documentaries and educational programs, news programs and children’s programming Produces a large proportion of its own programming	77.3	6.7
TVC	1997	Moscow political and social themes, news and analytical programs, movies and Russian and foreign drama series	64.6	2.5
TV-3	1998	Foreign programming, primarily movies	49.3	1.9
DTV(1)	2002	Mix of entertainment programming	40.3	1.5

(1)	See ‘‘Risk Factors — One of our principal stockholders owns a controlling interest in a competing Russian television network, and its interests may conflict with ours.’’

Intellectual Property

We rely heavily upon the rights we obtain through license agreements with programming providers and through contracts with production houses for our ability to broadcast content.

We have registered trademarks for the ‘‘CTC’’ name and logo in the Russian Federation. We have applied in the Russian Federation for trademarks for the ‘‘CTC Media’’ and ‘‘Domashny’’ names and logos.

Employees

The following table sets forth the number of our employees as of December 31, 2005, and a breakdown by function.

	Corporate	Networks	Television Station Groups	Total
Technical	—	35	101	136
Programming	—	58	67	125
Production	—	22	148	170
Sales	—	49	183	232
Marketing	—	30	27	57
Distribution	—	11	7	18
Repeaters Group	—	—	7	7
Administration	31	86	259	345
Total employees	31	291	768	1,090

Following our decision to engage Video International to act as our advertising sales house in respect of local advertising for our owned-and-operated stations, we committed to a restructuring plan in 2005. Under this plan, we have eliminated approximately 170 sales and support positions at owned-and-operated stations and approximately 30 sales and support positions at the CTC Network through February 2006.

Facilities

We own a building in Moscow with office and production space of approximately 3,100 square meters. We also lease approximately 3,400 square meters of office and operations space in Moscow under leases that expire on December 31, 2008. The fiber optic cable that transmits our network signals to the satellite transmission center originates at our leased facilities. Some of our owned-and-operated stations own real estate, none of which represents a material portion of our consolidated assets. See ‘‘Risk Factors — We may have difficulty purchasing or leasing adequate space in Moscow as needed, which could adversely affect our operations.’’

Legal Proceedings

We are not currently party to any legal proceedings, the outcome of which could have a material adverse effect on our financial results or operations.

REGULATION OF THE RUSSIAN BROADCASTING INDUSTRY

The businesses of CTC Media and our affiliated television stations in Russia are extensively regulated. The principal laws governing broadcasting are the Mass Media Law, the Communications Law and the federal law dated July 18, 1995 No. 108-FZ ‘‘On Advertising’’ (the ‘‘Advertising Law’’). We are also subject to presidential and governmental decrees and to regulations issued by the Federal Service for Supervision over the Observance of the Legislation in the Area of Mass Communication and Protection of Cultural Heritage (referred to as the Federal Mass Communications Service), the Federal Agency on Press and Mass Communication (referred to as the Agency on Press), which are the agencies of the Ministry of Culture and Mass Communications; the Federal Service for the Supervision in the Area of Communications (referred to as the Federal Communications Supervision Service), the Federal Agency for Communications, which are the agencies of the Ministry of Information Technologies and Communications (referred to as the Ministry of Communications); and other federal regulatory authorities. CTC Media is not subject to any local regulations that have a material effect on its business.

Applicable Laws

Mass Media Law

The Mass Media Law regulates:

•	the distribution of television and radio programming;

•	the registration and certification of mass media;

•	the grant of television and radio broadcast licenses; and

•	the relationship between the mass media and the government, individuals, private organizations and companies.

The Mass Media Law contains few restrictions on the content of broadcast programming other than time restrictions on the broadcast of erotic programming. It specifically guarantees the freedom of mass media communications and prohibits censorship.

In August of 2001, amendments to the Mass Media Law that restricted foreign involvement in Russian television businesses in a number of ways that are relevant to our business were adopted. Foreign legal entities and Russian companies in which the foreign legal entities own more than 50% may not establish, own or acquire more than 50% of a Russian legal entity that:

•	is a ‘‘founder of a television or a video program,’’ which has been interpreted to include the production or broadcast distribution of television programming, or

•	broadcasts its television signal to more than half of the regions of the Russian Federation or to regions in which more than half of the Russian population resides.

Unlike other Russian legislation regarding foreign control in certain industries, the amendments to the Mass Media Law do not contain ‘‘look-through’’ provisions with respect to the ultimate beneficial ownership of Russian companies engaged in television operations in Russia. When the above-mentioned amendments were adopted in August 2001, these foreign ownership restrictions applied retroactively, and all Russian television companies with existing foreign ownership were required to restructure their operations by August 6, 2002.

The CTC Network, the Domashny Network and each of our owned-and-operated stations broadcast television programming to the public via local affiliates or directly, and the CTC Network, the Domashny Network and each of our owned-and-operated stations are therefore subject to the Mass Media Law’s restrictions on foreign involvement. Based on the legal opinion of our special Russian legal counsel, Squire, Sanders & Dempsey (Moscow) LLC, we believe that, since CTC Media does not broadcast or distribute television programming in the Russian Federation, the ownership structure of CTC Media itself does not fall under the Mass Media Law's definition of a founder of a television or video program, and CTC Media itself does not violate the foreign involvement restrictions of the Mass Media Law.

In response to the adoption of these amendments to the Mass Media Law, we implemented a restructuring plan pursuant to which we created a holding company structure and reduced CTC Media’s direct ownership in the CTC Network and each of our owned-and-operated stations below 50%. CTC Media’s direct ownership of the Domashny Network, which was acquired subsequent to the adoption of these amendments, is also below 50%. The transfers of the CTC Network and our owned-and-operated stations, other than with respect to our Moscow station that broadcasts CTC, was completed by the August 6, 2002 deadline. The change in the ownership structure for our Moscow station that broadcasts CTC was completed in December 2002.

CTC Media is a Delaware corporation. It is the direct and indirect ultimate parent company of 37 Russian companies that directly or indirectly hold the assets of the CTC and Domashny Networks and Television Station Groups. Below is a simplified organizational chart showing the principal companies in our group:

We believe that the manner in which we own and control the CTC Network, the Domashny Network and our owned-and-operated stations complies with the requirements of the Mass Media Law. See ‘‘Risk Factors — Restrictions on foreign involvement in the television business in Russia may materially adversely affect us.’’

Communications Law

The Communications Law regulates:

•	the licensing of communications activities;

•	the registration and certification of broadcast equipment;

•	the allocation and use of radio frequencies; and

•	the protection of consumers/users of communications activities.

The Communications Law was extensively amended as of January 1, 2004, and many of the regulations needed to implement its provisions are not yet in place. See ‘‘Risk Factors — The loss of licenses or the inability to renew existing licenses held by our affiliates could result in the loss of audience share and a decline in advertising revenues.’’

Current Advertising Law

The Advertising Law governs the amount, placement and, in some cases, content, of broadcast advertising. Currently, only 20% of daily broadcasting time may be allocated to advertising; within that overall limit there is no restriction on the amount of advertising in any given hour. In calculating advertising time, the duration of running line advertisements that ‘‘crawl’’ across the bottom of the screen are included. Advertisements may not be broadcast during:

•	children’s programs;

•	educational programs;

•	religious programs;

•	feature films (unless the consent of the copyright holder is received);

•	certain live broadcasts of activities of state bodies; and

•	programs that are less than 15 minutes in duration.

The following additional limitations are imposed on advertising:

•	programs that are longer than 15 minutes in duration and feature films may not be interrupted by advertisements more frequently than every 15 minutes or as many times as would be equal to the number of 15-minute periods incorporated in the duration of such programs or feature films;

•	advertisements relating to a single product or company may not be broadcast more than twice for a total duration of more than two minutes during each one-hour period of a program.

Television advertising of alcoholic beverages, other than beer, and tobacco products is prohibited. Television advertising of beer is allowed from 10 p.m. till 7 a.m. only and is subject to other restrictions.

The Mass Media Law, the Communications Law and the Advertising Law all provide for extensive penalties for violations, including criminal liability.

Recently Adopted Amendments to the Advertising Law

Recently adopted legislation will limit the amount of advertising to 15% of daily broadcasting time, and no more than 20% in any hour, from July 1, 2006 through 2007. From 2008, the new law will limit advertising to no more than 15% per hour of broadcasting time. The new law will also limit each advertising slot to no more than four minutes, apply to ‘‘banner’’ advertising that scrolls across the screen, and impose numerous other restrictions on advertising, such as specific regulations regarding advertising for alcohol, beer, tobacco, gambling, pharmaceuticals and financial services. It will also prohibit advertising on days of official public mourning. See ‘‘Risk Factors — Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could materially adversely affect our results of operations.’’

Regulatory Bodies and Regulations

CTC, Domashny and our affiliated television stations are subject to regulation by a number of Russian ministries and federal agencies and services. The Federal Mass Communications Service is the principal regulator of mass media, including television, and is responsible for registering mass media, issuing television broadcast licenses and ensuring compliance with the use, distribution and content requirements for mass media. The Federal Communications Supervision Service is responsible for the issuance of permissions for the operation of transmitters for the broadcast of television signals. The Federal Agency for Communications is responsible for allocating frequencies for radio and television broadcasting on the basis of a decision of the State Commission on Radio Frequencies.

Over the course of 2004 and 2005, the structure of the Russian government was extensively reorganized and various ministries and agencies were consolidated into a smaller number of ‘‘super-ministries’’. Specifically, the previous Ministry of Press and the Ministry of Communications have been consolidated with other ministries and other agencies. This governmental restructuring continues to affect our business in a number of ways, and has resulted in delays in the issuance of licenses and the extension of existing licenses.

Licenses and Registrations Required for Television Broadcasting

In order to commence television broadcasting in the Russian Federation, a television broadcaster must obtain a broadcast license from the Federal Mass Communications Service and must register with it the nature of the television programming to be broadcast. The broadcaster must also either obtain a license for telecommunications services (a "telecommunications license") from the Federal Communications Supervision Service or conclude an agreement to lease or otherwise use a transmitter with an entity that already holds such a license. In addition, broadcasters must have technical permissions under the Communications Law in order to operate their broadcast transmitters. In order to receive those permissions, the transmitters must be certified as compliant with Russian technical standards, which govern such areas as non-interference, health and safety and environmental impact. The provider of television programming must also register that programming with the Federal Mass Communications Service. The fees payable for broadcast and telecommunications licenses and registrations are negligible. These licenses and registrations are described more fully below.

Television broadcasting licenses. The Federal Mass Communications Service issues licenses for television broadcasting in any given area in the Russian Federation. If the city for which the license is sought has a population of more than 200,000 or is a capital city of one of the Russian regions, the license is issued on the basis of a public tender conducted by the Federal Tender Commission for Television and Radio Broadcasting and awarded to the applicant presenting the ‘‘best broadcast concept,’’ as determined by the Federal Tender Commission. The Federal Mass Communications Service issues licenses for periods ranging from three to five years, but typically five years. There is no express renewal procedure for licenses issued based on the results of the tender, but as a matter of practice the Federal Mass Communications Service has typically renewed broadcast licenses provided that the terms of the license have not been violated.

Broadcast licenses of each of our affiliate television stations and unmanned repeater transmitters contain various restrictions and obligations. For example, many of these licenses require that at least 50% of the programming shown constitute ‘‘Russian content.’’ Our affiliates may not have always been in compliance with this requirement. If the terms of a license are not fulfilled, or if a television broadcast station violates Russian legislation or regulations, the license may be suspended or terminated. Decisions of the public authorities on suspension or revocation of a license may be appealed in court.

The CTC signal is transmitted via satellite to our affiliated television stations and to our unmanned repeaters. We believe that CTC Media itself does not engage in broadcast or communications activities within the meaning of the Mass Media Law or the Communications Law and is not therefore required to hold a broadcast license or a telecommunications license.

Telecommunications licenses. In addition to registration certificates and licenses issued by the Federal Mass Communications Service, companies that intend to broadcast through their own telecommunications equipment are also required to obtain a license from the Federal Communications Supervision Service to provide telecommunications services. Alternatively, a television broadcaster may conclude an agreement to lease or otherwise use a transmitter with an entity that holds a telecommunications license. Such licenses have in the past typically been issued automatically to the holder of a broadcast license for the duration of the broadcast license (i.e., typically five years). Each of our affiliated television stations either has a current telecommunications license or has entered into an agreement with a licensed operator.

A broadcast license or a telecommunications license may be suspended or revoked by the relevant public authorities for a number of reasons specified in the governing law and regulations. These include revocation of a broadcasting license:

•	if it was fraudulently obtained;

•	if a fact of a concealed assignment has been established;

•	for systematic violations of signal quality parameters defined in the license;

•	for failure to broadcast for three or more months during the term of the license;

•	for repeated failure within a one-year period to comply with the conditions of the license, or other applicable laws and regulations of the Russian Federation following receipt of an official written warning; and

•	for systematic dissemination of television programs in violation of applicable copyright legislation.

We understand that the relevant authorities monitor compliance with the terms of licenses on a periodic basis.

Prohibitions on transfers of licenses. Although the Mass Media Law states that television broadcasting licenses may be transferred with the consent of the public authority that issued the license and subject to re-issuance of the license, other laws and regulations prohibit the transfer of television and radio broadcasting and telecommunications licenses. These laws and regulations have been interpreted to prohibit the assignment or pledge of a license to any third party other than the licence holder's legal successor, including a pledge to provide collateral for obligations of the licensee or a third party. Any change in the name or legal form of the licensee requires the re-issuance of a license. Change of control of the licensee does not constitute an event requiring the re-issuance of a license.

Registration of television programming as a mass media. The Mass Media Law requires that a provider or ‘‘founder’’ of television programming to be provided to the public should register the programming as a mass media with the Federal Mass Communications Service. Upon registration, the Federal Mass Communications Service issues a registration certificate, which is valid for an unlimited term and, upon issuance of the certificate, the television broadcaster or provider of television programming obtains the status of a ‘‘founder’’ of a registered mass media and may lawfully distribute the registered television programming. A Russian court may invalidate the registration certificate if the registration certificate was fraudulently obtained, if no programming has been distributed for more than one year, if the charter of the mass media has not been approved within three months from the date of the broadcast or due to a multi-registration of the same mass media.

The activities of a mass media may be terminated by a Russian court due to repeated violations of the provisions of the Mass Media Law regarding the prohibition of the misuse of the freedom of mass information within a 12-month period, following a warning from the registration authority or if the distributor fails to comply with a court decision on suspension of the activity. The activities of a mass media may also be terminated in accordance with the Federal Law "On counteracting extremist activity."

The Mass Media Law prohibits the ‘‘misuse of the freedom of mass information,’’ which is defined as using mass media to (a) commit criminal acts, (b) divulge state secrets, (c) conduct extremist activities, (d) promote pornography or violent or cruel cults, (e) convey subliminal messages affecting the subconscious or damaging to health, or (f) provide information on the methods, means, contents, preparation, use and places of sale of narcotic or psychotropic drugs or their precursors (subject to certain exceptions), or promote the use thereof.

Because CTC provides television programming to affiliated stations that they ultimately distribute to the public, it is required to register with the Federal Mass Communications Service as a ‘‘founder’’ of mass media programming. CTC and each of our owned-and-operated stations hold registration certificates that are valid for an unlimited term. Such certificates authorize CTC and our owned-and-operated stations to broadcast children’s, music, sports, documentary and entertainment programs in the Russian and in some cases other languages.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages and positions as of the date of this prospectus are set forth below.

Name	Age	Title
Hans-Holger Albrecht(1)(3)	42	Co-Chairman of the Board of Directors
Peter Aven(1)(3)	51	Co-Chairman of the Board of Directors
Alexander Rodnyansky	44	Chief Executive Officer
Nilesh Lakhani	46	Chief Financial Officer
Vladimir Hanumyan	48	Chief Operating Officer
Leigh Sprague	36	Corporate Counsel, Company Secretary
Sergey Petrov	34	General Director — CTC and Domashny Television Station Groups
Vagan Abgaryan	35	Director
Tamjid Basunia(2)	60	Director
Maria (Mia) Brunell	40	Director
Charles Burdick(1)(2)	54	Director
Michael Calvey(4)	38	Director
Peter Gerwe(4)	47	Director
Kaj Gradevik	34	Director
John T. Healy(4)	66	Director
Elena Ivashentseva(4)	39	Director
Werner Klatten(2)(3)	61	Director
Oleg Sysuev	53	Director
Myron A. Wick III(4)	62	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Nominating and Corporate Governance Committee

(4)	Immediately prior to the closing of this offering, this director will resign from our board of directors.

Hans-Holger Albrecht.    Mr. Albrecht has been a member of the board of directors since July 2002 and was appointed Co-Chairman in December 2003. He is president and CEO of Modern Times Group MTG AB, a publicly listed television and media group based in Sweden. An affiliate of MTG is one of our principal stockholders. He joined MTG in 1997 and has served as its president and CEO since August 2000. Prior to joining MTG, Mr. Albrecht worked for Daimler-Benz and for the CLT media group in Luxembourg, where he had responsibility for SuperRTL and CLT’s Digital-TV project, as well as for all television activities and development in Germany and Eastern Europe. Mr. Albrecht also serves as a director of Nordic Betting Ltd, an online gambling company registered in Malta, and EM.TV, a German listed company.

Peter Aven.    Mr. Aven has been a member of the board of directors since July 2002 and was appointed Co-Chairman in December 2003. He is president of Alfa Bank, one of Russia’s largest commercial banks, where he is responsible for overall strategy and for relations with business and government leaders. An affiliate of Alfa Bank is one of our principal stockholders. Prior to joining Alfa Bank in 1994, Mr. Aven was Minister of Foreign Economic Relations for the Russian Federation (1991 to 1992). He had previously worked at the International Institute for Applied Systems Analysis in Austria. Mr. Aven is an internationally recognized economist and the author of works on econometrics and Russian agricultural reform. He holds a Ph.D. in Econometrics from Moscow State University. Mr. Aven is chairman of the board of directors of Golden Telecom, Inc., a telecommunications company based in Russia. He is also a trustee of the board of the Russian Economics School and serves on the board of the Bolshoi Theater in Moscow.

Alexander Rodnyansky.    Mr. Rodnyansky has been with CTC since 2002 and was appointed Chief Executive Officer in February 2004 and has served as the General Director of the CTC Network since June 2002 and General Director of the Domashny Network since May 2005. Prior to joining our company, Mr. Rodnyansky served as the General Director of 1+1 from 1996 through May 2002. Previously, he was an independent documentary and movie producer in Russia and Ukraine for a number of years. Mr. Rodnyansky has received numerous international movie awards, and was the co-producer of films nominated for Academy Awards in 1996 and 1999. He has served as the president of the Ukrainian TV Academy, the Secretary of the Board of the Ukrainian Union of Moviemakers, a member of the Russian Academy of Movie Arts and of the Russian TV Academy, and an Associate Member of the International Council of the National TV Academy (USA).

Nilesh Lakhani.    Mr. Lakhani was appointed our Chief Financial Officer in November 2004. Mr. Lakhani has over 20 years of experience in corporate finance and held key executive and senior management positions with U.S. media and financial services companies. Prior to joining our company, Mr. Lakhani was vice president of global operations at Electronic Arts from 2003 to 2004. He previously served as Chief Financial Officer of Pogo.com, a leading online entertainment company, from 1999 to 2003. Before devoting his attention to the media and entertainment industry, Mr. Lakhani served as senior vice president with Transamerica Corporation, a large public financial services company from 1991 to 1997. Mr. Lakhani also worked with GE Capital’s corporate finance group from 1984 to 1991 where he was responsible for structuring and financing mergers and acquisitions. Mr. Lakhani holds a B.A. in Economics from the University of Manchester, England and an M.B.A in Finance from the University of San Francisco, where he received the Scholastic Excellence Award for highest academic achievement.

Vladimir Hanumyan.    Mr. Hanumyan has been with CTC since 1996 and was appointed our Chief Operating Officer in June 2004. He also serves as the First Deputy General Director of both the CTC Network and the Domashny Network. Previously, he served as the General Director of the CTC Television Station Group and as General Director of the Domashny Television Station Group. Mr. Hanumyan started his career at our company at CTC-Moscow as Sales Director. Prior to joining our company, he was managing editor of a major daily evening newspaper in Tbilisi, Georgia. Mr. Hanumyan graduated from Tbilisi State University and is a member of the Russian Television Academy.

Leigh Sprague.    Mr. Sprague was appointed our Corporate Counsel in August 2005 and Company Secretary since December 2005. Prior to joining our company, Mr. Sprague practiced law in Moscow as an attorney with LeBoeuf, Lamb, Greene and MacRae, with a practice focused on public and private securities offerings in the U.S. and cross-border merger and acquisition, joint venture and private equity transactions. Prior to relocating to Moscow in 2001, Mr. Sprague practiced law at Coudert Brothers in New York. Mr. Sprague holds a Bachelors of Arts degree in international affairs from the University of Wisconsin Madison and a J.D. from Columbia University in New York, where he was a Kent Scholar and a Stone Scholar.

Sergey Petrov.    Mr. Petrov joined our company in 1998 and was appointed General Director of the CTC and Domashny Television Station Groups in March 2006. He previously held a number of positions within the company including Director of the CTC Sales Department from 2000 until March 2006 and Director of CTC Distribution from 1999 through 2000.

Vagan Abgaryan. Mr. Abgaryan is expected to join our board of directors immediately prior to the closing of this offering. Since 1995, Mr. Abgaryan has worked for Alfa Bank, where he has held various positions responsible for managing merger and acquisition transactions, as well as supervising long-term investments for Alfa. He currently serves as the head of Alfa’s asset management department and holds the title of senior vice president. Prior to joining Alfa Bank, Mr. Abgaryan worked as an auditor with Ernst & Young CIS’ Moscow office from 1993 to 1995. Mr. Abgaryan graduated from the Moscow State Academy of Management as a fellow of the International Economic Relations faculty.

Tamjid Basunia.    Mr. Basunia is expected to join our board of directors immediately prior to the closing of this offering. Mr. Basunia was a partner at PricewaterhouseCoopers L.L.P. for more than twenty years until his retirement in December 2005, working in London, Eastern Europe, the Middle East and, for eleven years, the Russian Federation. Mr. Basunia has worked in audit and business advisory roles for banks and other financial institutions, assisting on a variety of issues such as strategy, profitability reviews, risk management and human resource policies. His role at PricewaterhouseCoopers included serving as chairman of the supervisory board for Eastern European operations and as chairman of the audit committee for more than ten years. Mr. Basunia was also chairman of the regulatory group established by the principal international accounting firms in the Russian Federation. Mr. Basunia is a fellow of the Institute of Chartered Accountants in England and Wales.

Maria (Mia) Brunell.    Ms. Brunell has been a member of the board of directors since February 2006. She has served as chief financial officer of MTG since 2001. From 1992 to 2001 she served in a number of financial management and controlling positions with MTG. Prior to joining MTG, Ms. Brunell worked as a controller at Consensus AB, a finance house providing securities brokerage, insurance brokerage and financial advisory services. Ms. Brunell studied business and economics at the University of Stockholm.

Charles Burdick.    Mr. Burdick is expected to join our board of directors immediately prior to the closing of this offering. Mr. Burdick has an extensive background in telecommunications and media, with over 25 years experience in the industry. Until July 2005, he was Chief Executive Officer of HIT Entertainment Plc, a publicly listed provider of pre-school children’s entertainment. From 1996 to 2004, he worked for Telewest Communications, the second largest cable television company in the United Kingdom, serving as Chief Financial Officer and Chief Executive Officer. In these roles he oversaw the financial and operational restructuring of Telewest and was responsible for leading and financing the acquisitions of a number of cable companies. Mr. Burdick has also held a series of financial positions with TimeWarner, US WEST and MediaOne, specializing in corporate finance, mergers and acquisitions, and international treasury. Mr. Burdick currently serves as a non-executive director and audit chairman of Singer and Friedlander, a UK merchant bank, owned by the Kaupthing Group, and as a non-executive director of Bally’s Corporation. Mr. Burdick holds a M.B.A. from University of California, Los Angeles and a B.A. in Economics from the University of California, Santa Barbara.

Michael Calvey. Mr. Calvey has been a member of our board of directors since 2002 and will resign from our board of directors immediately prior to the closing of this offering. Mr. Calvey is the founder and co-managing partner of Baring Vostok Capital Partners (BVCP) in Moscow, and a director of Baring Private Equity International, a global private equity firm headquartered in London. Mr. Calvey has been living and working full-time in Moscow since 1994 as the co-head of the investment team managing the First NIS Regional Fund (NIS Fund) and the Baring Vostok Private Equity Fund. Mr. Calvey is currently the chairman of the board of three portfolio companies. Prior to Baring Vostok, Mr. Calvey worked at the European Bank for Reconstruction and Development (EBRD), where he was responsible for several of the Bank's investments in the oil and gas sector in Russia. Prior to the EBRD, he worked at Salomon Brothers Inc in New York on the Oil & Gas team on a variety of corporate finance and mergers and acquisitions assignments.

Peter Gerwe. Mr. Gerwe is our founder and has been a member of our board of directors since CTC Media was incorporated in 1989. He will resign from our board of directors immediately prior to the closing of this offering. Mr. Gerwe served as our Chief Executive Officer from 1989 to 1997. Mr. Gerwe is an investor in, and actively involved in the management of, several other private media companies in Russia, including, the company that publishes the Russian edition of ‘‘Hello!’’ magazine, IMHO internet advertising agency and Novosti Print, a Russian printing facility.

Kaj Gradevik. Mr. Gradevik has been a member of the board of directors since July 2002. He joined Modern Times Group MTG AB, an affiliate of one of our principal stockholders, in May 2001 as a business development manager and is currently its director of business development, mainly responsible for mergers and acquisitions as well as international expansion in the television broadcasting sector having, inter alia, managed the execution of MTG’s investments in CTC Media, TV Prima (Czech Republic) and Nordic Betting Ltd. Prior to joining MTG, he was an investment manager at Spray Ventures, a Swedish venture capital firm focusing on the IT sector. From 1998 to 2000, Mr. Gradevik worked as an investment banker at Merrill Lynch in London, specializing in mergers and acquisitions. He also previously worked as a diplomat for the Swedish Ministry of Foreign Affairs.

John T. Healy. Mr. Healy has been a member of our board of directors since 1996 and will resign from our board of directors immediately prior to the closing of this offering. He has also provided management consulting services to our company. Mr. Healy is a principal of The H.A.M. Media Group,

LLC, a media investment company based in New York City, which he co-founded in 1997. From 1970 to 1997, Mr. Healy held several significant positions at Capital Cities/ABC, where he was responsible for building that company into a leading international producer and distributor of television programming. In addition, Mr. Healy oversaw ABC's global media investments including operations in Germany, Brazil, France, and Spain. He also was responsible for creating children's programming services in both China and India. Mr. Healy was also instrumental in the creation and success of ABC's cable ventures. As co-founder of cable networks Arts & Entertainment, Lifetime and ESPN, he was a member of their boards of directors from their inception. Mr. Healy is currently a director of the International Council of the National Academy of Television Arts and Sciences and a director of iVillage, a NASDAQ-listed internet portal company.

Elena Ivashentseva. Ms. Ivashentseva has been a member of our board of directors since 1998 and is a partner at Baring Vostok Capital Partners. Ms. Ivashentseva will resign from our board immediately prior to the closing of this offering. Ms. Ivashentseva joined Baring Vostok in March 1999. She is a board member of several of its portfolio companies. From 1994 to 1998, Ms. Ivashentseva was a director with EPIC Russia (formerly Sector Capital) and was involved in the investing and monitoring of the Sector Capital Fund. Ms. Ivashentseva holds an M.Sc. in Finance and Accounting from the London School of Economics (LSE), a postgraduate diploma in Finance and Accounting from the LSE and a diploma with honors in Economics from Novosibirsk University.

Werner Klatten.  Mr. Klatten is expected to join our board of directors prior to the closing of this offering. Mr. Klatten has extensive experience in the media industry and is currently chairman of the management board of EM.TV AG, a German publicly traded media and marketing company focused on sports and entertainment. Early in his career, Mr. Klatten joined Martin Brinkmann AG in 1977 as senior legal advisor. In 1984, he was appointed to the board of Martin Brinkmann, where he was responsible for marketing and one year later became chairman of that board. In 1988, Mr. Klatten moved to become chief executive officer of the television channel Sat. 1. In 1994, he moved to the Spiegel-Verlag as management executive in charge of markets and revenue, ultimately also assuming management of Spiegel TV, and in September 2000 he became the chairman of the board of SpiegelNet AG. Mr. Klatten studied jurisprudence and began his career practicing law in Hamburg, Germany.

Oleg Sysuev. Mr. Sysuev has been a member of the board of directors since October 2003. He is first deputy chairman of the board of directors of Alfa Bank, where he is responsible for the bank’s regional branch network and banking in the regions. An affiliate of Alfa Bank is one of our principal stockholders. Prior to joining Alfa Bank in 1999, Mr. Sysuev held senior posts in the Russian Federation government. Under President Yeltsin, Mr. Sysuev was First Deputy Head of the Presidential Administration (1998-99), Vice-Premier of the Federal Government and Minister of Labor and Social Development (1997-98). He previously served as Mayor of Samara (1992-97) and he also represented Russia in the Council of the European Congress of Local and Regional Government. In addition to his role at Alfa Bank, Mr. Sysuev is president of the Board of Congress of Municipalities of Russia (since April 2000), a member of the Presidential Council for Local Government, and deputy chairman of the Presidential Committee for Literature and the Arts. He has published numerous articles on the structures of post-Soviet Russia.

Myron A. Wick III. Mr. Wick is a co-founder of CTC Media (formerly known as StoryFirst Communications, Inc.), became a member of the board of directors in 1989 and served as chairman of the board from 1993 through 2003. He will resign from the board immediately prior to the closing of this offering. Since 1988, Mr. Wick has been a Managing Director of McGettigan, Wick & Co., Inc., an investment banking firm that provides financial advice to small public and private companies. Concurrently, he has been a Principal of Proactive Partners, L.P., a merchant banking fund investing in and providing financial services to ‘‘micro cap’’ public companies. Mr. Wick currently serves as a director of Modtech, Inc., Citizens Communications Company, MicroIslet, and is Chairman of the Hoffman Institute and The Tanager Foundation.

Board of Directors

Following this offering, our board of directors will consist of nine members. The board will be divided into three classes, the members of each of which will serve for staggered three-year terms. Messrs. Abgaryan

Gradevik and Klatten will serve in the class of directors whose term will expire at our 2007 annual meeting; Ms. Brunell, Messrs. Sysuev and Basunia will serve in the class of directors whose term will expire at our 2008 annual meeting; and Messrs. Albrecht, Aven and Burdick will serve in the class of directors whose term will expire at our 2009 annual meeting. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders. See ‘‘Relationships and Transactions with Related Parties — Stockholders’ Agreement,’’ for a description of certain voting agreements among our stockholders relating to the appointment of our directors.

Each executive officer is appointed by, and serves at the discretion of, the board of directors. There are no family relationships among any of the directors or officers of CTC Media.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

Our audit committee is composed of Messrs. Basunia, Burdick and Klatten. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent registered public accounting firm qualifications and independence;

•	the internal audit function; and

•	the performance of our independent auditors.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. In addition, the audit committee must approve any related-party transaction entered into by our company.

Compensation Committee

Our compensation committee is composed of Messrs. Albrecht, Aven and Burdick. The compensation committee reviews and makes recommendations to the board of directors regarding the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Albrecht, Aven and Klatten. Our nominating and corporate governance committee’s responsibilities include recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board’s committees and developing and recommending to the board of directors corporate governance principles and guidelines.

Compensation of Directors

Following the closing of this Offering, directors will receive $75,000 annually for their service as directors. Our co-chairmen and directors who serve on board committees will receive an additional $25,000 annually. All directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

John T. Healy, Peter Gerwe and Myron A. Wick III, each of whom served as a director until the closing of this offering, were granted stock options in 2003. We also had consulting agreements with affiliates of Messrs, Gerwe and Healy. Please refer to the section ‘‘Relationships and Transactions with Related Parties — Arrangements with directors and officers’’ for a description of these consulting agreements and stock option grants. We have also reimbursed travel expenses of Messrs. Healy, Gerwe and Wick incurred in connection with their services to us.

Compensation Committee Interlocks and Insider Participation

Our board of directors did not have a compensation committee in 2005, and decisions regarding compensation of our senior management were made by the board as whole.

None of our executive officers serves or during the last fiscal year served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our board or compensation committee at the time of the closing of this offering was an employee of CTC Media during the past fiscal year or is currently an employee. Mr. Gerwe served as our Chief Executive Officer from 1989 to 1997. For information regarding transactions with companies affiliated with our directors, please see ‘‘Relationships and Transactions with Related Parties."

Executive Compensation

The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2005 for our Chief Executive Officer and each of our four most highly compensated other executive officers who were serving as executive officers on December 31, 2005 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2005. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options/ Stock Appreciation Rights(#)	All Other Compensation(2)
Alexander Rodnyansky Chief Executive Officer	$375,000	$200,000	$28,231	9,326,400	$ —
Nilesh Lakhani Chief Financial Officer	300,000	150,000	33,163	376,604	17,200
Vladimir Hanumyan Chief Operating Officer	200,000	53,859	36,001	376,604	46,141
Leigh Sprague(3) Corporate Counsel, Company Secretary	76,086	22,500	—	—	6,550
Sergey Petrov General Director, CTC and Domashny Television Station Groups	120,000	66,100	24,026	—	19,400

(1)	Represents company car and driver-related expenses.

(2)	Represents retirement benefits paid to Messrs. Lakhani and Sprague and mandatory payments under Russian law to Messrs. Hanumyan and Petrov for accrued vacation.

(3)	Mr. Sprague was appointed Corporate Counsel in August 2005 and Company Secretary in December 2005.

Stock Options

The following table sets forth each grant of stock options during the fiscal year ended December 31, 2005 to each of our named executive officers.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Last Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					0%	5%	10%
Alexander Rodnyansky	—	—	—	—	$—	$—	$—
Nilesh Lakhani	—	—	—	—	—	—	—
Vladimir Hanumyan	376,604	100%	$3.98	April 28, 2015
Leigh Sprague	—	—	—	—	—	—	—
Sergey Petrov	—	—	—	—	—	—	—

(1)	The potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $ , (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option and (3) subtracting from that result the aggregate option exercise price. The 0%, 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option and stock appreciation right exercises and fiscal year-end option values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options and stock appreciation rights, as well as the value of unexercisable in-the-money options and stock appreciation rights, as of December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, we have calculated the value of the unexercised in-the-money options and stock appreciation rights at fiscal year end on the basis of an assumed fair market value of our common stock as of December 31, 2005 equal to an assumed initial public offering of $ , less the aggregate exercise price. None of our named executive officers exercised any stock options during 2005. In connection with this offering, Alexander Rodnyansky will exercise his stock appreciation right to purchase 3,108,800 shares of common stock, which shares will be sold in this offering. In addition, Nilesh Lakhani and Vladimir Hanumyan will exercise options to purchase 188,300 and 141,224 shares of common stock respectively, which shares will be sold in this offering.

Fiscal Year-End Option and Stock Appreciation Right Values

Name	Number of Securities Underlying Unexercised Options and Stock Appreciation Rights at December 31, 2005		Value of Unexercised In-The-Money Options and Stock Appreciation Rights at December 31, 2005
	Exercisable	Unexercisable	Exercisable		Unexercisable
Alexander Rodnyansky	4,094,400	568,800	$		$
	4,094,400	568,800
Nilesh Lakhani	125,536	251,068
Vladimir Hanumyan	117,684	258,920
Leigh Sprague	—	—		—		—
Sergey Petrov	—	—		—		—

CEO stock appreciation rights

We began negotiations with Alexander Rodnyansky in early 2002 regarding joining the CTC Network as its General Director. In connection with these negotiations, we agreed with Mr. Rodnyansky that he would receive a stock appreciation right with respect to 10% of the capital stock of CTC Network, subject to the achievement of certain performance objectives. At that time, the CTC Network was owned 75% by us and 25% by an affiliate of Alfa Bank. The two levels of exercise price applicable to the stock appreciation right were determined as a result of negotiations between members of our board of directors and Mr. Rodnyansky. Given that our board was not attempting to fix the exercise price at a valuation that was necessarily equal to the fair value of the CTC Network at the time the agreement on the terms of the stock appreciation right was reached, our board of directors did not engage an independent valuation firm to do a contemporaneous valuation of the CTC Network.

At around the same time as we agreed the terms of Mr. Rodnyansky’s stock appreciation right, we began negotiations with Alfa regarding a transaction in which Alfa would contribute its 25% interest in the CTC Network in exchange for shares in CTC Media. Concurrently, our stockholders commenced negotiations on a major share restructuring. See ‘‘Relationships and Transactions with Related Parties — Transactions with Alfa — Issuances of Shares to Alfa’’ and ‘‘Relationships and Transactions with Related Parties — Restructuring of CTC Media’s capital stock.’’ In light of these negotiations, finalizing Mr. Rodnyansky’s share appreciation right was delayed.

After completion of the Alfa transaction and the share restructuring in August 2003, we agreed with Mr. Rodnyansky that, in light of the fact that the CTC Network had become a wholly owned subsidiary of CTC Media, it would be more appropriate for Mr. Rodnyansky’s stock appreciation right to relate to shares in CTC Media. We further agreed to use the exchange ratio between the shares of CTC Media and CTC Network that was used in the Alfa transaction to determine the number of shares in CTC Media that would be the subject of the stock appreciation right. The aggregate exercise prices applicable to the stock appreciation right as it related to the CTC Network were then divided by the number of shares in CTC Media subject to the stock appreciation right to determine the exercise prices per CTC Media share for the stock appreciation right. The definitive documentation relating to stock appreciation right was signed in September 2003.

The stock appreciation right is in respect of a total of 9,326,400 shares of our common stock. The exercise price applicable to 50% of those shares subject to the stock appreciation right is $1.19 per share and the exercise price for the remaining shares is $1.79 per share. We can elect to satisfy any exercise of the stock appreciation right through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price.

The stock appreciation right vests quarterly over the three-year period that commenced on June 30, 2003. The stock appreciation right was also subject to the achievement of specified performance criteria, all of which have now been achieved. The stock appreciation right will be fully vested on May 31, 2006.

If we terminate Mr. Rodnyansky without cause or if he suffers a disability or dies, he (or his estate) has 210 days following such event to exercise the stock appreciation right as to any vested shares. If Mr. Rodnyansky’s employment agreement terminates for any other reason, he has 30 days following such termination to exercise his stock appreciation right as to any vested shares. Mr. Rodnyansky’s stock appreciation right expires on September 15, 2013.

As of March 1, 2006, Mr. Rodnyansky’s stock appreciation right was exercisable to purchase 8,188,800 shares of our common stock at a weighted average exercise price of $1.49 per share. In connection with this offering, Mr. Rodnyansky will exercise his stock appreciation right with respect to 3,108,800 shares of common stock with an exercise price of $1.19 per share. We will settle the exercise through the issuance of the same number of shares to him, which shares will be sold in this offering.

For a discussion of how we determined the fair value of Mr. Rodnyansky’s stock appreciation right at September 2003 and the corresponding stock-based compensation expense, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies, Estimates and Assumptions — Stock-based compensation expense’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Consolidated Results of Operations for 2003, 2004 and 2005 — Selling, general and administrative expense.’’

Employment Agreements

We have entered into employment agreements with each of our named executive officers. These agreements include the following terms:

Alexander Rodnyansky. Mr. Rodnyansky serves as our Chief Executive Officer and as General Director of CTC and General Director of Domashny. We are negotiating a new employment agreement with Mr. Rodnyansky. As of January 1, 2006, his base annual salary was increased to $500,000 and he is now eligible for an annual bonus of up to $300,000. The amount of, and criteria for achieving, annual bonuses are to be determined by the board of directors.

In connection with Mr. Rodnyansky’s stock appreciation right described above, he has agreed not to compete with us in Russia for a period of two years following the termination of his employment with us.

Nilesh Lakhani. Mr. Lakhani serves as our Chief Financial Officer. Pursuant to his employment agreement with CTC Media, he is entitled to an annual base salary of $300,000 and an annual bonus of up to $150,000. The amount of, and criteria for achieving, annual bonuses are to be determined by the board of directors.

If we were to terminate Mr. Lakhani without cause we would be required to provide him six months’ notice and pay him a severance payment of 12 months of his base salary. If Mr. Lakhani elects to terminate his employment with us because we either (i) materially reduce his compensation, (ii) require him to report to someone other than our CEO, (iii) materially reduce his responsibilities or authority or (iv) direct him to take any action which violates applicable law in any material respect or would cause our financial statements to fail to be in compliance with GAAP in any material respect, Mr. Lakhani would be entitled to a severance payment of 12 months of his base salary. Mr. Lakhani is required to provide us six months’ notice before terminating his employment. Mr. Lakhani has agreed not to compete with us for a one-year period after his employment with us ends and not to solicit or induce any of our employees to terminate his employment with us for a period of two years after his employment with us ends.

Vladimir Hanumyan. Mr. Hanumyan serves as our Chief Operating Officer and as First Deputy Director of the CTC and Domashny Networks. We are currently negotiating a new employment agreement with Mr. Hanumyan. As of January 1, 2006, his annual base salary was increased to $300,000 and he is now eligible for an annual bonus of up to $150,000. The amount of, and criteria for achieving, annual bonuses are to be determined by the board of directors.

Leigh Sprague. Mr. Sprague serves as our Corporate Counsel and Company Secretary. Pursuant to his employment agreement with CTC Media, he is currently entitled to an annual base salary of $210,000 and an annual bonus of up to $60,000.

If we terminate Mr. Sprague without cause prior to the expiration of his employment agreement, we are required to provide him six months’ notice. Mr. Sprague has agreed to provide us six months’ notice should he elect to terminate his employment with us. Mr. Sprague has also agreed not to compete with us for a one-year period after his employment with us ends and not to solicit or induce any of our employees to terminate his employment with us for a period of two years after his employment with us ends.

Employee Benefit Plans

1992 Stock Option Plan

We adopted and our stockholders approved our 1992 Stock Option Plan (the ‘‘1992 Plan’’) in October 1992 providing for the granting of options to purchase a maximum of 5,189,600 shares of our common stock to employees, consultants and members of the board of directors. The 1992 Plan expired in October 2002. As a result, no further grants can be made under this plan but the vesting and effectiveness of options previously granted are unaffected by the expiration of the 1992 Plan. As of March 1, 2006, there were options to purchase 13,600 shares outstanding under the 1992 Plan at an exercise price of $0.70 per share. In addition, as of such date, options to purchase 3,908,800 shares of our common stock at a weighted average exercise price of $0.35 per share had been exercised. All options granted under the 1992 Plan were granted at the estimated fair market value of the shares at date of grant as determined by the board of directors.

1997 Stock Option/Stock Issuance Plan

Our 1997 Stock Option/Stock Issuance Plan (the ‘‘1997 Plan’’) was approved by the board of directors and our stockholders in February 1997. The 1997 Plan provides for the issuance of a maximum of 3,460,000 shares of our common stock to employees, consultants and members of the board of directors pursuant to two separate equity programs: the option grant program, under which eligible participants may be granted options to purchase shares of our common stock; and the stock issuance program, under which eligible participants may be issued shares of our common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to us. In either program, the exercise or purchase price was historically fixed by the board of directors and, in the future, will be fixed by our compensation committee

Under the option grant program, the option exercise price per share may not be less than 85% of the fair market value per share of our common stock on the option grant date for nonqualified options or 100% of fair market value for incentive stock options. If the person to whom the option is granted is a holder of 10% or more of our common stock, then the exercise price per share shall not be less than 110% of fair market value per share of common stock on the option grant date.

Under the stock issuance program, the purchase price per share may not be less than 85% of the fair market value per share of common stock on the issue date. If the person purchasing the common stock is a holder of 10% or more of our common stock, then the purchase price per share shall not be less than 110% of fair market value per share of common stock on the issue date.

The maximum term of an option granted under the 1997 Plan may not exceed ten years. Options generally become exercisable over a five-year period. The 1997 Plan expires at midnight on May 14, 2007. After its expiration, no further grants can be made under the 1997 Plan but the vesting and effectiveness of options previously granted will remain unaffected.

As of March 1, 2006, there were outstanding options to purchase 1,495,608 shares of common stock at a weighted average exercise price of $2.37 per share granted under the 1997 Plan’s option grant program and an aggregate of 56,000 shares had been issued under the 1997 Plan’s stock issuance program. As of March 1, 2006, options to purchase 588,000 shares of common stock have been exercised under the 1997 Plan at a weighted average exercise price of $0.71 per share. To date, the exercise price of all options granted have been at or above the estimated fair market value of the shares at the grant date, as determined by the board of directors.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. It provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

The following is a description of the transactions that we have engaged in since January 1, 2003 with our directors, executive officers, holders of more than 5% of our capital stock, and their respective affiliates. In each case, we determined the transaction prices in negotiation with the counterparty. We believe that in each case the transactions were upon terms no less favorable to us than those that we could have obtained in arms’ length dealings with third parties.

Transactions with Alfa

We have entered into various transactions and are party to various agreements with Alfa Bank, a Russian bank, and certain of its affiliates, which we refer to collectively below as ‘‘Alfa.’’ Alfa is one of our principal stockholders. Peter Aven, Co-Chairman of our board of directors, is the president of Alfa Bank. Oleg Sysuev, a member of our board of directors, is first deputy chairman of Alfa Bank. Vagan Abgaryan, a senior vice president of Alfa Bank, will join our board of directors immediately prior to the closing of this offering. To our knowledge, neither Mr. Aven nor Mr. Sysuev received any fees or other remuneration from us or Alfa in connection with any of the transactions described below.

Loans from Alfa to CTC

From time to time, Alfa lends money to us. In July 2005, our principal subsidiary, CTC, entered into two loan facilities with Alfa Bank. Those loans comprised a $30 million line of credit and a term loan with a maximum principal amount of $55 million. As of April 11, 2006, the outstanding principal amount of the line of credit was $22 million, which carried interest at a weighted average annual rate of 10.19%. This principal amount is due in June 2006 and the line of credit expires on July 29, 2007. The term loan had an outstanding principal of $18 million as of April 11, 2006. The term loan bears interest at an annual rate of 14% and matures on July 22, 2007. Prior to the maturity date of the term loan, we can borrow an additional $4 million under the terms of that loan. CTC Media has guaranteed the obligations of CTC under both loans. The guarantee of the line of credit is secured by a pledge of 19% of its shares in CTC and the term loan is secured by a pledge of 30% of its shares in CTC.

In September 2004, CTC borrowed $24 million from Alfa under a $40 million term loan to finance our acquisition of the four television stations we purchased to launch the Domashny Network. Interest on the credit line was payable at a weighted average interest rate of approximately 14% per year. CTC Media guaranteed the term loan and that guarantee was secured by a pledge of 30% of CTC Media’s shares in CTC. We repaid the loan in full in July 2005 when we drew down under the 2005 Alfa loan facilities discussed above.

Alfa has opened three unsecured letters of credit in favor of Sony Pictures Television International to guarantee obligations of CTC under licensing agreements with Sony Pictures Television International. The first letter of credit was opened in April 2004 in an amount of $5.8 million, the second letter of credit was opened in December 2004 in an amount of $6.1 million and the third letter of credit was opened in December 2005 in the amount of $7.1 million. Alfa Bank’s commissions and fees in respect of these letters of credit totaled approximately $198,000 in 2004 and $244,000 in 2005.

In 1999, CTC Media sold 25% plus two shares of the share capital of CTC to Alfa. In August 2003, CTC Media repurchased this interest in CTC from Alfa. This repurchase is described below. As a 25% shareholder of CTC, Alfa funded its pro rata share of CTC’s cash needs by extending loans to CTC at interest rates ranging from 10% to 15% per annum. From 1999 to August 2003, the maximum amount of the outstanding principal of these loans was $10.8 million (including capitalized interest). We paid interest to Alfa of $899,000 in 2003. All the Alfa loans that were outstanding as of August 2003 were assigned to CTC Media in connection with its repurchase of Alfa’s 25% interest in CTC, as described below.

Issuance of shares to Alfa

In December 2002, we reached an agreement in principle with Alfa on a transaction in which Alfa would contribute its interest in CTC in exchange for shares in CTC Media following the restructuring of CTC Media’s capital stock (as described below). In August 2003, immediately following the restructuring of our capital stock, CTC Media issued to Alfa shares equal to 23.47% of its outstanding capital stock. In exchange for the issuance of these shares, Alfa:

•	transferred to CTC Media all of its shares in CTC, which equaled 25% of the outstanding shares of CTC plus two shares, making CTC a wholly owned subsidiary of CTC Media;

•	assigned to CTC Media $10.4 million in indebtedness (including accrued interest) outstanding from CTC to Alfa; and

•	paid to CTC Media $5.2 million in cash.

The relative value of the CTC Media shares and the CTC shares was determined primarily on the basis of a valuation of CTC Media and CTC prepared by Deutsche Bank in September 2002. Although the issuance of shares to Alfa did not require the consent of our stockholders under Delaware law or our certificate of incorporation, as then in effect, we sought and received approval for this transaction from our stockholders.

Advisory services provided by Alfa

We have entered into a series of letter agreements with Alfa under which Alfa provides advisory services to us when we engage in tenders for new broadcasting licenses or negotiate to acquire all of or an interest in a new owned-and-operated station. These advisory fees generally range from $100,000 to $300,000 per city. Under these agreements, we paid a total of $1.4 million in 2003 in connection with our successful tender for four new television broadcast licenses and with our acquisition of interests in three owned-and-operated station; $0 in 2004, and $350,000 in 2005 in connection with our acquisition of interests in two owned-and-operated stations.

License of programming from Alfa affiliate

Since 2003, we have licensed Russian-produced television programming from time to time from Gamma Film, an affiliate of Alfa. Gamma Film acquired a library of 540 hours of Russian series previously owned by Media-Most, including some of the most popular Russian series filmed for NTV. In 2003 and 2004 we licensed $1.5 million and $1.3 million, respectively, in programming from Gamma Film. We have received a pre-payment of $500,000 from Gamma Film for programming that will be sold to Gamma Film in 2006.

Commercial banking

Alfa Bank serves as the principal commercial bank for CTC, our Television Station Groups and several of our owned-and-operated stations, including CTC-Moscow and CTC-St. Petersburg. For these services, we believe that we pay Alfa banking fees at market rates. We paid fees to Alfa of $43,000, $62,000 and $163,000 for banking services in 2003, 2004 and 2005, respectively.

Advertising revenues

Our networks received advertising revenues from Alfa Bank of $247,000 in 2005.

Transactions with MTG

Non-competition

MTG, one of our principal stockholders, owns DTV, a Russian television network with which we compete. In connection with a stockholders’ agreement to be executed prior to the closing of this offering (discussed below), MTG is expected to agree that, following the closing of this offering and for so long as MTG (together with its affiliates, the ‘‘MTG Group’’) beneficially owns shares of our common stock that provide it with 20% or more of the voting power of the issued and outstanding capital stock of our company:

No member of the MTG Group (other than DTV or its affiliates) will engage in the business of free-to-air television in Russia. DTV will be permitted to continue to engage in such business in Russia subject to the following limitations:

•	DTV will not be permitted to establish or acquire directly or indirectly any television station in Russia or sign an affiliate agreement with any television station in Russia, in each case, other than stations that will broadcast the DTV network signal, and then only if MTG has first complied with the right of first negotiation procedures described below;

•	DTV will not be permitted to tender for any television broadcasting frequency in Russia other than a frequency that will be used to broadcast the DTV network signal, and then only if MTG has first complied with the right of first negotiation procedures described below; and

•	DTV will not be permitted to enter into any substantial programming acquisition agreement with a major U.S. studio granting DTV the right to broadcast in Russia without MTG having first complied with the right of first negotiation procedures described below.

No member of the MTG Group may:

•	establish or acquire directly or indirectly any free-to-air television network or station in the any of the countries of the Former Soviet Union other than Russia, Estonia, Latvia and Lithuania or sign an affiliate agreement with any such television station;

•	tender for any television broadcasting frequency in such countries; or

•	enter into any substantial programming acquisition agreement with a major U.S. studio granting a member of the MTG Group the right to broadcast in all or any portion of such countries;

in each case, without MTG having first complied with the right of first negotiation procedures described below.

The right of first negotiation procedures will be as follows:

If DTV or MTG wishes to complete a relevant transaction, MTG will first be required to provide our board of directors with prior written notice, setting forth the material commercial terms of the proposed transaction. Our board of directors, acting by a simple majority of the disinterested directors, will be required, within 15 business days, to provide MTG with notice of whether we intend to pursue such transaction. If our board of directors decides not to pursue such transaction or fails to provide notice to MTG within the specified time period, DTV or MTG (as the case may be) will be free to complete such transaction on commercial terms not materially better than those set forth in the notice to our board of directors. If our board of directors notifies MTG that it wishes to pursue such transaction, all members of the MTG Group must immediately cease all discussions and negotiations in connection with such transaction, except that if we fail to complete the transaction within 180 days, MTG may complete the transaction within one year of the date of the original notice on any terms.

If a transaction in Russia is presented by MTG to our board of directors, and we complete such transaction in a Russian city where:

•	we directly or indirectly own a 50% or greater interest in stations in that city that broadcast for each of the networks we then operate, we must offer to sell our interest in a station of our choice in that city to DTV (subject to any of our obligations to comply with pre-existing right of first offer provisions). The consideration for such interest will be agreed in good faith negotiations between MTG and us but in any event will not exceed the consideration paid by us in completing the triggering transaction; or

•	we do not directly or indirectly own a 50% or greater interest in stations that broadcast for each of the networks we then operate but do have either a station or independent affiliate for each of such networks, then we must, upon closing such transaction, terminate our affiliate agreement with an independent affiliate in that city of our choice and use our reasonable best efforts (which does not include the payment of any consideration) to cause such independent affiliate to become an independent affiliate of DTV.

If a dispute arises in connection with these non-competition provisions, MTG is expected to agree with us that the dispute will first be submitted to the chief executive officers of MTG and CTC Media to resolve. If after two meetings of the chief executive officers, the matter has not been resolved, the matter may then be submitted to arbitration. Until the dispute is resolved or 60 days following delivery of a dispute notice, whichever is earlier, MTG will be required to cease all discussions and negotiations on the transaction that is the subject of the dispute. We will only be permitted to trigger these dispute resolution procedures if a majority of the members of our audit committee has determined that there is a reasonable basis to believe that MTG is in breach of the non-competition agreement.

Shared Value

We have previously engaged the company Shared Value Limited to provide investor relations and corporate public relations services. Our engagement of Shared Value Limited was terminated in 2005. The beneficial owners of a company that owns a significant stake in Shared Value also have interests in companies that own significant stakes in Modern Times Group MTG AB, an affiliate of one of our principal stockholders. Mr. Albrecht, our Co-Chairman, is president and CEO of Modern Times Group MTG AB and Ms. Brunell, a member of our board of directors, is its chief financial officer. The fees amounted to $118,000 in 2004 and $52,000 in 2005.

Restructuring of CTC Media’s capital stock

On August 18, 2003, CTC Media reorganized its capital structure. Prior to the recapitalization, CTC Media had 10 separate series and classes of shares outstanding, each of which had different rights and preferences. Following the recapitalization, in which most of the preferred stockholders converted their shares into common stock, CTC Media had only three classes of stock outstanding, common stock and two classes of preferred stock. The recapitalization was approved by CTC Media’s stockholders.

As a result of the recapitalization, the percentage ownership of certain of CTC Media’s principal stockholders, determined on the basis of the outstanding capital stock immediately following the recapitalization (and prior to the issuance of shares to Alfa described above), increased as follows:

•	the percentage ownership interest of MTG Broadcasting AB increased by 0.2%. Messrs. Albrecht and Gradevik and Ms. Brunell, members of our board of directors, are employees of affiliates of MTG Broadcasting AB;

•	the percentage ownership interest of Baring Vostok increased by 2.3%. Michael Calvey and Elena Ivashentseva, who served as members of our board of directors until the closing of this offering, are partners of Baring Vostok Capital Partners, an advisor to Baring Vostok; and

•	the percentage ownership interest of The U.S. Russia Investment Fund, at that time a 5% stockholder of CTC Media, increased by 0.4%.

Immediately before the closing of this offering, the two classes of preferred stock outstanding following the recapitalization will automatically be converted into common stock.

Repurchase of CTC Media’s own shares

In early 2005, Mr. Gerwe, our founder, and Mr. Wick, a founding shareholder, both of whom currently serve on our board of directors but will resign immediately prior to the closing of this offering, acting on behalf of themselves and several of our smaller shareholders, held negotiations with a group of institutional investors regarding the purchase of a portion of our shares held by them. Prior to completing the sale to the institutional investors, Messrs. Gerwe and Wick informed our board of directors of the pending sale. Based on the proposed terms of the sale to the institutional investors, our board of directors approved a repurchase by CTC Media of these shares at the same valuation as was contemplated in that sale. As a result, on July 29, 2005, CTC Media repurchased from these stockholders shares equivalent to an aggregate of 13,283,200 shares of common stock on an as-converted-to-common-stock basis (including 1,447,200 shares purchased upon the exercise of options at a weighted average exercise price of $1.15 per share) at a price of $4.19 per share. Of these shares, an aggregate of 2,041,600 were repurchased from Mr. Wick and his affiliated parties and International Media Ventures, an affiliate of Peter Gerwe.

Stockholders’ Agreement

Prior to the closing of this offering, we will have entered into a stockholders’ agreement with our major stockholders, MTG Broadcasting AB (‘‘MTG’’), Alfa Capital Holdings (Cyprus) Ltd (‘‘Alfa’’),

Cavendish Nominees Limited and Sector Investment Holding Company Limited that will become effective upon the completion of this offering. The principal terms of this agreement are expected to be as follows:

Board composition. Our board will have nine members, three of whom will be designated by MTG and three of whom will be designated by Alfa (except as described below). One member designated by each of MTG and Alfa will serve as Co-Chairmen of our board of directors. If the number of shares held by MTG or Alfa falls below designated thresholds, such party will lose the right to designate one or more directors. In addition, our board will designate three additional directors, each of whom will qualify as ‘‘independent’’ for audit committee purposes under applicable NASDAQ and SEC rules and regulations, by a simple majority. If the percentage shareholding of each such stockholder from time to time is greater than 20%, it will have the right to designate three directors; if it is less than 20% but greater than 15%, it will have the right to designate two directors; and if it is less than 15% but greater than 10%, it will have the right to designate one director.

Approval of Material Transactions. If we propose to enter into a transaction or series of related transactions involving a value exceeding 10% of our consolidated total assets, to issue a number of shares with voting power exceeding 10% of the voting power of our shares then in issue (other than in connection with a compensatory option plan), or to appoint a new CEO, then any two of our directors (other than any director with a direct or indirect financial interest in the matter in question) may, acting together, request that the proposal relating to such transaction not be voted on for a period of 45 days and that a special meeting of our board be called to review and consider the transaction. Other than with respect to the appointment of a new CEO, such directors may also request that an independent advisor be engaged to assist our board in evaluating the proposed transaction.

Right of First Offer. Each party that, together with its affiliates, holds 15% or more of our outstanding shares shall have a right of first offer in the event of any proposed sale by any other such major stockholder. As of the closing of this offering, only MTG and Alfa will be subject to this right of first offer.

Standstill. Other than in connection with any exercise of the right of first offer described above, MTG and Alfa will agree not to acquire additional shares of our capital stock to the extent that such acquisition would cause their holdings to exceed 40% and 30%, respectively, of the voting power of our outstanding shares except as provided under the right of first offer described above.

Tender offer requirement. Other than in connection with any exercise of the right of first offer described above, each party has agreed not to acquire additional shares of our capital stock to the extent that such acquisition would cause its holdings, together with those of any affiliate to exceed 50% of the voting power of our outstanding shares, without making a tender offer for all of our outstanding shares in compliance with the tender offer rules under the Exchange Act.

Non-competition. MTG will agree to the non-competition provisions described above.

Registration Rights

Upon completion of this offering, holders of an aggregate of approximately          shares of our common stock will have the right, pursuant to a registration rights agreement, to require us to register these shares under the Securities Act under specific circumstances.

Demand Registration Rights. At any time after six months following the closing of this offering, each of MTG, Alfa and (acting together) the funds managed by Baring Vostok Capital Partners (‘‘Baring’’) may require that we file a registration statement with regard to all or any portion of their shares of our commons stock so long as, together with all other participating shareholders, they register shares having an aggregate sale price to the public of at least $50 million. All parties that have demand registration rights are entitled to participate in such registration. We may not be obligated to effect more than one registration under this demand provision for each of Alfa, MTG and Baring. If the underwriters managing the offering to be made pursuant to any such demand determine that the market cannot support the sale of all the shares requested to be sold pursuant to such demand, the shares to be sold by all parties to the agreement (other than the stockholder that initiated the demand) must first be cut back pro rata, and only once all the shares of such parties have been eliminated from the registration may the initiating stockholder’s shares to be sold be cut back.

Company Registration. All parties to the registration rights agreement (holding in the aggregate          shares of our common stock immediately after this offering) are entitled to ‘‘piggy-back’’ registration rights on registrations that we initiate, subject to our right and the underwriters’ right to reduce the number of shares proposed to be registered in view of market conditions.

S-3 Rights. If we are entitled at any time to use the ‘‘short-form’’ registration statement, Form S-3, and two unaffiliated stockholders request that we effect a registration on Form S-3 for shares having, taken together, an aggregate sale price to the public of at least $10 million, we will be required to cause such shares to be registered.

Expenses. We will pay all fees, costs and expenses of any demand or incidental registrations (including the expenses of one law firm representing the selling stockholders), and the holders of securities being registered will pay all underwriting discounts and commissions.

Arrangements with Directors and Officers

Alexander Rodnyansky

Alexander Rodnyansky, our Chief Executive Officer, is currently honorary president of Studio 1+1, a Ukrainian television broadcaster and television production house. Mr. Rodnyansky has a 70% interest in the entity that holds the broadcasting license used by Studio 1+1, through which he has a 40% effective economic interest in Studio 1+1. Studio 1+1 produces The Brainiest, one of our commissioned original productions, which we have aired on CTC since 2003. We sold programming to Studio 1+1 for $442,000, $141,000 and $2.6 million in 2003, 2004 and 2005, respectively. At December 31, 2005, we had deferred revenue of $922,000 in respect of programming sold to Studio 1+1 for 2006. We also acquired programming from this company for $756,000 and $667,000 in 2004 and 2005, respectively. We have also obtained design services from an affiliate of Studio 1+1 for aggregate fees to date of approximately $131,000.

Mr. Rodnyansky also holds a 40% beneficial interest in Innova Film GmbH, a German company, from which we have licensed programming and to which we have sub-licensed programming for further sub-licensing to Studio 1+1. In 2003, 2004 and 2005, we sub-licensed programming to Innova in the amounts of $442,000, $141,000 and $2.6 million, respectively. As of December 31, 2005, we had also recorded deferred revenue in the amount of $922,000 relating to cash received for programming that we will sub-license to Innova in 2006. In 2004 and 2005, we licensed programming in the amounts of $756,000 and $667,000, respectively, from Innova.

Mr. Rodnyansky has served as one of the producers of a number of Russian cinema releases, including Company 9, the highest grossing release of 2005, for which we have purchased license rights. Mr. Rodnyansky has not received compensation for his services as producer of such films.

Peter Gerwe

Peter Gerwe, our founder and a member of our board of directors until the closing of this offering, provided consulting services to us through his affiliated entity, International Media Ventures. Under this consulting arrangement, Mr. Gerwe assisted us in evaluating and pursuing strategic transactions and negotiating material agreements with key business partners, such as Video International and Mostelecom. In exchange for these consulting services, we paid International Media Ventures $212,000 in each of 2003 and 2004, and $194,000 in 2005. In addition, we paid or reimbursed Mr. Gerwe for business-related expenses. This consulting agreement was terminated as of November 30, 2005.

On April 17, 2003, we granted Mr. Gerwe's affiliate, International Media Ventures, an option to purchase 2,000,000 shares of common stock at a weighted average exercise price of $1.00 per share. In connection with this grant, International Media Ventures agreed to cancel existing options to purchase 1,728,800 shares of common stock at a weighted average exercise price of $3.14 per share. This option has been fully exercised.

Mr. Gerwe and an affiliate of Video International, our advertising sales house, are co-owners of a company that owns and operates Russian media ventures, including the Russian edition of ‘‘Hello!’’ magazine and a printing company. Mr. Gerwe currently owns 10% of this venture and the Video International affiliate owns 90%.

John T. Healy

John T. Healy, a member of our board of directors until the closing of this offering, provides consulting services to us through his affiliated entity, The H.A.M. Media Group LLC. The consulting arrangement will terminate upon the closing of this offering. Under the consulting arrangement, Mr. Healy provided advice on operational matters and programming strategy. In exchange for these consulting services, we paid The H.A.M. Media Group LLC $240,000 per year in each of 2003, 2004 and 2005 and $40,000 through February 28, 2006, and we reimbursed Mr. Healy for business-related expenses.

On January 1, 2003, we granted Mr. Healy an option to purchase 800,000 shares of common stock at an exercise price of $0.63 per share. That option was later transferred to The H.A.M. Media Group LLC and exercised in full.

Executive Compensation and Employment Agreements

Please see ‘‘Management — Executive Compensation’’ and ‘‘Management — Stock Options and Stock Appreciation Rights’’ for additional information on the compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under ‘‘Management — Employment Agreements.’’

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided by our certificate of incorporation. See ‘‘Management — Limitation of Liability and Indemnification of Officers and Directors.’’

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2006 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our other stockholders selling shares in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of common stock subject to options or stock appreciation rights that are exercisable currently or within 60 days of April 30, 2006. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or stock appreciation rights but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. All figures in this table assume the conversion, immediately prior to the closing of this offering, of all outstanding shares of preferred stock into shares of common stock, and no exercise by the underwriters of their over-allotment option to purchase up to an additional           shares from the selling stockholders.

	Number of Shares Beneficially Owned Prior to Offering			Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Common Stock	Common Stock Underlying Options/Stock Appreciation Rights	Shares to be sold in this Offering	Before this Offering	After this Offering
5% Stockholders
MTG Broadcasting AB(2) Skeppsbron 18 Box 2094 SE-103 13 Stockholm, Sweden	60,008,800	—	—	43.11%	%
ABH Holdings Corporation(3) Geneva Place 333 Waterfront Drive Road Town Tortola British Virgin Islands	43,860,000	—		31.51%	%
Funds managed by Baring Vostok Capital Partners(4) c/o International Private Equity Services Ltd Alexander House 13-15 Victoria Road St. Peter Port, Guernsey Channel Islands GY1 3ZD	21,541,600	—		15.48%	%
Funds managed by Fidelity Investments(5) 82 Devonshire Street Mail Stop E 31C Boston, MA USA 02109-3614	7,504,800	—		5.39%	%

	Number of Shares Beneficially Owned Prior to Offering			Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Common Stock	Common Stock Underlying Options/Stock Appreciation Rights	Shares to be sold in this Offering	Before this Offering	After this Offering
Directors and Named Executive Officers
Hans-Holger Albrecht(2)	60,008,800	—	—	43.11%		%
Peter Aven(3)	43,860,000	—		31.51%		%
Alexander Rodnyansky	—	9,326,400	3,108,800	6.28%		%
Nilesh Lakhani(6)	—	188,300	188,300	*		*
Vladimir Hanumyan(7)	—	164,760	141,224	*		*
Leigh Sprague	—	—	—	—	—
Sergey Petrov	—	—	—	—	—
Vagan Abgaryan(3)	43,860,000	—		31.51%		%
Tamjid Basunia	—	—	—	—	—
Maria Brunell(2)	60,008,800	—	—	43.11%		%
Charles Burdick	—	—	—	—	—
Michael Calvey(4)	21,541,600	—		15.48%		%
Peter Gerwe(9)	2,000,000	—		*		*
Kaj Gradevik(8)	—	—	—	—	—
John T. Healy	—	—	—	—	—
Elena Ivashentseva(4)	21,541,600	—		15.48%		%
Werner Klatten	—	—	—	—	—
Oleg Sysuev(3)	43,860,000	—		31.51%		%
Myron A. Wick III	—	779,200		*		*
All current directors and named executive officers as a group (19 persons)(2)(3)(10)	127,410,400	10,407,584		92.12%		%

Additional Selling Stockholders

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Unless otherwise indicated, the address of each stockholder is c/o CTC Media, Inc., Pravda Street, 15A, 125124 Moscow, Russia.

(2)	Mr. Albrecht, Co-Chairman of our board of directors, and Ms. Brunell, a member of our board of directors, are the president and CEO, and CFO, respectively, of Modern Times Group MTG AB, an affiliate of MTG Broadcasting AB. Consists of shares held by MTG Broadcasting AB, of which Mr. Albrecht and Ms. Brunell disclaim beneficial ownership, except to the extent of their pecuniary interest therein.

(3)	Includes 39,548,896 shares held by Alfa Capital Holdings (Cyprus) Ltd. and 4,311,104 shares held by Jaystone Limited. ABH Holdings Corporation is the ultimate parent company of Alfa Capital Holdings (Cyprus) Ltd. and Jaystone Limited. ABH Holdings Corporation is owned by Mikhail Fridman, Peter Aven, German Khan, Andrey Kosogov, Alexey Kuzmichev, Alexander Knaster and Aleksandr Tolchinsky. Peter Aven, Co-Chairman of our board of directors, and Oleg Sysuev, a member of our board of directors, are president and first deputy chairman, respectively, of OAO Alfa Bank. ABH Holdings Corporation is the ultimate parent company of OAO Alfa Bank. Messrs. Aven and Sysuev disclaim beneficial ownership of the shares held by Alfa Capital Holdings (Cyprus) Ltd. and Jaystone Limited, except to the extent of their pecuniary interest therein.

(4)	Consists of 17,776,800 shares held by Cavendish Nominees Limited and 3,764,800 shares held by Sector Investment Holding Company Limited. Cavendish Nominees Limited is a limited liability company incorporated under the laws of and registered in Guernsey, Channel Islands, which acts as a nominee holding company for a number of the Barings family of funds, including the four limited partnerships that make up BVPEF (Baring Vostok Private Equity Fund L.P. 1, Baring Vostok Private Equity Fund L.P. 2, Baring Vostok Private Equity Fund L.P. 3 and Baring Vostok Private Equity Fund Co-Invest L.P.). Voting and investment power over the investments held by each of the limited partnerships constituting BVPEF are exercised by Baring Vostok Fund Managers Limited as general partner of Baring Vostok Fund (GP) L.P., in turn the general partner of the limited partnerships making up BVPEF. Baring Vostok Fund Managers Limited makes decisions based on recommendations of the investment committee of BVPEF, the membership of which consists of Michael Calvey, John Dare, Rahul Bhasin, Chris Brotchie and Terry English. Recommendations of the investment committee are initially proposed by the investment advisor, Baring Vostok Capital Partners Limited, a limited liability company registered in Guernsey ("BVCPL"). The investment advisor is owned by Baring Vostok Holdings Limited, which in turn is owned by Vostok Capital Partners Limited. Sector Investment Holding Company Limited is a limited liability company incorporated under the laws of Guernsey, Channel Islands ("SIHC"). SIHC is 100% owned by BVCPL. BVCPL is in turn owned by Vostok Capital Partners Limited. Voting and investment power over the shares held by SIHC is exercised by Michael Calvey, co-managing partner of BVCPL and Elena Ivashentseva, a partner of BVCPL. Under a note agreement dated September 7, 2001, SIHC has an obligation to pay 95% of any proceeds from the sale the shares to the noteholders of SIHC, including the European Bank for Reconstruction and Development (32.313%), EPIC Investments International Limited (6.92%), the International Finance

Corporation (26.622%) and SIBAG Investments Inc. (34.145%) (the "Noteholders"). In the event of a conflict of interest whereby shares of CTC Media owned by different funds managed or advised by BVCPL would be sold in a proportion different from their pro rata ownership, such sale has to be approved by the conflicts committee appointed by the Noteholders. Mr. Calvey and Ms. Ivashentseva, members of our board of directors who will resign immediately prior to the closing of this offering, are two of the beneficial owners of Vostok Capital Partners Limited. They disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(5)	Consists of 1,917,504 shares held by Fidelity Investment Funds ICVC — Fidelity European Opportunities Fund, 4,745,136 shares held by Fidelity Funds — European Smaller Companies Fund, 346,400 shares held by Fidelity Institutional Funds ICVC — Emerging Markets Fund, 111,880 shares held by Fidelity Funds — Emerging Markets Fund, 372,960 shares held by Fidelity Investment Trust: Fidelity Emerging Markets Fund, 3,196 shares held by Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Fund and 7,724 shares held by Fidelity Emerging Markets Fund, which entities are affiliated with and advised by Fidelity Investments. Fidelity Investment Trust: Fidelity Emerging Markets Fund and Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Fund are registered investment funds (the ‘‘Funds’’) advised by Fidelity Management & Research Company (‘‘FMR Co.’’), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Each of Edward C. Johnson 3d and FMR Corp., through its control of FMR Co., and each Fund has sole power to dispose of the shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the board of trustees of each respective Fund. Fidelity Emerging Markets Fund is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited (‘‘FICL.’’) FICL is advised by FMR Co. FMR Co. shares investment power over the shares held by Fidelity Emerging Markets Fund with Edward C. Johnson 3rd. Fidelity International Limited (‘‘FIL’’), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to Fidelity Investments Fund ICVC — European Opportunities Fund, Fidelity Funds — European Smaller Companies Fund, Fidelity Funds — Emerging Markets Fund, Fidelity Institutional Funds ICVC — Emerging Markets Fund, each of which is a non-U.S. investment company (collectively, the ‘‘Non-U.S. Funds’’). FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of the shares held by the Non U.S. Funds. A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, or trusts for their benefit, owns shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their boards of directors are generally composed of different individuals. FMR Corp. and FIL are of the view they are not acting as a ‘‘group’’ for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the ‘‘beneficial ownership’’ of securities ‘‘beneficially owned’’ by the other corporation within the meaning of Rule 13d-3 promulgated under such act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d).

(6)	Excludes options to purchase 188,304 shares of common stock that are not exercisable within 60 days of April 30, 2006.

(7)	Excludes options to purchase 211,844 shares of common stock that are not exercisable within 60 days of April 30, 2006.

(8)	Mr. Gradevik, a member of our board of directors, in an employee of Modern Times Group MTG AB, an affiliate of MTG Broadcasting AB.

(9)	Consists of 1,880,000 shares held by Mr. Gerwe and 120,000 shares held by trusts established for the benefit of Mr. Gerwe’s children, of which trusts Mr. Gerwe is the trustee.

(10)	Includes Messrs. Calvey, Gerwe, Healy and Wick and Ms. Ivashentseva, members of our board of directors who will resign immediately prior to the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 175,772,173 shares of common stock, par value $0.01 per share and no authorized shares of preferred stock. As of March 6, 2006, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock, there were 139,185,600 shares of common stock issued and outstanding. As of March 6, 2006, there were 33 stockholders of record of our capital stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Registration Rights

Please see the description of registration rights contained under the heading ‘‘Relationships and Transactions with Related Parties — Registration Rights,’’ above.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a ‘‘business combination’’ with an ‘‘interested stockholder’’ for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A ‘‘business combination’’ includes, among other things, a merger or consolidation involving us and the ‘‘interested stockholder’’ and the sale of more than 10% of our assets. In general, an ‘‘interested stockholder’’ is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and by-laws that will become effective upon the completion of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and by-laws that will be effective upon the completion of this offering further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by a Chairman or any Co-Chairman of the board, or our board of directors. In addition, our bylaws that will become effective upon the completion of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

We have a classified board of directors, which means that our directors serve for staggered three-year terms and only one-third of our directors are elected each year. This structure may make it more difficult for an acquiror to take control of our company, which may make our company a less desirable acquisition target.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

NASDAQ National Market

We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol ‘‘CTCM.’’

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial numbers of shares of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of            shares of our common stock, assuming the exercise of outstanding options and stock appreciation rights to purchase an aggregate of            shares of common stock to be sold in this offering. Of these shares, the            shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act. In addition,             shares of our common stock that are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering. The remaining             shares of common stock held by existing stockholders are subject to contractual and/or legal restrictions on resale and will only be freely tradable in accordance with the following schedule and conditions:

•	additional shares may be sold upon expiration of the 180-day lock-up period described; and

•	additional shares may be sold upon expiration of the 180-day lock-up period described below until such time as they are resold pursuant to Rule 144 of the Securities Act but these shares will be subject to the volume restrictions described below given that they are held by affiliates of CTC Media.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the NASDAQ Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below,             shares of our common stock will be eligible for sale under Rule 144 excluding shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Following the closing of this offering,            shares of common stock not subject to the lock-up agreements described below will be immediately eligible for sale under Rule 144(k) and, upon the expiration of the 180-day lock-up period described below, a further             shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

As of March 1, 2006, our current and former employees and directors held options to purchase             shares of common stock at a weighted average exercise price of $            per share (excluding options to purchase             shares of common stock which will be exercised immediately prior to the closing of this offering and the shares issued in connection therewith sold in this offering). Holders of options to purchase all of these shares (            of which will be fully vested as of 180 days following the date of this prospectus) have signed lock-up agreements described below.

Our Chief Executive Officer holds a stock appreciation right with respect to 2,331,600 shares of our common stock at a weighted average exercise price of $5.96 per share. In connection with this offering, our Chief Executive Officer, will exercise his stock appreciation right with respect to 777,200 shares of common stock. We will satisfy this exercise by issuing to him the same number of shares of common stock, which shares he will sell in this offering. With respect to the remaining 1,554,400 shares of common stock covered by the stock appreciation right, we can elect to satisfy an exercise of this right through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price. Our Chief Executive Officer has executed a lock-up agreement described below with respect to this stock appreciation right. As of the date 180 days from the date of this prospectus, Our Chief Executive Officer will have the right to exercise the stock appreciation right with respect to all shares remaining thereunder. If we chose to satisfy an exercise of the stock appreciation right through the issuance of shares to him, all of those shares will be freely tradable subject to the volume restrictions of Rule 144 described above.

Lock-Up Agreements

Our officers, directors, stockholders and optionholders beneficially owning or having the right to acquire an aggregate of            shares of common stock have entered into the lock-up agreements described under "Underwriting."

Registration Rights

Upon completion of this offering, the holders of             shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act. For a detailed description of these registration rights see ‘‘Relationships and Transactions with Related Parties — Registration Rights,’’ above.

Stock options granted following the offering

Immediately after the 180-day lock-up period expires, we intend to file a registration statement under the Securities Act 1,320,392 shares of common stock reserved for issuance under our 1997 Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a ‘‘non-U.S. holder’’ means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, partnership, or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in ‘‘Gain on Sale, Exchange or Other Disposition of Our Common Stock.’’

If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the U.S. Internal Revenue Service, which we refer to as the IRS.

Unless a dividend is an ‘‘80/20 dividend,’’ a dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder’s country of residence. A dividend will be an 80/20 dividend if for the three-year period ending with the close of the taxable year preceding the taxable year in which a holder is paid the dividend (‘‘the test period’’) at least 80% of our gross income qualifies as active foreign business income (either directly or through subsidiaries). A portion of the 80/20 dividend will be exempt from withholding tax which portion shall be equal to the amount of the 80/20 dividend multiplied by the ratio that results from dividing our total gross income from foreign sources during the test period by our total gross income from all sources during the same period. Currently, if we paid a dividend it would be an 80/20 dividend. Because our operations are outside the U.S., future dividends, if any, may qualify as 80/20 dividends. However, because our operations and business plans may change, no assurance can be given in this regard.

Dividends that are treated as ‘‘effectively connected’’ with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder, in which case the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in ‘‘Distributions on Our Common Stock,’’ may apply; or

•	the non-U.S. holder is a non-resident alien individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to a non-U.S. holder who fails to certify that it is not a U.S. person in accordance with the applicable U.S. Treasury Regulations generally will be reduced by backup withholding. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in ‘‘Distributions on Our Common Stock,’’ generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as joint bookrunning managers and representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of shares being sold by us	Number of shares being sold by the selling stockholders	Total number of shares
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
JP Morgan Securities Inc.
Total

The underwriters and the representatives are collectively referred to as the ‘‘underwriters’’ and the ‘‘representatives,’’ respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer the shares directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $            , the total proceeds to us would be $            and the total proceeds to the selling stockholders would be $            . We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

The following table summarizes the total underwriting discounts and commissions to be paid by us and the selling stockholders in connection with the offering, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option.

	Without Exercise of Over- Allotment Option		With Full Exercise of Over- Allotment Option
	Per Share	Total	Per Share	Total
Underwriting discounts and commissions to be paid by us
Underwriting discounts and commissions to be paid by the selling stockholders

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

We have applied for our common stock to be approved for quotation on the Nasdaq National Market under the symbol ‘‘CTCM.’’

We estimate that the total expenses of this offering, not including underwriting discounts and commissions, will be approximately $ , which expenses will be borne by us. Pursuant to an agreement with the underwriters, we will be reimbursed for our out-of-pocket expenses (including, but not limited to, roadshow expenses, legal fees, accounting fees, registration fees and printing costs) incurred in the offering in an aggregate amount of up to $1 million, if the gross proceeds of the offering to us and selling stockholders equal or exceed $200 million, and 0.5% of the gross proceeds of the offering to the Company and selling stockholders, if such gross proceeds are less than $200 million.

We and the selling stockholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Each of us, our directors, our executive officers, the selling stockholders and certain of our other shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, each such party will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	enter into any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; or

•	transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock to affiliates of such persons, provided that the transferee signs and delivers to the representatives on behalf of the underwriters a similar lock-up agreement and no filing under Section 16(a) of the Exchange Act in respect of a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the lock-up period.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of such restricted period, we issue an earnings release or material news or a material event relating to us occurs or

•	prior to the expiration of such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period,

in which case the ‘‘lock-up’’ restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such websites is not part of the prospectus or the registration statement of which the prospectus forms a part.

From time to time, certain of the underwriters have provided, and may continue to provide, investment banking and other services to us, our affiliates and employees and our selling stockholders, for which they receive customary fees and commissions.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our shares will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are future prospects of our business and our industry in general, sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the ‘‘FSMA’’)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Investor Representation

Each person in a Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’) who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, London, England. Legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, London, England.

EXPERTS

The consolidated financial statements of CTC Media, Inc. and subsidiaries at December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

GLOSSARY OF TELEVISION AND ADVERTISING TERMINOLOGY

Audience share means, of the people watching television at a given time who reside in the localities where television viewing is measured, the percentage who are watching a particular broadcaster. We measure our audience share based on viewership between 7 a.m. and 1 a.m., which is when we believe the bulk of television advertising is placed; other broadcasters measure audience share based on longer or shorter periods of the day for other purposes.

Coverage refers to the geographic area within which a broadcast signal is transmitted.

Gross rating points or GRPs refers to a particular measure of the portion of the total population, or segment of the population, that has been watching a given broadcaster during a given 30-second time slot, and is the basis on which the price of national television advertising in any particular time slot is based.

Local television advertising market means the total expenditures (including VAT and commissions paid to television sales houses and taking into account any discounts from listed ‘‘rate card’’ prices) for local advertising on all Russian television stations, including in Moscow and St. Petersburg, in any given period.

National television advertising market means the total expenditures (including VAT and commissions paid to television sales houses and taking into account any discounts from listed ‘‘rate card’’ prices) for national advertising on the national Russian television channels and networks in any given period.

Ratings means the percentage of the population, or segment of the population, within the audience measurement system who are watching a particular broadcaster at a given time. Unless otherwise stated, audience share and ratings are measured on the basis of people age four years or older, also known as the ‘‘4+’’ demographic.

Technical penetration means the percentage of the population in a given geographic area that has the technical ability actually to receive a particular broadcast signal (i.e., people who have a television set with an antenna or cable connection that can receive a signal). This metric is measured in Russia only in cities with populations of more than 100,000. Because of disparities in technical penetration between Russia’s urban and rural areas, we do not believe that most broadcasters’ technical penetration in this urban measured universe can be usefully extrapolated to the whole country, except in the case of Channel One and Rossiya (which historically have developed their channels with the aim of reaching close to 100% of the Russian population). See ‘‘Business — Industry Overview — Measuring Television Audiences in Russia.’’

Television advertising market share means the percentage of total gross television advertising revenues earned by a particular broadcaster in a particular market.

CTC MEDIA, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CTC Media, Inc.

We have audited the accompanying consolidated balance sheets of CTC Media, Inc. and subsidiaries (formerly named StoryFirst Communications, Inc.) as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTC Media, Inc. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC
Moscow, Russia

March 2, 2006

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars, except share and per share data)

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,677	$15,300
Trade accounts receivable, net of provision for doubtful accounts (2004 — $329; 2005-$287)	3,022	6,016
Taxes reclaimable	4,073	3,109
Prepayments	24,626	25,886
Programming rights, net	20,500	39,936
Deferred tax assets	1,668	1,310
Restricted cash	35,971	—
Other current assets	803	790
TOTAL CURRENT ASSETS	120,340	92,347
RESTRICTED CASH	7	105
PROPERTY AND EQUIPMENT, net	17,075	19,405
INTANGIBLE ASSETS, net:
Network affiliation agreements	7,333	5,333
Trade names	6,011	5,834
Broadcasting licenses	35,107	28,896
Cable network connections	1,488	805
Other intangible assets	194	226
Net intangible assets	50,133	41,094
GOODWILL	69,041	68,273
PROGRAMMING RIGHTS, net	23,382	28,368
INVESTMENTS IN AND ADVANCES TO INVESTEES	537	8,509
PREPAYMENTS	9,394	10,093
DEFERRED TAX ASSETS	3,216	5,322
OTHER NON-CURRENT ASSETS	96	181
TOTAL ASSETS	$293,221	$273,697
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	15,369	16,349
Accrued liabilities	14,316	6,300
Taxes payable	6,190	8,765
Short-term loans and interest accrued (including loans from related parties (2004 — $4,037; 2005-$4,064))	40,031	4,068
Deferred revenue (including deferred revenue from related parties (2004 — $0; 2005-$1,422))	6,700	8,171
Deferred tax liabilities	304	1,147
Other current liabilities	28	19
TOTAL CURRENT LIABILITIES	82,938	44,819
LONG TERM LOANS (including loans from related parties (2004 — $20,000; 2005-$37,000))	20,184	37,188
DEFERRED TAX LIABILITY	13,390	10,677
MINORITY INTEREST	1,770	1,915
COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDERS’ EQUITY
Convertible preferred stock; $0.01 par value; shares authorized 90,000; shares issued and outstanding (2004 — 83,339; 2005 — 82,951) (Note 13)	1	1
Common stock; $0.01 par value; shares authorized 160,000,000; shares issued and outstanding (2004 — 83,970,400; 2005-72,824,800)	840	728
Additional paid-in capital	209,999	210,740
Accumulated deficit	(35,841)	(32,371)
Subscriptions and stockholders' receivable	(60)	—
TOTAL STOCKHOLDERS' EQUITY	174,939	179,098
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$293,221	$273,697

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of US dollars, except share and per share data)

	Year ended December 31,
	2003	2004	2005
REVENUES:
Advertising	$94,183	$153,775	$232,410
Other revenue (including revenue from related parties of $442, $141 and $2,599 in 2003, 2004 and 2005, respectively)	1,373	1,792	5,067
Total operating revenues	$95,556	$155,567	$237,477
EXPENSES:
Direct operating expenses (exclusive of depreciation and amortization of $2,320, $6,781, and $12,377 in 2003, 2004 and 2005, respectively)	(6,837)	(9,381)	(12,747)
Selling, general and administrative (exclusive of depreciation and amortization of $818, $1,181, and $1,543 in 2003, 2004 and 2005, respectively; inclusive of stock-based compensation of $5,042, $1,082 and $599 in 2003, 2004, and 2005, respectively)	(24,550)	(30,450)	(41,229)
Amortization of programming rights	(24,683)	(45,215)	(79,394)
Depreciation and amortization (exclusive of amortization of programming rights)	(3,138)	(7,962)	(13,920)
Total operating expenses	(59,208)	(93,008)	(147,290)
OPERATING INCOME	36,348	62,559	90,187
FOREIGN CURRENCY GAINS (LOSSES)	517	695	(877)
INTEREST INCOME	1,800	5,380	3,101
INTEREST EXPENSE (including interest expense to related parties of $899, $1,062 and $5,157 in 2003, 2004 and 2005, respectively)	(2,673)	(6,651)	(8,525)
GAINS (LOSSES) ON SALE OF BUSINESSES	—	4,613	—
OTHER NON-OPERATING INCOME (LOSSES), net	(145)	(83)	206
EQUITY IN INCOME OF INVESTEE COMPANIES	308	713	578
Income before income tax and minority interest	36,155	67,226	84,670
INCOME TAX EXPENSE	(11,189)	(17,872)	(24,861)
INCOME ATTRIBUTABLE TO MINORITY INTEREST	(941)	(1,904)	(2,514)
NET INCOME	$24,025	$47,450	$57,295
Beneficial conversion charge	(8,935)	—	—
Net income attributable to preferred stockholders	(9,820)	(21,300)	(26,134)
Net income attributable to common stockholders	$5,270	$26,150	$31,161
Net income per share attributable to common stockholders — basic	$0.13	$0.32	$0.39
Net income per share attributable to common stockholders — diluted	$0.10	$0.30	$0.37
Weighted average common shares outstanding — basic	41,972,000	80,580,000	79,339,024
Weighted average common shares outstanding — diluted	51,050,400	156,570,711	154,344,956

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year ended December 31,
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$24,025	$47,450	$57,295
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense (benefit)	1,640	(3,060)	(3,860)
Depreciation and amortization	3,138	7,962	13,920
Amortization of programming rights	24,683	45,215	79,394
Stock based compensation expense	5,042	1,082	599
Change in provision for write-down of property, investments	7	—	(159)
Gain on sale of subsidiaries	—	(4,613)	—
Equity in income of unconsolidated investees	(308)	(713)	(578)
Income attributable to minority interest	941	1,904	2,514
Foreign currency losses (gains)	(517)	(695)	877
Changes in operating assets and liabilities:
Trade accounts receivable	(1,693)	66	(2,993)
Prepayments	(314)	(606)	(5,804)
Other assets	(1,340)	11	(20)
Accounts payable and accrued liabilities	3,091	7,354	(6,350)
Interest accrual	(868)	172	163
Deferred revenue	88	3,887	1,471
Other liabilities	2,156	920	(28)
Dividends received from equity investees	127	640	644
Cash paid to acquire programming rights	(39,450)	(73,760)	(98,425)
Net cash provided by operating activities	20,448	33,216	38,660
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(2,098)	(5,565)	(5,829)
Acquisitions of intangibles	(832)	(154)	(274)
Acquisitions of businesses, net of cash acquired	(3,059)	(51,517)	(7,650)
Proceeds from sale of investments	—	5,100	—
Proceeds from sale of property and equipment	12	22	624
Acquisitions of financial instruments	—	(508)	—
Loans provided	(499)	(91)	(75)
Proceeds from loan repayments	329	156	23
Net cash used in investing activities	(6,147)	(52,557)	(13,181)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	416	3,159	157
Repurchase of stock	—	—	(53,954)
Proceeds from loans	45,738	24,021	68,000
Repayments of loans	(8,969)	(6,505)	(86,912)
Decrease (increase) in restricted cash	(35,900)	(62)	35,856
Transaction with minority stockholder in CTC Network	5,220	—	—
Dividends paid to minority interest	(333)	(1,273)	(2,069)
Net cash provided by (used in) financing activities	6,172	19,340	(38,922)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	537	786	(934)
Net increase (decrease) in cash and cash equivalents	21,010	785	(14,377)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,882	28,892	29,677
CASH AND CASH EQUIVALENTS AT END OF YEAR	$28,892	$29,677	$15,300
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$3,590	$6,466	$8,353
Income tax paid	$8,270	$19,535	$27,501

CTC MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands of US dollars, except share share data)

	Outstanding common shares	Outstanding Convertible Class A Senior Preferred shares	Outstanding Convertible Super Senior Preferred shares	Other Outstanding Convertible Preferred Shares	Common stock	Convertible Preferred stock	Additional Paid-in capital	Treasury Stock	Accumulated deficit	Subscription and Stockholders' (receivable)/ payable	Stockholders’ Equity
DECEMBER 31, 2002	21,833,600	35,664	9,143	61,642	$218	$1	$122,610	$(407)	$(97,974)	$(211)	$24,237
Stock issued to programming distributor	—	—	—	353	—	—	505	—	—	(505)	—
Programming rights received from programming distributor	—	—	—	—	—	—	—	—	—	425	425
Recapitalization	49,986,400	—	—	(61,995)	500	(1)	(499)	—	—	—	—
Fair value of stock options granted	—	—	—	—	—	—	5,042	—	—	—	5,042
Stock options exercised	1,391,200	—	—	—	14	—	431	—	—	—	445
Issuance of shares in connection with acquisition of minority interest	3,873,600	—	36,432	—	39	1	64,193	—	—	—	64,233
Other equity transactions	—	—	—	—	—	—	(46)	—	—	44	(2)
Net income	—	—	—	—	—	—	—	—	24,025	—	24,025
Beneficial conversion charge — Class B Senior preferred stock	—	—	—	—	—	—	8,474	—	(8,474)	—	—
Beneficial conversion charge — Class A Senior, Super Senior preferred stock	—	—	—	—	—	—	461	—	(461)	—	—
DECEMBER 31, 2003	77,084,800	35,664	45,575	—	$771	$1	$201,171	$(407)	$(82,884)	$(247)	$118,405
Programming rights received from programming distributor	—	—	—	—	—	—	—	—	—	187	187
Fair value of stock options granted	—	—	—	—	—	—	1,082	—	—	—	1,082
Stock options exercised	4,906,400	—	2,100	—	49	—	3,121	—	—	—	3,170
Issuance of shares in connection with acquisition of minority interest	1,979,200	—	—	—	20	—	4,625	—	—	—	4,645
Cancellation of treasury stock	—	—	—	—	—	—	—	407	(407)		—
Net income	—	—	—	—	—	—	—	—	47,450	—	47,450
DECEMBER 31, 2004	83,970,400	35,664	47,675	—	$840	$1	$209,999	$—	$(35,841)	$(60)	$174,939
Programming rights received from programming distributor	—	—	—	—	—	—	—	—	—	60	60
Fair value of stock options granted	—	—	—	—	—	—	599	—	—	—	599
Stock options exercised	1,827,200	—	—	—	18	—	142	—	—	—	160
Repurchase of shares	(12,972,800)	(388)	—	—	—	—	—	(53,955)	—	—	(53,955)
Cancellation of treasury stock	—	—	—	—	(130)	—	—	53,955	(53,825)	—	—
Net income	—	—	—	—	—	—	—	—	57,295	—	57,295
DECEMBER 31, 2005	72,824,800	35,276	47,675	—	$728	$1	$210,740	$—	$(32,371)	$—	$179,098

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.	ORGANIZATION

The accompanying consolidated financial statements include the accounts of CTC Media, Inc. and all consolidated subsidiaries (the ‘‘Company’’). CTC Media, Inc., a Delaware corporation, which until August 20, 2004 was named StoryFirst Communications, operates the CTC and Domashny television networks in Russia. The Company transmits its signal by satellite to its owned-and-operated affiliate stations and to independent affiliates. The Company’s network operations, including its relationships with its independent affiliates, are managed by CTC and Domashny Networks, its television entertainment network subsidiaries. CTC and Domashny Television Station Groups manage the owned-and-operated affiliate stations and repeater transmitters. The Company generates substantially all of its revenues from the sale of television advertising, on both a national and regional basis. At the national level, this advertising is placed on the Networks through Video International (‘‘Video International’’), an advertising sales house (Note 15). At the regional level, the Company generates revenues from regional television advertising through its Television Station Groups. Effective January 1, 2006, Video International began acting as the exclusive sales house for the placement of regional television advertising for substantially all of the stations in the Television Station Groups (Note 17). The Company also generates other revenue primarily from sales of programming rights.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. Minority interest represents a minority owner’s proportionate share of the equity in certain of the Company’s consolidated entities. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control, are accounted for under the equity method. Inter-company accounts and transactions are eliminated upon consolidation.

The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, losses are allocated to minority interests to the extent they do not exceed the minority interest in the equity capital of the subsidiary. Losses in excess of the minority interests are allocated to the Company. When such ventures and subsidiaries become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered.

The Company uses the purchase method of accounting for all business combinations. Results of subsidiaries acquired and accounted for under the purchase method are included in operations from the date of acquisition. Disposals are reflected at the time risks and rewards of ownership have been transferred.

The principal subsidiaries included in the accompanying consolidated financial statements are ZAO CTC Network (‘‘CTC Network’’), ZAO New Channel (‘‘Domashny Network’’), OOO Marathon TV (‘‘CTC-Moscow’’), ZAO 6th Channel (‘‘CTC-St. Petersburg’’) and OAO Teleexpress (‘‘Domashny Moscow’’). CTC Media, Inc.’s ownership interests in these subsidiaries at December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
TV Networks
CTC Network	100.0%	100.0%	100.0%
Domashny Network	—	100.0%	100.0%
Television Station Groups
CTC-Moscow	95.0%	100.0%	100.0%
CTC-St. Petersburg	80.0%	80.0%	80.0%
Domashny Moscow	—	99.9%	99.9%

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Business Segments

The Company operates in four business segments — CTC Network, Domashny Network, CTC Television Station Group, Domashny Television Station Group. The Company evaluates performance based on the operating income of each segment, among other performance measures (Note 16).

Foreign Currency Translation

The Company's functional currency is the US dollar as the majority of its revenues, costs, purchases of programming rights, intangible assets, property and equipment, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Each of the legal entities domiciled in Russia maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of the Russian legislation.

The Company follows a remeasurement policy in accordance with Statement of Financial Accounting Standard (‘‘SFAS’’) No. 52, Foreign Currency Translation, as amended by SFAS No. 130, Reporting Comprehensive Income. The temporal method is used for remeasuring assets and liabilities of the Company's legal entities domiciled in Russia. Accordingly, monetary assets and liabilities are translated remeasured at current exchange rates while nonmonetary assets and liabilities are remeasured at their historical rates. The resulting remeasurement adjustments are included in the consolidated statement of income. Generally, the ruble is not convertible outside of Russia. The official exchange rate, which is established by the Central Bank of Russia, is a reasonable approximation of the market rate. The official exchange rates which are used for remeasurement in the accompanying consolidated financial statements at the balance sheet date were 27.75 and 28.78 rubles per US dollar as of December 31, 2004 and 2005, respectively. The average exchange rate during 2003, 2004 and 2005 was 30.69, 28.82, and 28.29 rubles per US dollar, respectively.

The remeasurement of local currency denominated assets and liabilities into US dollars for the purpose of these consolidated financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar value of capital to its stockholders.

Effective January 1, 2006 the Company’s functional currency changed to the ruble (Note 17).

Revenue Recognition

The Company recognizes advertising revenues in the period that the corresponding advertising spots are aired. Advertising revenue is recorded net of sales commissions paid primarily to Video International at the CTC and Domashny Networks level. The advertising sales commissions amounted to $11,653, $25,072 and $35,875 in 2003, 2004 and 2005, respectively.

In 2004, Video International guaranteed a certain level of advertising sales depending on the Company’s audience share and size of the total Russian national advertising market. Effective the first quarter of 2005, the Company entered into new sales agreements with Video International for both the CTC and Domashny Networks. The new agreements do not contain a guarantee clause. Under these agreements with Video International, the Company paid signing fees in the amount of $9.9 million in May 2005. These signing fees are capitalized (included in prepayments) and expensed ratably over the underlying contractual term, which is three years. Signing fees expected to be expensed within one year are classified as current assets.

Other revenue primarily represents sales of programming that is recognized when the rights are transferred and collection of the resulting receivable is reasonably assured.

Payments received in advance for advertising and other revenue are recorded as deferred revenue until earned.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Programming Rights

Programming rights are stated at historic acquisition cost less accumulated amortization. In accordance with SFAS No. 63, Financial Reporting by Broadcasters, the Company capitalizes expenditures for the acquisition of programming rights.

For foreign and Russian-produced movies, foreign series, foreign and Russian-produced animation, the Company amortizes the cost of the programming on a straight-line basis over the licensed number of runs consistent with the expected revenue generation pattern.

For Russian-produced series and sitcoms, the Company’s policy was to amortize the costs of programming on a straight-line basis over the estimated number of runs, generally not more than three runs. Effective July 1, 2005, the Company changed its amortization policy. The policy was changed based on the performance of past runs and expected future revenue generation patterns. After the change, series with twenty episodes or less and sitcoms irrespective of the number of episodes are amortized 45% after the first run, 35% after the second run and 20% after the third run when a license provides for three or more runs. When a license provides for two runs, such series and sitcoms are amortized 60% after the first run and 40% after the second run. Series with more than twenty episodes are amortized 60% after the first run, 30% after the second run and 10% after the third run when a license provides for three or more runs. When a license provides for two runs, such series are amortized 70% after the first run and 30% after the second run. The Company from time to time obtains extensions of licenses for additional runs of successful series and sitcoms. Such extensions are treated as a new license and are amortized in accordance with the above policy.

Management reviews the carrying amounts of programming rights on a quarterly basis or more frequently if necessary, and when necessary writes down the carrying value to estimated net realizable value. Unamortized programming rights expected to be amortized within one year are classified as current assets.

Had the Company continued with its prior policy to amortize Russian-produced series and sitcoms, net income and net income per common share would be as follows:

Year ended December 31, 2005
Net income as reported	$57,295
Add: Program amortization as reported	79,394
Deduct: Program amortization based on policy prior to July 1, 2005	(76,459)
Income tax effect at 24%	(704)
Pro forma net income	$59,527
Pro forma net income per common share:
Basic	$0.41
Diluted	$0.39

Property and Equipment

Property and equipment are stated at historic acquisition cost less accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the assets, which range from 3 to 23 years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the consolidated statement of income.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Goodwill and Intangible Assets

The Company classifies intangible assets as definite-lived or indefinite lived intangible assets. Definite-lived intangible assets primarily consist of broadcast licenses and network affiliation agreements, both of which are amortized on a straight-basis over the estimated useful life of each asset, generally five years. These assets are stated at cost less accumulated depreciation. Indefinite-lived intangible assets are comprised of trade names. Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses. Indefinite-lived intangible assets and goodwill are not subject to amortization but are tested for impairment at least annually.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill is reviewed for impairment annually, as of the beginning of the fourth quarter, or if it is determined that impairment indicators exist using a two-step impairment test under SFAS No. 142, Goodwill and Other Intangible Assets. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, and comparing the carrying amount of the entire reporting unit to the estimated fair value based on discounted cash flows of the reporting unit (Step 1). If the carrying value of the reporting unit is less than the estimated fair value of the reporting unit, the Company compares the implied fair value of goodwill based on a hypothetical purchase price allocation to the carrying value of the goodwill (Step 2). If the carrying value of goodwill exceeds the implied fair value of goodwill based on Step 2, goodwill impairment is deemed to have occurred, and the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

The Company is also required to test indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach. Indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, such as a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. The Company completed its goodwill and indefinite-lived intangible assets impairment tests in the fourth quarter of 2005, and no impairment has been recognized through December 31, 2005.

Long-Lived Assets

Long-lived assets, including property and equipment and definite-lived intangibles, are reviewed periodically to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If the carrying value of the asset or group of assets exceeds the undiscounted cash flows, an impairment is deemed to have occurred, and the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is estimated using a discounted cash flow analysis or other valuation techniques.

Cable Network Connections

The Company has arrangements with entities which provide for the Company to be included in their cable television networks. The Company capitalizes associated costs as intangible assets based on the costs of the services provided by third parties, if the arrangement provides for conveying to the Company any

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

transferable, contractual rights or interests in the network improvements. For the years ended December 31, 2003, 2004 and 2005, the Company capitalized intangible assets (cable network connections) of $0, $1,546 and $89, respectively (Note 7). Otherwise, the Company expenses such costs as the services are incurred. For the years ended December 31, 2003, 2004 and 2005, the Company recognized direct operating expenses of $291, $1,358 and $45, respectively.

Prepayments

Prepayments primarily represent payments to producers of programming prior to the commencement of the license period for programming rights. At December 31, 2004 and December 31, 2005 prepayments for programming rights were $30,682 and $27,162, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value.

The Company establishes an allowance for doubtful accounts receivable based on specific identification and management estimates of recoverability, in consultation with Video International, the Company's sales house, as appropriate. In cases where the Company is aware of circumstances which may impair a receivable, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company believes will be collected. If all collection efforts have been exhausted, the receivable is written off against the allowance.

Cash and Cash Equivalents

The Company classifies cash on hand and deposits in banks, including money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. At December 31, 2004 and 2005, the Company does not have any cash equivalents.

Restricted Cash

Restricted cash is primarily related to cash held at a financial institution for the collateralization of debt obligations of one of the Company’s consolidated subsidiaries.

Income Taxes

The Company uses the liability method of accounting for income taxes required by SFAS No. 109, Accounting for Income Taxes. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements, as well as the expected tax benefits of net operating loss carryforwards which are expected to be realized. Additionally, SFAS No. 109 requires that a valuation allowance must be established when it is more likely than not that all or a portion of deferred tax assets will not be realized (Note 12).

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $2,986, $5,884 and $10,323, respectively.

Pensions

The Company contributes to the local state pension funds and social funds on behalf of all its employees in Russia. In Russia, all social contributions, including contributions to the pension fund, are made through a unified social tax (‘‘UST’’) calculated by the application of a regressive rate from 35.6%

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

to 2% to the annual gross remuneration of each employee. In 2003 and 2004 the Company allocated UST to three social funds, including the pension fund, where the rate of contributions to the pension fund varies from from 28% to 2%, respectively, depending on the annual gross salary of each employee. The contributions are expensed as incurred. Starting from January 1, 2005, the following new regressive rates of UST apply: from 26% to 2%.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term debt approximate their fair value. At December 31, 2004 and 2005, the Company’s long-term debt and short-term debt (and restricted cash) at fixed rates approximated their fair value for similar arrangements.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include the estimate of fair value for the Company’s common stock in determining stock compensation, the amortization method and periods for programming rights, useful lives of tangible and intangible assets, impairment of goodwill and long-lived assets, estimates of tax contingencies, and the determination of valuation allowances for deferred tax assets. Consequently, actual results may differ from those estimates.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2003, 2004 and 2005, comprehensive income for the Company is equal to net income.

Stock-Based Compensation

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123, using the prospective method. Under the fair value recognition provisions of SFAS  No. 123, stock-based compensation is measured at the grant date based on the fair value of the award determined using an option pricing model and is recognized as an expense over the vesting period.

The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all outstanding stock-based employee awards for all periods in the consolidated statements of income. For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted were estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics than the Company’s employee stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	2003	2004	2005
Net income as reported	$24,025	$47,450	$57,295
Add: Stock-based compensation expense included in net income, net of related tax effects	5,042	1,082	599
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(4,742)	(1,082)	(599)
Pro forma net income	$24,325	$47,450	$57,295
Pro forma net income per common share:
Basic	0.13	0.32	0.39
Diluted	0.11	0.30	0.37

On December 16, 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued Statement No. 123 (revised 2004), Share-Based Payment (‘‘SFAS No. 123R’’), which is a revision of SFAS No. 123. SFAS No. 123R supersedes Accounting Principles Board (‘‘APB’’) Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

SFAS No. 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) an ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The Company expects to adopt SFAS No. 123R using the ‘‘modified prospective’’ approach beginning January 1, 2006. The adoption of the provisions of SFAS No. 123R is not expected to have a material impact on the Company’s results of operations or financial position.

Noncash Investing and Financing Activities

During the years ended December 31, 2003, 2004 and 2005, the Company concluded certain transactions that did not result in cash receipts or cash payments. Those significant transactions included issuance of shares for programming rights in the amount of $505 in 2003 (Note 13), issuance of shares in connection with the acquisition of a minority interest in CTC Network and assignment of debt to the Company in the total amount of $59,016 (Note 4), issuance of shares in connection with the acquisition of a minority interest in CTC-Moscow of $4,645 (Note 4), and the Company’s share recapitalization (Note 13).

Recently Issued Accounting Pronouncements

Exchange of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company's results of operations or financial position.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 30. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SAFS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company expects to adopt SFAS No. 154 beginning January 1, 2006. The adoption of the provisions of SFAS No. 154 is not expected to have a material impact on the Company’s results of operations or financial position.

3.  NET INCOME PER SHARE

Basic net income per share for the year ended December 31, 2003, 2004 and 2005 is computed on the basis of the weighted average number of common shares outstanding, using the ‘‘two-class’’ method (Note 13). Diluted net income per common share is computed using the "if converted method" with the weighted average number of common shares outstanding plus the effect of the outstanding stock options calculated using the ‘‘treasury stock’’ method. The number of stock options excluded from the diluted net income per common share computation, because their effect was antidilutive for the year ended December 31, 2003, 2004 and 2005 was 62,376,604 and nil stock options, respectively. Potential shares of common stock of 78,218,400, nil, and nil from the assumed conversion of convertible preferred stock have been excluded from the diluted earnings per share computation for the years ended December 31, 2003, 2004, and 2005, respectively, because their effect was antidilutive.

The components of basic and diluted net income per common share were as follows:

	Year ended December 31,
	2003	2004	2005
Net income	$24,025	$47,450	$57,295
Beneficial conversion charge	(8,935)	—	—
Net income attributable to preferred stockholders	(9,820)	(21,300)	(26,134)
Net income attributable to common stockholders	$5,270	$26,150	$31,161
Weighted average common shares outstanding — basic
Common stock	41,972,000	80,580,000	79,339,024
Dilutive effect of:
Convertible preferred stock	—	65,635,200	66,538,400
Common stock options	7,144,000	9,494,711	8,467,532
Preferred stock options	1,934,400	860,800	—
Weighted average common shares outstanding — diluted	51,050,400	156,570,711	154,344,956
Net income per share attributable to common stockholders:
Basic	$0.13	$0.32	$0.39
Diluted	$0.10	$0.30	$0.37

The numerator used to calculate diluted net income per common share for 2003 was net income attributable to common stockholders as the effect of the assumed conversion of the convertible preferred stock was antidilutive. The numerator used to calculate diluted net income per common share for 2004 and 2005 was net income.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

4.	INVESTMENT TRANSACTIONS

Acquisitions in 2003

Prior to August 19, 2003, Alfa Capital Holdings (Cyprus) Limited (referred to together with its affiliates as ‘‘Alfa’’) owned 25% plus two shares of the issued share capital of CTC Network. On August 19, 2003, Alfa transferred its ownership in CTC Network, assigned to CTC Media, Inc. indebtedness of CTC Network owing to it in the amount of $10,428 (principal of $9,838 and interest of $590) and paid cash of $5,220 to the Company. In exchange, the Company issued 3,873,600 shares of common stock and 36,432 shares of Super Senior preferred stock to Alfa. As a result of this transaction, CTC Network became a wholly owned subsidiary of the Company. The estimated fair value of the acquired 25% interest plus two shares was $48,588.

The acquisition of the remaining 25% interest plus two shares of CTC Network was accounted for as a purchase business combination in accordance with SFAS No. 141, Business Combinations.

The following reflects the amounts assigned to the net assets acquired:

August 19, 2003
ASSETS:
Current assets	$3,217
Property and equipment	545
Programming rights	7,933
Intangible assets, net
Trade name	5,000
Network affiliation agreements	10,000
Other intangible assets	14
Goodwill	36,538
Other non-current assets	651
Total assets	$63,898
LIABILITIES:
Current liabilities	2,164
Non-current liabilities	9,341
Deferred tax liability	3,805
Net assets	$48,588
Total purchase consideration and acquisition costs	$48,588

The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. As such, the Company assigned approximately $10,000 to network affiliation agreements with independent affiliates, which will be amortized over an estimated useful life of 5 years and approximately $5,000 to the trade name, which will not be amortized as it is considered to have an indefinite useful life. Amounts assigned to programming rights will be amortized over an estimated useful life of 2 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the net identifiable assets and liabilities acquired of approximately $36,538 has been assigned to goodwill, which is not deductible for tax purposes.

The acquisition of the minority interest in CTC Network is reflected in the accompanying consolidated financial statements from August 19, 2003. The following unaudited pro forma combined results of operations for the Company give effect to the CTC Network business combination as if it had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

(unaudited)
2003
Operating revenues	$95,556
Pro forma net income	$23,420
Pro forma net income per common share:
Basic	$0.12
Diluted	$0.10

In the year ended December 31, 2003, the Company acquired (in separate transactions) interests in the following three entities for $4,550, consisting of $3,750 in cash consideration and direct transaction costs of $800 charged by Alfa (see Note 14 for a discussion of these direct transaction costs):

•	In February 2003, the Company acquired 51% of ZAO Yuzhniy Region Holding (CTC-Rostov), an operating television station based in Rostov-on-Don;

•	In May 2003, the Company acquired 100% of ZAO TRK Gubernia (CTC-Tver), an operating television station based in Tver; and

•	In July 2003, the Company acquired 51% of ZAO RTK (CTC-Ekaterinburg), an operating television station based in Ekaterinburg.

Goodwill recognized in those transactions amounted to $1,230 and is not deductible for tax purposes.

The acquisitions of CTC-Rostov, CTC-Tver and CTC-Ekaterinburg were not significant to the Company’s unaudited pro forma statements of operations.

Acquisitions in 2004

In September 2004 the Company acquired 99.9% interest in OAO Teleexpress (Moscow), 100% interest in ZAO Nevsky Kanal (St. Petersburg) and 52% interest in ZAO Variant (Kazan). In October 2004 the Company acquired 100% interest in OOO T-8 (Perm). The four acquired television stations were entities under common control and were used to launch the Domashny Network ..

The total purchase consideration for the four entities acquired in September and October 2004 of $49,397 consisted of cash consideration of $49,139 and $258 in direct transaction costs.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

The following reflects the amounts assigned to the net assets acquired:

ASSETS:
Current assets	$1,793
Property and equipment	8,245
Programming rights	408
Intangible assets, net
Broadcasting licenses	26,613
Cable network connections	1,546
Other intangible assets	14
Goodwill	30,360
Total assets	$68,979
LIABILITIES:
Current liabilities	11,474
Non-current liabilities	161
Deferred tax liability	7,935
Minority interest	12
Net assets	$49,397
Total purchase consideration and acquisition costs	$49,397

The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. As such, the Company assigned $26,613 to broadcasting licenses, which will be amortized over an estimated useful life of 5 years, $1,546 to the cable network connections, which will be amortized over a weighted average period of approximately 5 years, and $8,245 to property and equipment, which is expected to be amortized over a weighted average period of 23 years. The excess purchase price over the net identifiable assets and liabilities acquired of approximately $30,360 has been assigned to goodwill, which is not deductible for tax purposes.

In 2004, in connection with this acquisition, the Company began implementation of a plan intended to eliminate duplication of resources within the consolidated company. The plan included the termination of the sales agreement with the Video International affiliate and cease of certain employment agreements.

As of December 31, 2004 the Company included $1,167 as part of the acquisition cost of the acquired entities related to this acquisition’s restructuring plans. The liabilities related to the termination of the Video International sales agreement and employment agreements of $881 and $286 were included in accounts payable and accrued liabilities, respectively. These amounts were fully paid in 2005.

The following unaudited pro forma combined results of operations for the Company give effect to the acquisition of the four stations as if it had occurred at the beginning of 2004. Information relating to 2003 results was not available to present pro forma information. In management’s opinion this information is not material to the Company’s current results of operations or financial position. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

(Unaudited)
2004
Operating revenues	$160,260
Pro forma net income	$44,258
Pro forma net income per common share:
Basic	$0.30
Diluted	$0.28

In the year ended December 31, 2004, the Company also acquired (in separate transactions) interests in the following entities:

•	In July and August 2002 the Company entered into stock exchange agreements with two minority stockholders in CTC-Moscow. These agreements provided the minority stockholders the right to exchange their aggregate 5% ownership in CTC-Moscow for stock of the Company based on the determination of their respective fair values in the first quarter of 2003. In December 2003, following the inability to agree on exchange ratios with the minority stockholders, this right was amended and immediately exercised, whereby in April 2004 the Company issued an aggregate of 1,979,200 shares of common stock for the minority interests. The estimated fair value of the acquired 5% interest was $4,645. Approximately $5,445 of the purchase price was allocated to broadcast licenses.

•	In March 2004, the Company acquired the 49% minority interest in OOO NTK (CTC-Nizhny Novgorod) for $800. As a result of this transaction CTC-Nizhny Novgorod became a wholly owned subsidiary of the Company. The acquisition resulted in goodwill in the amount of $325 that was allocated to the CTC Television Station Group.

•	In November 2004 the Company acquired 100% in ZAO Delta-Max (Perm) for cash consideration of $1,500. ZAO Delta-Max, in its turn, owned 35% of ZAO TV Maxima (Perm), 40% of ZAO Music Radio (Perm) and 40% of OOO Radio Maximum (Perm). Currently the Company has 85% interest in all of these companies. The acquisition resulted in goodwill in the amount of $369 that was allocated to the CTC Television Station Group.

Goodwill recognized in those transactions is not deductible for tax purposes.

The acquisitions of the above minority interests were not significant to the Company’s unaudited pro forma statements of operations.

Acquisitions in 2005

In December 2005, the Company acquired 100% interest in OOO PKF Radiosvyaz (Voronezh) for $1,150, consisting of $1,000 in cash consideration and direct transaction costs of $150 charged by Alfa (Note 14). The acquisition was accounted for as purchase business combination in accordance with SFAS No. 141.

In December 2005, the Company acquired 50% interest in OOO TV Station Mir (‘‘CTC-Novosibirsk’’) for $8,200, consisting of $8,000 in cash consideration and direct transaction costs of $200 charged by Alfa (Note 14). This acquisition was accounted for under the equity method.

Disposals in 2004

In July 2004, the Company sold its 50% interest in OOO Maximum Radio for $5,000, resulting in a gain of $4,613. The Company's investment in OOO Maximum Radio was accounted for under the equity method prior to the sale.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

5.	PROGRAMMING RIGHTS

Programming rights as of December 31, 2004 and 2005 comprise the following:

	2004	2005
Historical cost	$80,897	$138,119
Accumulated amortization	(37,105)	(69,815)
Net book value	$43,882	$68,304
Current portion	20,500	39,936
Non-current portion	23,382	28,368

During 2003, 2004 and 2005, the Company recognized impairment charges on programming rights of $664, $4,720 and $5,356, respectively. The impairment charges are included in amortization of programming rights in the accompanying consolidated statements of income.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 and 2005 comprise the following:

	Useful life, years	2004	2005
Cost:
Buildings	10-23	$9,422	$9,157
Broadcasting equipment	7	15,994	18,923
Vehicles	5	628	812
Office equipment	3	4,046	5,550
Total cost		$30,090	$34,442
Accumulated depreciation		(13,015)	(15,037)
Net book value		$17,075	$19,405

Depreciation expense was $1,656, $2,143 and $3,183 in 2003, 2004 and 2005, respectively.

7.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2004 and 2005 comprise the following:

		2004		2005
	Useful life, years	Cost	Accumulated amortization	Cost	Accumulated amortization
Network affiliation agreements	5	$10,000	$(2,667)	$10,000	$(4,667)
Trade names	indefinite	6,011	—	5,834	—
Broadcasting licenses	5	40,485	(5,378)	41,991	(13,095)
Cable network connections	5	1,546	(58)	1,626	(821)
Other intangible assets	5	446	(252)	580	(354)
Total		$58,488	$(8,355)	$60,031	$(18,937)

Amortization expense was $1,482, $5,819 and $10,737 in 2003, 2004 and 2005, respectively.

Estimated amortization expenses for the next five years related to intangible assets included in the accompanying consolidated balance sheet as of December 31, 2005 are as follows:

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

For the year ended December 31, 2006	$10,768
For the year ended December 31, 2007	$10,316
For the year ended December 31, 2008	$8,713
For the year ended December 31, 2009	$5,005
For the year ended December 31, 2010	$458
$35,260

8.	GOODWILL

Goodwill as of December 31, 2004 and 2005 comprises the following:

	CTC Network	Domashny Network	CTC Station Group	Domashny Station Group	Other	Total
Balance as of December 31, 2003	$36,538	—	$1,449	—	$114	$38,101
Goodwill acquired	—	—	694	30,360	—	31,054
Goodwill disposed	—	—	—	—	(114)	(114)
Balance as of December 31, 2004	$36,538	—	$2,143	$30,360	—	$69,041
Goodwill acquired	—	—	—	—	—	—
Goodwill disposed (Note 15)	—	—	—	(768)	—	(768)
Balance as of December 31, 2005	$36,538	—	$2,143	$29,592	—	$68,273

9.	INVESTMENTS IN EQUITY INVESTEES

As of December 31, 2004 and 2005, the Company’s principal equity investees comprised:

	Ownership interest, %	2004	Ownership interest, %	2005
Television Stations:
CTC-Kazan	50	$380	50	$268
CTC-Novosibirsk	—	—	50	8,200
Other Television Stations	16-50	157	21-50	41
		$537		$8,509

10.	ACCRUED LIABILITIES

	2004	2005
Accrued liabilities consist of:
Agency commissions	$7,791	1,184
Tax contingencies	3,206	2,019
Other accrued liabilities	3,319	3,097
Total accrued liabilities	$14,316	$6,300

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

11.	BORROWINGS

Short term loans and interest accrued as of December 31, 2004 and 2005 comprise the following:

	2004	2005
Alfa Bank principal	$4,000	$4,000
Alfa Bank interest accrued	37	64
Raiffeisen Bank principal	35,900	—
Raiffeisen Bank interest accrued	14	—
Other loans and interest accrued	80	4
Short term loans and interest accrued	$40,031	$4,068

Long term loans as of December 31, 2004 and 2005 comprise the following:

	2004	2005
Alfa Bank principal	$20,000	$37,000
Other loans	184	188
Long term loans	$20,184	$37,188

In September 2003, the Company entered into a back-to-back loan arrangement. CTC Network received from Raiffeisen Bank a US dollar denominated loan in the amount of $35,900. The loan proceeds were used to repay an inter-company loan to CTC Media, Inc. The loan bore interest at 14% per annum. In addition, Raiffeisen Bank charged a commission of 1% per annum. Interest and commission expense related to this loan amounted to $1,753, $5,385 and $3,192 in 2003, 2004 and 2005, respectively.

As collateral for the loan and interest accruing thereon, CTC Media, Inc. deposited $35,900 with Raiffeisen Bank in a pledged account. The interest on the account was 14% per annum. The deposited funds were blocked and could be used only with the permission of Raiffeisen Bank and are shown as restricted cash. Interest income on funds in the pledged account amounted to $1,622, $5,026 and $2,837 in 2003, 2004 and 2005, respectively.

In July 2005, the Company reduced the Raiffeisen Bank back-to-back facility balance to nil. CTC Network repaid to Raiffeisen Bank the loan principal of $35,900 and $978 of interest accrued through the date of repayment. Raiffeisen Bank released the restriction on use of funds of $36,878 held in the deposit account open by CTC Media with the bank. The facility was closed in February 2006.

In September 2004, CTC Network entered into a $40,000 U.S.-dollar denominated term loan with Alfa Bank. In September 2004, CTC Network received $20,000 under this term loan with a maturity in March 2006 and an interest rate of 14%, and $4,000 with a maturity in September 2005 and interest of 13.75%. In 2005 CTC Network repaid the whole principal and interest outstanding. The arrangement was terminated in August 2005. Interest expense related to this borrowing amounted to $1,062 and $1,841 in 2004 and 2005, respectively.

In July 2005, CTC Network entered into a $55,000 US-dollar denominated term loan with Alfa Bank. The term loan is secured by 30% of CTC Network’s stock held by CTC Media. In July 2005, CTC Network received $51,000 under this term loan with a maturity in July 2007 and an interest rate of 14%. As of December 31, 2005, CTC Network has repaid $14,000. Interest expense related to this borrowing in 2005 amounted to $2,930.

In July 2005, CTC Network entered into a $30,000 US-dollar denominated credit line with Alfa Bank. The credit line is secured by 19% of CTC Network’s stock held by CTC Media. As of December 31, 2005, CTC Network has drawn down $14,000 with a maturity in August 2006 and interest of 11.5% and has repaid $13,000 under this tranche and has drawn down $3,000 with a maturity in June 2006 and interest

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

of 10.25%. The weighted average interest on short-term borrowings as of December 31, 2004 and 2005 was approximately 14% and 10.6% respectively. The interest expense in 2005 related to this borrowing amounted to $386.

12.	INCOME TAXES

The Company accounts for income taxes using the liability method required by FASB Statement No. 109, Accounting for Income Taxes. The components of income (loss) before income taxes were as follows:

	2003	2004	2005
Pretax income (loss):
Domestic	$(3,040)	$2,439	$(6,327)
Foreign	39,195	64,787	90,997
	$36,155	$67,226	$84,670

The following is the Company's significant components of the (provision) benefit for income taxes:

	2003	2004	2005
Domestic — current	$(492)	$(363)	$(389)
Foreign — current	(9,057)	(20,569)	(28,332)
Domestic — deferred	(463)	544	300
Foreign — deferred	(1,177)	2,516	3,560
	$(11,189)	$(17,872)	$(24,861)

The Company is subject to US and Russian income taxes, based on US, Russian tax legislation and the Double Tax Treaty of 1992 between the United States and Russia (the ‘‘Treaty’’). The Russian-based investee companies are subject to Russian Income Tax. United States (US) taxable income or losses recorded are reported on CTC Media, Inc.’s US Income tax return. The income tax rate effective in Russia was 24% in 2003, 2004 and 2005.

CTC Media, Inc.’s taxable revenues consist predominantly of dividends and interest paid by the owned-and-operated affiliate stations. Dividends distributed to CTC Media, Inc. are subject to a Russian withholding tax of 5% under the Treaty. Dividends distributed within Russia are subject to a withholding tax of 6% in 2003 and 2004, and 9% in 2005.

The reconciliation of the US statutory federal tax rate of 35% to the Company's effective tax rate is as follows:

	2003	2004	2005
Income tax expense at US statutory rates (35%)	$(12,654)	$(23,529)	$(29,635)
Non-off-settable gains (losses)	(272)	750	(4,836)
Non-deductible expenses	(3,089)	(799)	(1,368)
Equity in income of investee companies	108	250	202
Foreign exchange differences	(1,247)	(1,189)	540
Different foreign tax rates	4,352	7,129	10,534
Valuation allowance utilised	2,039	—	—
Foreign withholding tax	(160)	(936)	(1,436)
Other permanent differences	(266)	452	1,138
Tax expense	$(11,189)	$(17,872)	$(24,861)

Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes the major

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

components of the Company’s deferred tax assets and liabilities:

Deferred tax assets and liabilities	2004	2005
NOLs and tax loss carry forwards	$8,745	$2,911
PTI	—	3,975
Foreign tax credits	3,490	12,107
Programming rights	643	2,844
Cable network connections cost	1,095	1,043
Accrued agency commissions	1,870	284
Other deferred tax assets	9	432
Valuation allowance	(10,081)	(16,781)
Total deferred tax asset	$5,771	$6,815
Programming rights	$(747)	$—
Intangible assets	(11,425)	(9,369)
Property and equipment	(1,574)	(1,491)
Other deferred tax liabilities	(835)	(1,147)
Total deferred tax liability	$(14,581)	$(12,007)

The following table presents the Company’s deferred tax assets and liabilities as of December 31, 2004 and 2005 attributable to different tax paying components in different tax jurisdictions:

	2004	2005
Deferred tax assets:
US tax component	$11,700	$18,010
Foreign tax component	4,152	5,586
Valuation allowance	(10,081)	(16,781)
Total deferred tax asset	$5,771	$6,815
Deferred tax liabilities:
US tax component	$—	$—
Foreign tax component	(14,581)	(12,007)
Total deferred tax liability	$(14,581)	$(12,007)

As of December 31, 2005, the CTC Media, Inc. had net operating loss carryforwards (‘‘NOLs’’) for US income tax purposes of $5,509, resulting in potential deferred tax benefits of $1,928 (2004: $8,210). The NOLs expire in the period from 2014 to 2016.

In 2005 CTC Media, Inc. received loans from CTC Network, which resulted in a reduction in NOLs, as these loans are treated as deemed dividends for US tax purposes and are subject to US income tax. Future dividend distribution from CTC Network to CTC Media, Inc. in the amount of the previously taxed deemed dividend income (PTI) will not be taxed. As of December 31, 2005, the PTI potential deferred tax benefit amounted to $3,975 (2004: $0).

Foreign tax credits (‘‘FTCs’’) allow to decrease US income tax by the amount of appropriate foreign income and withholding taxes. The FTCs expire in the period from 2012 to 2015 and can be utilized after full utilization of the NOLs. As of December 31, 2005, the FTC potential deferred tax benefit amounted to $12,107 (2004: $3,490).

As of December 31, 2005, certain of the Company’s consolidated Russian subsidiaries had tax loss carryforwards of $4,096, resulting in potential deferred tax benefits of $983 (2004: $535). Tax loss carryforwards expire primarily in 2015. For Russian income tax purposes, the Company can use tax loss carry forwards for up to 10 years after the year when the loss was incurred. The relief may not exceed 50% of taxable income in any given year.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

As of December 31, 2005, the Company has recorded a valuation allowance due to the uncertainty of the realization of US NOLs of $0 (2004: $6,056), Russian tax loss carryforwards of $926 (2004: $535), PTI of 3,975 (2004: $0) and US foreign tax credits of $11,880 (2004: $3,490).

13.	STOCKHOLDERS’ EQUITY

As of December 31, 2003, 2004 and 2005, the Company’s outstanding share capital was as follows:

Type	2003	2004	2005
Common stock outstanding	77,084,800	83,970,400	72,824,800
Convertible preferred stock
Class A Senior preferred stock	35,664	35,664	35,276
Super Senior preferred stock	45,575	47,675	47,675
Total preferred stock outstanding	81,239	83,339	82,951

Recapitalization

On August 18, 2003, the capital stock of the Company was restructured. Each series and class of convertible preferred stock (other than the Class A Senior convertible preferred stock and Super Senior convertible preferred stock) was converted into common stock. The Company’s common stock was also subject to a consolidation pursuant to which each share of common stock outstanding was consolidated into 0.865 shares. The par value of the common stock, $0.01 per share, remained unchanged.

Taking the conversion rates applied to the various series and classes of convertible preferred stock together with the common stock consolidation that occurred on the same date but immediately following these conversions, the effective conversion rates and resulting number of shares of common stock in the recapitalization were as follows:

Type	Shares Outstanding Immediately Prior to Restructuring	Conversion Rate into Common Stock	Shares of Common Stock Resulting from Restructuring
Convertible preferred stock
Series A preferred stock	3,527	1:692.0	2,440,684
Series B preferred stock	8,360	1:692.0	5,785,120
Series C preferred stock	4,791	1:692.0	3,315,372
Series D preferred stock	90	1:692.0	62,280
Series F preferred stock	806	1:1,584.0	1,276,704
Series G preferred stock	1,380	1:792.0	1,092,960
Class B Senior preferred stock	43,041	1:906.0	38,995,146
Total	61,995		52,968,266

The Company accounted for the recapitalization of the capital stock as a redistribution among stockholders. The share quantities prior to the recapitalization were not retroactively restated for the change as the stockholders do not maintain equal ownership rights before and after the change.

The Company determined that the induced conversion value of the Class B senior preferred stock was less than the fair value of the Company’s common stock on the date of the recapitalization. A beneficial conversion charge of $8,474 was recorded on the date of the recapitalization resulting in an increase in the Company’s accumulated deficit and a corresponding increase in additional paid-in capital.

In addition, the Company determined that the recapitalization effectively resulted in the creation of a beneficial conversion feature for the Class A Senior and Super Senior preferred stockholders. The

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

beneficial conversion feature was recorded as a discount on the value of the preferred stock and an increase in additional paid-in capital. Because the preferred stock is immediately convertible, the Company fully amortized such beneficial conversion feature on the date of modification. As a result, a beneficial conversion charge of $461 was recorded on August 18, 2003.

Common Stock

The Company’s certificate of incorporation authorizes the Company to issue 160,000,000 shares of common stock and, as of December 31, 2005, 72,824,800 shares were issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters which stockholders generally are entitled to vote.

As of December 31, 2005, the Company had reserved shares of common stock for issuance as follows:

Common stock options	11,099,608
Conversion of Class A Senior convertible preferred stock	28,220,800
Conversion of Super Senior convertible preferred stock	38,140,000
Total	77,460,408

In October and November 2003, a former employee and a former director exercised options to purchase an aggregate of 1,391,200 shares of common stock for total consideration of $445.

On August 19, 2003, the Company issued 3,873,600 shares of common stock to an affiliate of Alfa in connection with a transaction that is more fully described in Note 4.

During 2004, both former and current employees and directors and/or their affiliated entities exercised options to purchase an aggregate of 4,906,400 shares of common stock for an aggregate consideration of $2,275.

During 2005, both former employees and current and former directors and/or their affiliated entities exercised options to purchase an aggregate of 1,827,200 shares of common stock for an aggregate consideration of $1,827.

On July 29, 2005, the Company repurchased from its stockholders an aggregate of 12,972,800 shares of its common stock for an aggregate consideration of $52,655 (net of $1,688 of aggregate exercise prices paid upon the exercise of options by former directors and employees to buy shares that were immediately thereafter repurchased by the Company).

Stock Splits

On August 20, 2004, a 200-for-one stock split was effected with respect to the Company's common stock. Concurrently, the conversion terms of the Class A Senior preferred stock and Super Senior preferred stock were increased from 1:1 to 1:200. On March 2, 2006 a further four-for-one stock split was effected with respect to the Company’s common stock. Concurrently with this later stock split, the conversion terms of the Class A Senior preferred stock and Super Senior preferred stock were increased from 1:200 to 1:800 (Note 17). All references in the accompanying consolidated financial statements and notes to share and per share amounts have been retroactively adjusted to reflect these changes.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Convertible Preferred Stock

As of December 31, 2003, the authorized and outstanding convertible preferred stock of the Company (excluding an option to purchase 2,100 shares of Super Senior preferred stock) is as follows:

Type	Shares Authorized	Shares Issued	Conversion Rate into Common Stock	Liquidation priority	Liquidation preference
Class A Senior preferred stock	40,000	35,664	1:800	—	$—
Super Senior preferred stock	50,000	45,575	1:800	1	65,171
Total	90,000	81,239			$65,171

As of December 31, 2004, the authorized and outstanding convertible preferred stock of the Company is as follows:

Type	Shares Authorized	Shares Issued	Conversion Rate into Common Stock	Liquidation priority	Liquidation preference
Class A Senior preferred stock	40,000	35,664	1:800	—	$—
Super Senior preferred stock	50,000	47,675	1:800	1	68,175
Total	90,000	83,339			$68,175

As of December 31, 2005, the authorized and outstanding convertible preferred stock of the Company is as follows:

Type	Shares Authorized	Shares Issued	Conversion Rate into Common Stock	Liquidation priority	Liquidation preference
Class A Senior preferred stock	40,000	35,276	1:800	—	$—
Super Senior preferred stock	50,000	47,675	1:800	1	68,175
Total	90,000	82,951			$68,175

During 2003, the Company issued 353 shares of its Class B Senior convertible preferred stock to a programming distributor pursuant to a programming-for-equity agreement that the Company entered into in October 1997. Programming acquired under this arrangement is recognized at the estimated fair value of the programming received. This agreement was terminated in 2003 and the Company is not obligated to issue any further shares pursuant to it. On August 18, 2003, these shares were converted to common stock in connection with the recapitalization.

On August 19, 2003, the Company issued 36,432 shares of Super Senior convertible preferred stock to an affiliate of Alfa in connection with a transaction that is more fully described in Note 4.

On August 13, 2004, an affiliate of a director exercised an option to purchase 2,100 shares of Super Senior preferred stock for a total consideration of $895.

On July 29, 2005, the Company repurchased from its stockholders an aggregate of 388 shares of Class A Senior preferred stock of an aggregate consideration of $1,300.

Dividends

Dividends may be paid on the outstanding convertible preferred stock out of any funds legally available when declared by the Board of Directors. Holders of common stock and convertible preferred stock participate pro rata in any dividends or other distributions declared by the Board. Holders of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their respective shares of convertible preferred stock could then be converted.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, each holder of Super Senior preferred stock will be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of any other class or series of stock by reason of their ownership thereof, the amount of $1,430 for each share of Super Senior preferred stock, together with all accrued and unpaid dividends thereon. After payment in full of the preferential amount payable to the holders of the Super Senior preferred stock, the remaining assets are to be distributed ratably among the holders of the common stock and the Class A Senior preferred stock (on an as-if-converted to common stock basis).

Conversion

Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance as set forth in the table above. The conversion rate for each convertible preferred stock is subject to proportional adjustments for splits and reverse splits and the conversion rate for the Super Senior preferred stock is also subject to adjustment for dilutive issuances, as defined.

Each share of convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion rate concurrent with a firm underwritten public offering with net proceeds to the Company of not less than $25 million with a per share of common stock price of not less than $1.79 per share.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Stock Options

The Company has granted options to its employees, consultants and member of its Board of Directors pursuant to its 1997 Stock Option/Stock Issuance Plan and its 1992 Stock Option Plan, as well as pursuant to individual option agreements that are described in more detail below.

The following table summarizes option activity for the Company:

	Common Stock Options		Class B Senior Preferred Stock Options		Super Senior Preferred Stock Options
	Quantity	Weighted Average Exercise Price	Quantity	Weighted Average Exercise Price	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2002	10,020,000	$1.23	3,755	$1,261	2,100	$426
Prior to recapitalization:
Granted	3,703,200	0.91	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(2,800,000)	3.26	—	—	—	—
Expired	—	—	—	—	—	—
Recapitalization adjustments:
Conversion of Class B Senior preferred	3,400,800	1.58	(3,755)	1,261	—	—
Common stock consolidation	(1,488,800)	0.55	—	—	—	—
Subsequent to recapitalization:
Granted	9,326,400	—	—	—	—	—
Exercised	(1,391,200)	0.32	—	—	—	—
Cancelled	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Outstanding as of December 31, 2003	20,770,400	$1.18	—	—	2,100	$426
Granted	376,604	3.98	—	—	—	—
Exercised	(4,906,400)	0.47	—	—	(2,100)	$426
Cancelled	—	—	—	—	—	—
Expired	(3,587,200)	1.52	—	—	—	—
Outstanding as of December 31, 2004	12,653,404	$1.44	—	—	—	—
Granted	376,604	3.98	—	—	—	—
Exercised	(1,827,200)	1.00	—	—	—	—
Cancelled	—	—	—	—	—	—
Expired	(103,200)	0.79	—	—	—	—
Outstanding as of December 31, 2005	11,099,608	$1.61	—	—	—	—

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Stock options were exercisable as follows:

	Common Stock Options		Super Senior Preferred Stock Options
	Quantity	Weighted Average Exercise Price	Quantity	Weighted Average Exercise Price
As of December 31, 2003	10,212,000	$0.97	2,100	$426
December 31, 2004	4,899,200	$1.16	—	—
December 31, 2005	9,452,020	$1.49	—	—

The following table summarizes information about common stock options outstanding as of December 31, 2005:

Exercise Prices at December 31, 2005	Options Outstanding		Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Number Exercisable
$0.56	34,400	1.2	34,400
$0.63	64,000	7.3	64,000
$0.70	359,200	1.2	359,200
$0.79	362,400	2.0	362,400
$1.19	4,663,200	7.7	4,094,400
$1.38	200,000	7.3	200,000
$1.79	4,663,200	7.7	4,094,400
$3.98	753,208	9.1	243,220

The restructuring of the Company’s capital stock on August 18, 2003 did not affect the underlying exercise price of the Company’s outstanding options.

In accordance with SFAS No. 123, the Company recorded compensation expense associated with issuance of common stock options and the replacement of the Class B Senior preferred stock of $222 in 2003 as such options were fully vested. The additional option value represented the difference between the fair value of the new options immediately after the modification and the intrinsic value of the cancelled options immediately before the modification as the cancelled options had been previously measured under APB No. 25.

The	1997 Stock Option/Stock Issuance Plan

The 1997 Stock Option/Stock Issuance Plan (the ‘‘1997 Plan’’) provides for the issuance of a maximum of 3,460,000 shares of common stock to employees, consultants and members of the Board of Directors. The 1997 Plan consists of two separate equity programs: the option grant program, under which eligible participants may be granted options to purchase shares of common stock; and the stock issuance program, under which eligible participants may be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company. For both programs, the exercise or purchase price was historically fixed by the Company’s Board of Directors and, in the future, will be fixed by the Compensation Committee of the Board of Directors.

Under the option grant program, the option exercise price per share may not be less than 85% of the fair market value per share of common stock on the option grant date for nonqualified options or 100% of fair market value for incentive stock options. If the person to whom the option is granted is a holder of 10% or more of common stock, then the exercise price per share shall not be less than 110% of fair market value per share of common stock on the option grant date.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Under the stock issuance program, the purchase price per share may not be less than 85% of the fair market value per share of common stock on the issue date. If the person purchasing the common stock is a holder of 10% or more of common stock, then the purchase price per share shall not be less than 110% of fair market value per share of common stock on the issue date.

The maximum term of an option granted under the 1997 Plan may not exceed ten years. The 1997 Plan expires at midnight on May 14, 2007. After its expiration, no further grants can be made under the 1997 Plan but the vesting and effectiveness of options previously granted will remain unaffected.

In November 2004, the Company granted an option to an officer of the Company to purchase 376,604 shares of common stock at an exercise price of $3.98. In April 2005, the Company granted an option to an officer of the Company to purchase 376,604 shares of common stock at an exercise price of $3.98.

The following assumptions were used in the option-pricing model:

	2004	2005
Risk free interest rate	3.13%	3.76%
Expected option life (years)	4	4
Expected dividend yield	—	—
Volatility factor	0%	0%
Weighted-average grant date fair value of options (per share)	$0	$0.84

As of December 31, 2005 there were outstanding options to purchase 1,495,608 shares of common stock at a weighted average exercise price of $2.37 granted under the 1997 Plan’s option grant program and issuances of an aggregate of 56,000 shares under the 1997 Plan’s stock issuance program. As of December 31, 2005 options to purchase 588,000 shares had been exercised under the 1997 Plan at a weighted average exercise price of $0.71. To date, the exercise price of all options granted have been at or above the estimated fair market value of the shares at the grant date, as determined by the Company’s Board of Directors.

The 1992 Stock Option Plan

The 1992 Stock Option Plan (the ‘‘1992 Plan’’) provided for the grant of options to purchase a maximum of 5,189,600 shares of common stock to employees, consultants and members of the Board of Directors. The 1992 Plan expired in October 2002. As a result, no further grants can be made under this plan but the vesting and effectiveness of options previously granted are unaffected by the expiration of the 1992 Plan.

In 1992 the Company granted to a former officer of the Company an option to purchase 186,400 shares of common stock at an exercise price of $0.56. The option expired at September 14, 2004 without being exercised.

As of December 31, 2005 there were options to purchase 13,600 shares outstanding under the 1992 Plan at a weighted average exercise price of $0.70. In addition, as of such date, options to purchase 3,908,800 shares of common stock at a weighted average exercise price of $0.35 had been exercised. All options granted under the 1992 Plan were granted at the estimated fair market value of the shares at date of grant as determined by the Company’s Board of Directors.

CEO Stock Appreciation Rights

In September 2003, the Company granted to Alexander Rodnyansky, its Chief Executive Officer and the General Director of the CTC Network, stock appreciation rights (‘‘SAR’’) to purchase a total of 9,326,400 shares of common stock. The exercise price applicable to the purchase of 50% of those shares is $1.19 per share and the exercise price for the remaining shares is $1.79 per share. The SAR vests

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

quarterly over a three-year period that commenced on June 30, 2003, subject to the achievement of specified performance criteria prior to the expiration of the option. All of the performance criteria have been achieved. As a result, as of December 31, 2005, Mr. Rodnyansky’s option is exercisable to purchase 8,188,800 shares of common stock at a weighted average exercise price of $1.49 per share. Upon exercise of the SAR, the Company has the option to settle its obligation by issuing common shares, paying cash, or any combination. The SAR expires on September 15, 2013.

As of the grant date the Company expected that all the rights under the SAR will vest. The Company's compensation expense was measured at the grant date and is being recognized over the graded vesting period of the rights under the SAR. The Company determined the fair value of the SAR using the minimum value method. The Company expensed $2,166, $1,082 and $416 as a component of stock-based compensation in the accompanying consolidated statements of income in 2003, 2004 and 2005, respectively.

The following assumptions were used in the SAR-pricing model:

2003
Risk free interest rate	2.16%
Expected option life (years)	3
Expected dividend yield	—
Volatility factor	0%
Weighted-average grant date fair value of SAR (per share)	$0.40

Director Stock Options

During 2003, the Company granted options to purchase an aggregate of 3,200,000 shares of common stock to one of its directors and affiliates of two other directors. Two of these grants were made in connection with consulting agreements. The weighted average exercise price of these option grants was $0.91 per share. In connection with these grants, one director and an affiliate of another director agreed to cancel existing options to purchase 2,420,800 shares of common stock at a weighted average exercise price of $3.26 per share. The Company attributed the grant of the options to past services and expensed the $2,704 estimated value of these options in 2003. During 2004, as described above, these options were exercised to purchase 1,876,000 shares of common stock at a weighted average exercise price of $0.63. In July 2005, these options were exercised to purchase a further 1,060,000 shares of common stock at a weighted average purchase price of $1.33 per share. As of December 31, 2005, all of the remaining options were fully vested. The remaining options expire on April 16, 2013.

The following assumptions were used in the option-pricing model:

2003
Risk free interest rate	2.15%-3.98%
Expected option life (years)	3-10
Expected dividend yield	—
Volatility factor	0%, 100%
Weighted-average grant date fair value of options (per share)	$1.46

The Company’s capital stock was not publicly traded on the date of grant. Volatility of the stock price for non-employees was made based on management’s consideration of other companies having similar characteristics, primarily emphasizing those companies operating in Russia. The fair values of employee stock options have been determined using the minimum value method.

In January 1999, the Company granted an option to purchase 2,100 shares of Super Senior preferred stock at an exercise price of $426 per share to one if its directors. The option became fully vested on June 30, 2000. In August 2004, this option was fully exercised.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Option Grant to Officer

On January 6, 1997, the Company granted to an officer of the Company an option to purchase an aggregate of 7,350 shares of Class B Senior preferred stock at a weighted average exercise price of $2,189 per share. In April 1999, the officer left the service of the Company and vesting of his option ceased. At that time, the option was exercisable to purchase 3,755 shares of Class B Senior preferred stock at a weighted average exercise price of $1,261 per share. In connection with the restructuring of the Company’s capital stock on August 18, 2003, this option became a right to purchase 3,400,800 shares of common stock. The option expired on January 6, 2004, without being exercised.

14.	RELATED-PARTY TRANSACTIONS

Transactions with Principal Stockholders

Prior to August 19, 2003, Alfa owned 25% plus two shares of the issued share capital of CTC Network. Alfa extended loans to CTC Network at interest rates ranging from 10% to 15% per annum. During 2003, the maximum amount of the outstanding principal of these loans was $10,755 (including interest). CTC Network incurred interest expense of $899 in 2003. All of the rights to the Alfa loans that were outstanding as of August 2003 were assumed by CTC Media, Inc. in connection with its repurchase of Alfa’s 25% interest in CTC Network, as described in Note 4.

In 2004 and 2005, the Company entered into term loan and credit line arrangements with Alfa Bank, as described in Note 11.

The Company has entered into a series of letter agreements with Alfa for consulting services when it engages in tenders for new broadcasting licenses or negotiates to acquire a new owned-and-operated affiliate television station. Under these agreements, the Company incurred and capitalized as part of the purchase price of the related television stations, success fees in the total amount of $1,400 in 2003, $0 in 2004 and $350 in 2005.

To facilitate the purchase of programming rights the Company uses a company incorporated in Cyprus, which was affiliated with Alfa until May 2004. The affiliate purchases the programming from the distributors and the Company repurchases the programming from the affiliate. In May 2004 the Company purchased 100% interest in Cyprus Company from Alfa for $10.

In 2003, 2004 and 2005 the Company licensed $1,508, $1,273 and nil respectively, in Russian-produced television programming from OOO Gamma Film, an affiliate of Alfa. As of December 31, 2005, the Company recognized deferred revenue of $500 in relation to cash received for programming that will be sold to Gamma in 2006.

In 2005, the Company received advertising revenues from Alfa of $247.

Alfa Bank has opened three unsecured letters of credit in favor of a programming distributor to guarantee the Company’s obligations under licensing agreements. Alfa Bank’s commissions and fees in respect of these letters of credit amounted to $0, $198 and $244 in 2003, 2004 and 2005, respectively.

The Company maintains certain of its cash balances with Alfa Bank. Alfa Bank charged commissions for banking services of $43, $62 and $163 in 2003, 2004 and 2005, respectively. Interest income paid to the Company by Alfa Bank amounted to $65, $129 and $128 in 2003, 2004 and 2005, respectively.

The Company has previously engaged the company Shared Value Limited to provide investor relations and corporate public relations services. The engagement of Shared Value Limited was terminated in 2005. The beneficial owners of a company that owns a significant stake in Shared Value Limited also have interests in companies that own significant stakes in Modern Times Group MTG AB, an affiliate of one of our principal stockholders. The fees amounted to $118 and $52 in 2004 and 2005, respectively.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Directors

In each of 2003, 2004 and 2005 two members of the Board of Directors were paid for consulting services provided to the Company and recharged the Company for certain expenses they incurred in connection with the provision of these consulting services. The aggregated consulting fees incurred amounted to $580, $522 and $471, respectively.

In 2003, the Company granted to one of its directors and affiliates of two other directors options to purchase shares of common stock. See Note 13 for a description of these options.

Chief Executive Officer

The Company’s CEO has an interest in an entity to which the Company sells programming and from which the Company acquires programming. In 2003, 2004 and 2005, the Company sold programming to this entity in the amounts of $442, $141 and $2,599, respectively. Deferred revenue relating to cash received for programming that will be sold in 2006 amounted to $922 as of December 31, 2005. In 2004 and 2005, the Company acquired programming in the amounts of $756 and $667, respectively.

In 2003, 2004 and 2005, the Company obtained design services from a subsidiary of an entity in which the CEO has an interest. The aggregate fees amounted to $131.

The CEO has served as one of the producers of a number of cinema releases, which the Company has acquired. The CEO has not received compensation for his services as producer of such films.

15.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase programming rights, for which the license period has not started or the underlying program is not yet available. As of December 31, 2005, such commitments amounted to $ 69,261. The Company is to pay $55,546, $10,586, $3,129 in 2006, 2007 and 2008, respectively, under these commitments.

The Company has commitments to purchase property and equipment. As of December 31, 2005, such commitments amounted to $816. The Company is to pay $754 and $62 in 2006 and 2007, respectively, under these commitments.

Operating leases

The Company has several cancelable operating leases for satellite transponders and office space with terms ranging from one to eleven years.

Total lease expense was $2,445, $3,105 and $3,946 in 2003, 2004 and 2005, respectively.

Concentrations

Revenues

National television advertising in Russia is generally not placed directly with channels or networks. Instead, two ‘‘sales houses,’’ Video International and a sales house affiliated with a competitor control the placement of virtually all national television advertising in Russia. The Company has agreements with Video International under which Video International serves as the Company’s exclusive sales house for the placement of national advertising on CTC and Domashny Networks.

The Company’s agreements with Video International extend through December 2007 and December 2009 for CTC Network and Domashny Network, respectively, subject to certain early

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

termination provisions. The CTC Network agreement includes a right for either party to terminate without paying compensation on January 1, 2007. A disruption in the relationship with Video International or early termination of the agreements could have a material adverse effect on the Company’s business, financial condition and results of operations. Management believes the likelihood of the agreements being terminated is remote.

The Company’s revenues sold through Video International account for 72% of total operating revenues of $95,556 in 2003, 72% of total operating revenues of $155,567 in 2004 and 71% of total operating revenues of $237,477 in 2005. This percentage is expected to grow in 2006 (Note 17).

Acquisitions of programming rights

The Company’s acquisitions of programming rights from a single supplier, account for 2%, 22% and 23% of total programming rights acquired in 2003, 2004 and 2005.

Tax Matters

The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax system, the Company's final Russian taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2004 and 2005. This is due to a combination of the evolving tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. The tax authorities have also aggressively assessed material tax assessments on Russian businesses, at times without a clear legislative basis. As of December 31, 2004 and 2005, the Company included accruals for tax contingencies totaling $3,206 and $2,019 as a component of accrued liabilities. The main part of the amounts reversed relates to the reversal of $768 of tax contingency accrual recorded in the initial purchase price allocation for the acquisition of OAO Teleexpress (Moscow) which was accounted for as a reduction of goodwill.

The following table summarizes the changes in the accrual for tax contingencies for the years ended December 31, 2003, 2004 and 2005.

	2003	2004	2005
Balance, beginning of period	$220	$338	$3,206
Additions	118	2,868	234
Amounts used	—	—	(345)
Amounts reversed	—	—	(1,076)
Balance, end of period	$338	$3,206	$2,019

The amounts included in the accompanying consolidated statements of income for the years ended December 31, 2003, 2004, 2005 were $118, $158 and $8, respectively. The remaining amounts included in additions and amounts reversed relate to acquisitions and accordingly were included as part of the purchase price allocations. Additionally, the Company has identified possible tax contingences, which are not accrued. Such possible tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2005, management estimates such tax contingencies to be approximately up to $4.5 million.

It is the opinion of management that ultimate resolution of the Company’s tax liabilities, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with taxes, it is possible that the Company’s future operations or cash flows could be materially affected in a particular period.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Broadcast Licenses

All of the Company’s affiliate television stations, including those that are owned-and-operated, are required to have broadcast and other operating licenses. Only a limited number of such licenses are available in each locality. These licenses generally require renewal every five years.

The broadcast licenses of affiliate stations contain various restrictions and obligations, including requirements that at least 50% of the programming shown constitute ‘‘Russian content’’. Certain affiliates may not have always been in compliance with this requirement. If the terms of a license are not fulfilled, or if a television station violates Russian legislation or regulations, the license may be suspended or terminated. Management believes that the probability of initiation of action against any material affiliate is remote.

Net Assets Position in Accordance with Statutory Requirements

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate.

ZAO New Channel, OAO Teleexpress and some other regional entities have had, and continue to have, negative equity as reported in each of their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote. However, if such actions were taken, it could have a material adverse effect on the Company's results of operations, financial position and operating plans.

Russian Environment and Current Economic Situation

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls that cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal and economic reforms.

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

16.	SEGMENT INFORMATION

The Company operates in four business segments — CTC Network, Domashny Network, CTC Television Station Group, Domashny Television Station Group. The Company has presented its business segments consistent with the information used by the chief operating decision maker to manage the operations for purposes of making operating decisions and allocating resources. The Company evaluates performance based on the operating income of each segment, among other performance measures.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	Year Ended December 31, 2003
	CTC Network	Domashny Network	CTC Station Group	Domashny Station Group	Business segment results	Eliminations and other	Consolidated results
Operating revenue	71,971	—	23,924	—	95,895	(339)	95,556
Operating income	33,090	—	11,367	—	44,457	(8,109)	36,348
Total assets	56,543	—	17,799	—	74,342	104,950	179,292
Capital expenditures	(991)	—	(1,089)	—	(2,080)	(18)	(2,098)
Depreciation and amortization	(811)	—	(1,526)	—	(2,337)	(801)	(3,138)
Amortization of programming rights	(23,502)	—	(929)	—	(24,431)	(252)	(24,683)

	Year Ended December 31, 2004
	CTC Network	Domashny Network	CTC Station Group	Domashny Station Group	Business segment results	Eliminations and other	Consolidated results
Operating revenue	115,288	—	37,712	2,955	155,955	(388)	155,567
Operating income	57,040	—	16,484	(1,799)	71,725	(9,166)	62,559
Total assets	136,721	—	34,454	67,380	238,555	54,666	293,221
Capital expenditures	(2,112)	—	(3,955)	(484)	(6,551)	986	(5,565)
Depreciation and amortization	(786)	—	(2,948)	(2,059)	(5,793)	(2,169)	(7,962)
Amortization of programming rights	(41,647)	—	(2,249)	(798)	(44,694)	(521)	(45,215)

	Year Ended December 31, 2005
	CTC Network	Domashny Network	CTC Station Group	Domashny Station Group	Business segment results	Eliminations and other	Consolidated results
Operating revenue	168,669	9,346	51,741	7,761	237,517	(40)	237,477
Operating income	83,842	(7,248)	27,961	(6,403)	98,152	(7,965)	90,187
Total assets	184,841	5,613	40,998	63,887	295,339	(21,642)	273,697
Capital expenditures	(1,743)	(556)	(2,005)	(1,434)	(5,738)	(91)	(5,829)
Depreciation and amortization	(1,111)	(370)	(3,865)	(6,455)	(11,801)	(2,119)	(13,920)
Amortization of programming rights	(66,811)	(9,291)	(2,643)	(440)	(79,185)	(209)	(79,394)

‘‘Eliminations and other’’ column principally includes the activities of the corporate headquarters and eliminations of inter-company transactions.

The Company operates within one geographic region — Russia and has substantially all revenues from television advertising.

17.	SUBSEQUENT EVENTS

Stock Split

On March 2, 2006 a four-for-one stock split was effected with respect to the Company’s common stock. Concurrently with this stock split, the conversion terms of the Class A Senior preferred stock and Super Senior preferred stock were increased to 1:800. All references in the accompanying consolidated financial statements and notes to share and per share amounts have been retroactively adjusted to reflect these changes.

CTC MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Initial Public Offering

The Company intends to file a registration statement with the Securities and Exchange Commission to register shares of the Company’s common stock in connection with a proposed initial public offering. Based on the Company’s outstanding shares as of December 31, 2005, if the proposed IPO closes, all the convertible preferred stock outstanding will automatically convert into 66,360,800 shares of common stock.

Change in the functional currency

As a result of a change in the contractual arrangement with Video International that took place in January 2006, our 2006 revenues will be primarily denominated in rubles. Accordingly we reevaluated the functional currency criteria under SFAS 52 and determined that beginning in 2006, our functional currency is the ruble.

New agreement with Video International

Effective January 1, 2006, Video International began acting as the exclusive sales house for the placement of local television advertising for substantially all of the stations in the Television Station Groups. In connection with engaging Video International to be the exclusive advertising sales house for substantially all of the owned-and-operated stations in our Television Station Groups, the Company decreased the headcount of the sales and support personnel in the first quarter of 2006, resulting in $638 in severance costs that were expensed in 2005 in accordance with SFAS No. 146.

18.	EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

In April 2006, the Company acquired a 51% interest in two stations located in Barnaul for cash consideration of $7,000, or $3,500 for each station.

In April 2006, the Company acquired a 100% interest in one station located in Samara for a total purchase price of $11,500, consisting of $11,124 in cash consideration and $376 in debt assumed.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses, other than underwriting discounts and commissions, to be incurred and paid by CTC Media in connection with the offering described in this Registration Statement. All amounts are estimates, other than the registration fee and the NASD fee.

Securities and Exchange Commission registration fee	$18,725
NASDAQ National Market application and entry fee	$100,000
National Association of Securities Dealers, Inc. filing fee	$18,000
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. CTC Media has included such a provision in its certificate of incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to CTC Media or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law. Our certificate of incorporation provides that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

The indemnification provisions contained in our certificate of incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. The common stock numbers below have been restated to give effect to the restructuring of our capital stock described below, the 200-for-1 stock split effected in August 2004 and the further 4-for-1 stock split effected on March 2, 2006.

Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(a) Issuances of Capital Stock.

1.  On August 18, 2003, the Registrant’s capital stock was restructured. Prior to the recapitalization, the Registrant had 10 separate series and classes of shares outstanding, each of which had different rights and preferences. Following the recapitalization, in which most of the Registrant’s preferred stockholders converted their shares into common stock, the Registrant had only three classes of stock outstanding, common stock and two classes of preferred stock. The two remaining classes of preferred stock will be converted into common stock immediately prior to the closing of this offering. The recapitalization was effected in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 3(a)(9). No commission or other remuneration was paid or given directly or indirectly for soliciting the stockholder consents for this recapitalization.

2. On August 19, 2003, the Registrant issued 3,873,600 shares of common stock and 36,432 shares of Super Senior preferred stock to Alfa Capital Holdings (Cyprus) Ltd., a Cyprus limited liability company that is an affiliate of Alfa Bank, in exchange for a 25% plus two shares interest in the CTC Network, $5.2 million in cash and the assignment of $10.4 million of indebtedness. The issuance of these securities was made pursuant to Regulation S of the Securities Act. Alfa Capital Holdings (Cyprus) Ltd. received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

3. On April 19, 2004, the Registrant issued an aggregate of 1,979,200 shares of common stock to two minority stockholders of its Moscow owned-and-operated station in exchange for a 5% interest in that affiliate. The issuance of these shares to the minority stockholders was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof. Each minority stockholder represented to the Registrant in connection with the share exchange that he or it was an accredited investor and was acquiring the shares for investment and not distribution and that he or it could bear the risks of the investment. The minority stockholders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

No underwriters were involved in the foregoing sales of securities.

(b) Stock Option Grants.

1.  On April 17, 2003, the Registrant granted an affiliate of Peter Gerwe, its founder and one of its directors until the closing of this offering, an option to purchase 2,000,000 shares of common stock at a weighted average exercise price of $1.00 per share. This option has been fully exercised.

2. On April 17, 2003, the Registrant granted to Myron A. Wick III, who served as one of its directors until this closing of this offering, an option to purchase 400,000 shares of common stock at a weighted average exercise price of $1.00 per share. The option is fully vested and will expire on April 16, 2013. Mr. Wick partially exercised this option to purchase 136,000 shares of common stock at an exercise price of $0.63 per share.

3. On September 16, 2003, the Registrant granted to Alexander Rodnyansky, our Chief Executive Officer, a stock appreciation right with respect to 9,326,400 shares of our common stock at a weighted average exercise price of $1.49 per share. We can elect to satisfy the stock appreciation right through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price. The stock appreciation right vests quarterly over a three-year period that commenced on June 30, 2003. Vesting was also subject to the achievement of specified performance criteria which have been achieved. In connection with this offering, Mr. Rodnyansky will exercise the stock appreciation right with respect to 3,108,800 shares. CTC Media will settle such exercise by the issuance of the same number of shares to him and he will sell such shares in this offering. The stock appreciation right expires on September 15, 2013.

4. In 2004 and 2005, the Registrant granted options pursuant to its 1997 Plan to two of its executive officers to purchase an aggregate of 753,208 shares of common stock at an exercise price of $3.98 per share. In connection with this offering, these officers will exercise their options to purchase an aggregate of 329,524 shares, which shares will be sold in this offering.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were or will be issued either pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1	Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed as of August 18, 2003
3.2	Certificate of Amendment of Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed August 19, 2004
3.3	Certificate of Amendment of Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed March 2, 2006
3.4**	Form of Restated Certificate of Incorporation of CTC Media, to become effective upon the closing of this offering
3.5	Restated Bylaws of CTC Media, as in effect as of March 6, 2006
3.6**	Form of Restated Bylaws of CTC Media, to become effective upon the closing of this offering
4.1*	Specimen Certificate evidencing shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1++	1992 Stock Option Plan
10.2++	1997 Stock Option/Stock Issuance Plan
10.3++	Stock Option Agreement, dated January 1, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and John T. Healy (the "Healy Option")
10.4++	Letter Agreement dated August 10, 2004 amending the Healy Option

Exhibit No.	Description
10.5++	Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and International Media Ventures Incorporated
10.6++	Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Myron A. Wick III
10.7++	Amended and Restated Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Myron A. Wick III
10.8++	Share Appreciation Rights Agreement, dated September 16, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alexander Rodnyansky
10.9++	Amended and Restated Notice of Grant of Stock Option dated January 30, 2006 to Nilesh Lakhani (Non-Statutory Stock Option) and related Stock Option Agreement
10.10++	Amended and Restated Notice of Stock Option Grant dated January 30, 2006 to Nilesh Lakhani (Incentive Stock Option) and related Stock Option Agreement
10.11++	Notice of Grant of Stock Option dated April 28, 2005 to Vladimir Hanumyan and related Stock Option Agreement
10.12++	Amended and Restated Employment Agreement, dated as of January 31, 2006, by and between CTC Media and Nilesh Lakhani
10.13++*	Employment Agreement, dated 2006, by and between CTC Media and Vladimir Sergeevich Hanumyan
10.14++*	Employment Agreement, dated 2006, by and between CTC Media and Alexander Rodnyansky
10.15++	Amended and Restated Employment Agreement, dated November 28, 2005 between CTC Media and Leigh Sprague
10.16++*	Employment Agreement of Sergey Petrov
10.17++	Amended and Restated Consulting Agreement dated July 1, 1999, by and between CTC Media, (f/k/a StoryFirst Communications, Inc.) and International Media Ventures Incorporated
10.18++	Amended and Restated Consulting Agreement dated July 1, 2000, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and The H.A.M. Media Group LLC
10.19	Advertising Sales Agreement (Agreement #TC-3/0100) dated as of December 31, 2000, as amended December 21, 2004 by and between CTC and CJSC TSV (Video International) (English translation)
10.20	Advertising Sales Agreement (Agreement # EM-22/0205 dated as of February 24, 2005 by and between Domashny and CJSC Ad Media (Video International) (English translation)
10.21**†	Advertising Sales Agreement dated as of January 30, 2006, by and between CTC Media Video International and Video International Trend (English translation)
10.22**	Form of Advertising Sales Agreement by and between Video International Trend and local owned-and-operated station (English translation)
10.23	Stock Purchase Agreement dated July 29, 2003 by and between CTC Media and Alfa Capital Holdings (Cyprus) Limited
10.24	Agreement dated July 29, 2003 by and among CTC Media, OJSC Alfa Bank and Merrow Ventures Limited
10.25	Assignment of Indebtedness dated August 19, 2003 between CTC Media and Alfa Capital Holdings (Cyprus) Limited
10.26	Letter Agreement dated January 1, 2003 by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alfa Bank
10.27	Letter agreement, dated February 4, 2004, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alfa Bank
10.28	Loan Agreement dated July 22, 2005 by and between OJSC Alfa Bank and CTC (English translation)
10.29	Loan Agreement dated July 29, 2005 by and between OJSC Alfa Bank and CTC (English translation)
10.30**	Pledge Agreement No. 96073/z dated July 22, 2005 by and between CTC Media and Alfa Bank (English translation)

Exhibit No.	Description
10.31**	Pledge Agreement No. 96144/z dated July 29, 2005 by and between CTC Media and Alfa Bank (English translation)
10.32**	Loan Agreement dated September 3, 2004 by and between OJSC Alfa Bank and CTC (English translation)
10.33**	Pledge Agreement No. 93227/z dated September 3, 2004 by and between CTC Media (f/k/a Story First Communications, Inc.) and Alfa Bank (English translation)
10.34	Stock Purchase Agreement relating to shares of CTC Media dated as of July 28, 2005 among CTC Media and certain of its stockholders
10.35	Share Purchase Agreement dated September 7, 2004 by and between Haywood Capital Limited and CTC (English translation)
10.36	Share Purchase Agreement dated September 15, 2004 by and between Haywood Capital Limited and CTC (English translation)
10.37	Share Purchase Agreement dated September 9, 2004 by and between Haywood Capital Limited and CTC Media (English translation)
10.38**	Share Purchase Agreement dated September 2, 2004 by and between AZO RocT.s. and ZAO CTC Region (English translation)
10.39*	Stockholders Agreement dated 2006 by and among CTC Media, MTG Broadcasting AB, Alfa Capital Holdings (Cyprus) Ltd, Cavendish Nominees and Sector Investment Holding Company Limited
10.40*	Registration Rights Agreement, dated 2006 by and among CTC Media and certain of its stockholders
10.41++	Form of indemnification agreement between CTC Media and each of its directors and executive officers
10.42	Non-Residential Premises Lease Agreement between All-Russian Scientific and Researching Institute of TV and Broadcasting and CTC (English translation)
10.43**	Form of Registration Rights Agreement between CTC and certain of its stockholders
21.1	Subsidiaries of CTC Media
23.1**	Consent of Ernst & Young LLC, Independent Registered Public Accounting Firm
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-8)
99.1**	Consent of Tamjid Basunia to be named as a director of CTC Media, Inc.
99.2**	Consent of Charles Burdick to be named as a director of CTC Media, Inc.
99.3**	Consent of Werner Klatten to be named as a director of CTC Media, Inc.
99.4**	Consent of Vagan Abgaryan to be named as a director of CTC Media, Inc.
99.5**	Consent of Squire, Sanders & Dempsey (Moscow) LLC.

*	To be filed by amendment.

**	Filed herewith. All other exhibits previously filed, unless otherwise indicated.

++	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow on April 11, 2006.

CTC MEDIA, INC.

By:	/s/ ALEXANDER RODNYANSKY Alexander Rodnyansky Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ALEXANDER RODNYANSKY	Chief Executive Officer (Principal Executive Officer)	April 11, 2006

Alexander Rodnyansky

/S/ NILESH LAKHANI	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	April 11, 2006

Nilesh Lakhani

*	Director	April 11, 2006

Hans-Holger Albrecht

*	Director	April 11, 2006

Peter Aven

*	Director	April 11, 2006

Maria Brunell

*	Director	April 11, 2006

Michael J. Calvey

*	Director	April 11, 2006

Peter E. Gerwe

*	Director	April 11, 2006

Kaj Gradevik

*	Director	April 11, 2006

John T. Healy

*	Director	April 11, 2006

Elena Ivashentseva

*	Director	April 11, 2006

Oleg Sysuev

*	Director	April 11, 2006

Myron A. Wick III

*By:	/S/ NILESH LAKHANI	April 11, 2006
Nilesh Lakhani
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1	Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed as of August 18, 2003
3.2	Certificate of Amendment of Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed August 19, 2004
3.3	Certificate of Amendment of Restated Certificate of Incorporation of CTC Media (f/k/a StoryFirst Communications, Inc.) filed March 2, 2006
3.4**	Form of Restated Certificate of Incorporation of CTC Media, to become effective upon the closing of this offering
3.5	Restated Bylaws of CTC Media, as in effect as of March 6, 2006
3.6**	Form of Restated Bylaws of CTC Media, to become effective upon the closing of this offering
4.1*	Specimen Certificate evidencing shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1++	1992 Stock Option Plan
10.2++	1997 Stock Option/Stock Issuance Plan
10.3++	Stock Option Agreement, dated January 1, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and John T. Healy (the "Healy Option")
10.4++	Letter Agreement dated August 10, 2004 amending the Healy Option
10.5++	Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and International Media Ventures Incorporated
10.6++	Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Myron A. Wick III
10.7++	Amended and Restated Stock Option Agreement, dated April 17, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Myron A. Wick III
10.8++	Share Appreciation Rights Agreement, dated September 16, 2003, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alexander Rodnyansky
10.9++	Amended and Restated Notice of Grant of Stock Option dated January 30, 2006 to Nilesh Lakhani (Non-Statutory Stock Option) and related Stock Option Agreement
10.10++	Amended and Restated Notice of Stock Option Grant dated January 30, 2006 to Nilesh Lakhani (Incentive Stock Option) and related Stock Option Agreement
10.11++	Notice of Grant of Stock Option dated April 28, 2005 to Vladimir Hanumyan and related Stock Option Agreement
10.12++	Amended and Restated Employment Agreement, dated as of January 31, 2006, by and between CTC Media and Nilesh Lakhani
10.13++*	Employment Agreement, dated 2006, by and between CTC Media and Vladimir Sergeevich Hanumyan
10.14++*	Employment Agreement, dated 2006, by and between CTC Media and Alexander Rodnyansky
10.15++	Amended and Restated Employment Agreement, dated November 28, 2005 between CTC Media and Leigh Sprague
10.16++*	Employment Agreement of Sergey Petrov
10.17++	Amended and Restated Consulting Agreement dated July 1, 1999, by and between CTC Media, (f/k/a StoryFirst Communications, Inc.) and International Media Ventures Incorporated
10.18++	Amended and Restated Consulting Agreement dated July 1, 2000, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and The H.A.M. Media Group LLC
10.19	Advertising Sales Agreement (Agreement #TC-3/0100) dated as of December 31, 2000, as amended December 21, 2004 by and between CTC and CJSC TSV (Video International) (English translation)
10.20	Advertising Sales Agreement (Agreement # EM-22/0205 dated as of February 24, 2005 by and between Domashny and CJSC Ad Media (Video International) (English translation)

Exhibit No.	Description
10.21**†	Advertising Sales Agreement dated as of January 30, 2006, by and between CTC Media Video International and Video International Trend (English translation)
10.22**	Form of Advertising Sales Agreement by and between Video International Trend and local owned-and-operated station (English translation)
10.23	Stock Purchase Agreement dated July 29, 2003 by and between CTC Media and Alfa Capital Holdings (Cyprus) Limited
10.24	Agreement dated July 29, 2003 by and among CTC Media, OJSC Alfa Bank and Merrow Ventures Limited
10.25	Assignment of Indebtedness dated August 19, 2003 between CTC Media and Alfa Capital Holdings (Cyprus) Limited
10.26	Letter Agreement dated January 1, 2003 by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alfa Bank
10.27	Letter agreement, dated February 4, 2004, by and between CTC Media (f/k/a StoryFirst Communications, Inc.) and Alfa Bank
10.28	Loan Agreement dated July 22, 2005 by and between OJSC Alfa Bank and CTC (English translation)
10.29	Loan Agreement dated July 29, 2005 by and between OJSC Alfa Bank and CTC (English translation)
10.30**	Pledge Agreement No. 96073/z dated July 22, 2005 by and between CTC Media and Alfa Bank (English translation)
10.31**	Pledge Agreement No. 96144/z dated July 29, 2005 by and between CTC Media and Alfa Bank (English translation)
10.32**	Loan Agreement dated September 3, 2004 by and between OJSC Alfa Bank and CTC (English translation)
10.33**	Pledge Agreement No. 93227/z dated September 3, 2004 by and between CTC Media (f/k/a Story First Communications, Inc.) and Alfa Bank (English translation)
10.34	Stock Purchase Agreement relating to shares of CTC Media dated as of July 28, 2005 among CTC Media and certain of its stockholders
10.35	Share Purchase Agreement dated September 7, 2004 by and between Haywood Capital Limited and CTC (English translation)
10.36	Share Purchase Agreement dated September 15, 2004 by and between Haywood Capital Limited and CTC (English translation)
10.37	Share Purchase Agreement dated September 9, 2004 by and between Haywood Capital Limited and CTC Media (English translation)
10.38**	Share Purchase Agreement dated September 2, 2004 by and between AZO RocT.s. and ZAO CTC Region (English translation)
10.39*	Stockholders Agreement dated 2006 by and among CTC Media, MTG Broadcasting AB, Alfa Capital Holdings (Cyprus) Ltd, Cavendish Nominees and Sector Investment Holding Company Limited
10.40*	Registration Rights Agreement, dated 2006 by and among CTC Media and certain of its stockholders
10.41++	Form of indemnification agreement between CTC Media and each of its directors and executive officers
10.42	Non-Residential Premises Lease Agreement between All-Russian Scientific and Researching Institute of TV and Broadcasting and CTC (English translation)
10.43**	Form of Registration Rights Agreement between CTC and certain of its stockholders
21.1	Subsidiaries of CTC Media
23.1**	Consent of Ernst & Young LLC, Independent Registered Public Accounting Firm
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-8)
99.1**	Consent of Tamjid Basunia to be named as a director of CTC Media, Inc.
99.2**	Consent of Charles Burdick to be named as a director of CTC Media, Inc.
99.3**	Consent of Werner Klatten to be named as a director of CTC Media, Inc.
99.4**	Consent of Vagan Abgaryan to be named as a director of CTC Media, Inc.
99.5**	Consent of Squire, Sanders & Dempsey (Moscow) LLC.

*	To be filed by amendment.

**	Filed herewith. All other exhibits previously filed, unless otherwise indicated.

++	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.